UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2013

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A .

Audit Report of Kookmin Bank for Fiscal Year 2012

On March 13, 2013, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., disclosed audit reports for fiscal year 2012 based on the Korean equivalent of International Financial Reporting Standards (including the consolidated and separate financial statements of Kookmin Bank as of and for the years ended December 31, 2012 and 2011 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such reports have not been approved by the shareholders of Kookmin Bank and remain subject to change.

KB Financial Group Inc. is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of Kookmin Bank for FY 2012.

Exhibit 99.2: An English-language translation of the Separate Audit Report of Kookmin Bank for FY 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 13, 2013	By:	/s/ Jong Kyoo Yoon
(Signature)

	Name:	Jong Kyoo Yoon
	Title:	Deputy President & CFO

Exhibit 99.1

Kookmin Bank and Subsidiaries

Consolidated Financial Statements

December 31, 2012 and 2011

Kookmin Bank and Subsidiaries

Index

December 31, 2012 and 2011

Report of Independent Auditors

To the Shareholders and Board of Directors of

Kookmin Bank

We have audited the accompanying consolidated statements of financial position of Kookmin Bank and its subsidiaries (collectively the “Group”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the financial position of the Group as of December 31, 2012 and 2011, and their financial performance and cash flows for the years then ended, in conformity with International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”).

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean auditing standards and their application in practice.

Seoul, Korea

March 8, 2013

This report is effective as of March 8, 2013, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Kookmin Bank and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2012 and 2011

(In millions of Korean won)	Notes	2012		2011

Assets
Cash and due from financial institutions	4,6,7,36	￦	10,028,910	￦	8,674,668
Financial assets at fair value through profit or loss	4,6,12		3,494,954		4,201,556
Derivative financial assets	4,6,9		1,997,736		2,242,405
Loans	4,6,10,11,41		199,146,776		199,583,769
Financial investments	4,6,8,12		32,190,095		31,650,116
Investments in associates	13,39,41		922,956		795,127
Property and equipment	14		2,937,752		3,000,326
Investment property	14		92,204		90,911
Intangible assets	15		264,818		309,070
Deferred income tax assets	16,32		447		—
Assets held for sale	18		5,269		9,931
Other assets	4,6,17		6,666,780		5,954,381

Total assets		￦	257,748,697	￦	256,512,260

Liabilities
Financial liabilities at fair value through profit or loss	4,6	￦	41,979	￦	58,744
Derivative financial liabilities	4,6,9		2,040,713		1,853,800
Deposits	4,6,19		194,290,041		190,948,850
Debts	4,6,20		14,631,518		14,696,799
Debentures	4,6,21		15,848,596		18,891,472
Provisions	22		537,351		618,615
Defined benefit liabilities	23		63,240		115,451
Current income tax liabilities	32		7,131		10,083
Deferred income tax liabilities	16,32		176,190		277,393
Other liabilities	4,6,24,30		10,154,383		9,972,648

Total liabilities			237,791,142		237,443,855

Equity	25
Equity attributable to owners of the Parent Company	25
Capital stock			2,021,896		2,021,896
Capital surplus			5,219,672		4,285,807
Accumulated other comprehensive income	34		429,784		290,710
Retained earnings	25,33		12,284,866		12,461,918
(Provision of regulatory reserve for credit losses					—
Dec. 31, 2012 : ￦1,529,643 million
Dec. 31, 2011 : nil)
(Amounts estimated to be appropriated
Dec. 31, 2012 : ￦58,365 million
Dec. 31, 2011 : ￦1,529,643 million)

Equity attributable to shareholders of the parent entity			19,956,218		19,060,331
Non-controlling interest equity			1,337		8,074

Total equity			19,957,555		19,068,405

Total liabilities and equity		￦	257,748,697	￦	256,512,260

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Comprehensive Income

Years ended December 31, 2012 and 2011

(In millions of Korean won)	Notes	2012		2011

Continuing operations

Interest income		￦	12,478,432	￦	12,359,406
Interest expense			(6,583,034)		(6,346,411)

Net interest income	5,26		5,895,398		6,012,995

Fee and commission income			1,457,700		1,559,186
Fee and commission expense			(183,704)		(178,503)

Net fee and commission income	5,27		1,273,996		1,380,683

Net gains on financial assets/liabilities at fair value through profit and loss	5,28		596,746		989,643

Net other operating expenses	5,29		(1,244,914)		(1,073,174)

General and administrative expenses	5,14,15,23,30,40		(3,305,714)		(3,372,697)

Operating profit before provision for credit losses			3,215,512		3,937,450

Provision for credit losses	5,11,17,22		(1,294,714)		(1,291,533)

Operating profit			1,920,798		2,645,917

Share of profit of associates	13		(5,712)		1,352
Non-operating expenses	31,40		(64,246)		(45,908)

Net other non-operating expense			(69,958)		(44,556)

Profit before income tax expense	5		1,850,840		2,601,361

Income tax expense	32		(434,698)		(674,759)

Profit(loss) from continuing operations for the year			1,416,142		1,926,602

Discontinued operations	42
Profit from discontinued operations			—		121,279

Profit for the year			1,416,142		2,047,881

(Adjustment in profit of reserve for credit losses	25
Dec. 31, 2012 : ￦1,357,777 million
Dec. 31, 2011 : ￦1,804,524 million)

Exchange differences on translating foreign operations			(25,649)		5,612
Valuation gains(losses) on financial investments			208,121		(452,583)
Share of other comprehensive income of associates			(43,451)		99

Other comprehensive incomes(losses) for the year, net of tax	34		139,021		(446,872)

Total comprehensive income for the year		￦	1,555,163	￦	1,601,009

Profit attributable to:

Shareholders of the parent entity			1,415,773		2,046,538

Non-controlling interests			369		1,343

		￦	1,416,142	￦	2,047,881

Total comprehensive income attributable to:
Shareholders of the parent entity			1,554,887		1,599,556
Non-controlling interests			276		1,453

		￦	1,555,163	￦	1,601,009

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2012 and 2011

(In millions of Korean won)	Capital Stock		Hybrid capital instruments		Capital Surplus		Accumulated Other Comprehensive Income (loss)		Retained Earnings		Non-controlling interest		Total Equity

Balance at January 1, 2011	￦	2,481,896	￦	1,000,000	￦	6,267,532	￦	737,692	￦	10,461,531	￦	7,618	￦	20,956,269

Comprehensive income
Profit for the year		—		—		—		—		2,046,538		1,343		2,047,881
Losses on valuation of financial investments		—		—		—		(435,381)		—		—		(435,381)
Gains on valuation of investments accounted for using the equity method		—		—		—		99		—		—		99
Currency translation differences		—		—		—		5,502		—		110		5,612

Total comprehensive income(loss)		—		—		—		(429,780)		2,046,538		1,453		1,618,211

Transactions with shareholders
Hybrid capital instruments		—		(1,000,000)		—		—		—		—		(1,000,000)
Interest from hybrid capital instruments (Dividends)		—		—		—		—		(46,151)		—		(46,151)

Total transactions with shareholders		—		(1,000,000)		—		—		(46,151)		—		(1,046,151)

Changes due to spin-off
Decrease in capital stock		(460,000)		—		—		—		—		—		(460,000)
Decrease in additional paid-in capital		—		—		(1,047,546)		—		—		—		(1,047,546)
Decrease in accumulated other comprehensive income		—		—		—		(17,202)		—		—		(17,202)
Loss on capital reduction		—		—		(934,900)		—		—		—		(934,900)
Retained earnings		—		—		—		—		—		(997)		(997)
Others		—		—		721		—		—		—		721

Total changes due to spin-off		(460,000)		—		(1,981,725)		(17,202)		—		(997)		(2,459,924)

Balance at December 31, 2011	￦	2,021,896	￦	—	￦	4,285,807	￦	290,710	￦	12,461,918	￦	8,074	￦	19,068,405

Balance at January 1, 2012	￦	2,021,896	￦	—	￦	4,285,807	￦	290,710	￦	12,461,918	￦	8,074	￦	19,068,405

Comprehensive income
Profit for the year		—		—		—		—		1,415,773		369		1,416,142
Gains on valuation of financial investments		—		—		—		208,121		—		—		208,121
Losses on valuation of investments accounted for using the equity method		—		—		—		(43,451)		—		—		(43,451)
Currency translation differences		—		—		—		(25,556)		—		(93)		(25,649)

Total comprehensive income		—		—		—		139,114		1,415,773		276		1,555,163

Transactions with shareholders
Dividends		—		—		—		—		(657,925)		—		(657,925)
Loss on capital reduction		—		—		934,900		—		(934,900)		—		—
Changes in interest in a subsidiaries		—		—		(1,035)		(40)		—		(7,013)		(8,088)

Total transactions with shareholders		—		—		933,865		(40)		(1,592,825)		(7,013)		(666,013)

Balance at December 31, 2012	￦	2,021,896	￦	—	￦	5,219,672	￦	429,784	￦	12,284,866	￦	1,337	￦	19,957,555

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Interim Consolidated Statements of Cash Flows

Years ended December 31, 2012 and 2011

(In millions of Korean won)	Notes	2012		2011

Cash flows from operating activities
Profit for the year		￦	1,416,142	￦	2,047,881
Adjustment for non-cash items
Net gains on financial assets/liabilities at fair value through profit or loss			(197,633)		(419,450)
Losses(gains) on derivative financial investments for hedging purposes			14,654		(108,507)
Adjustment of fair value of derivative financial instruments			42		211,783
Provision for credit loss			1,294,714		1,302,984
Net losses(gains) on financial investments			186,013		(337,833)
Share of profit of associates			5,712		(1,352)
Depreciation and amortization expense			271,429		295,634
Other net losses on property and equipment/intangible assets			1,793		7,964
Share-based payment(reversal)			8,578		(10,585)
Changes in provision for accrued severance benefits			187,357		187,330
Net interest income			231,160		75,726
Losses(gains) on foreign currency translation			(149,197)		249,710
Other incomes(expenses)			(13,823)		107,341

			1,840,799		1,560,745

Changes in operating assets and Liabilities
Financial assets at fair value through profit or loss			712,145		(1,974,345)
Derivative financial assets			247,055		490,949
Loans			(1,121,938)		(16,231,748)
Deferred income tax assets			(447)		—
Other assets			773,959		(732,519)
Financial liabilities at fair value through profit or loss			(16,935)		(8,040)
Deposits			3,386,785		10,449,142
Deferred income tax liabilities			(167,642)		8,755
Other liabilities			(46,127)		(67,182)

			3,766,855		(8,064,988)

Net cash generated from (used in) operating activities			7,023,796		(4,456,362)

Cash flows from investing activities
Decrease in financial investments			22,095,023		24,005,980
Increase in financial investments			(22,637,069)		(20,166,958)
Decrease in investments in associates			24,557		12,504
Increase in investments in associates			(176,246)		(168,073)
Disposal of property and equipment			8,321		1,343
Acquisition of property and equipment			(126,517)		(180,825)
Disposal of intangible assets			1,358		7,443
Acquisition of intangible assets			(53,917)		(62,322)
Others			(860,747)		282,473
Net cash flows from spin-off of business segment			—		(349,471)

Net cash provided by investing (used in) activities			(1,725,237)		3,382,094

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			48,924		20,584
Increase(decrease) in debts			(3,956)		3,781,540
Increase in debentures			5,917,068		6,352,374
Decrease in debentures			(8,819,900)		(6,777,235)
Redemption of hybrid capital instruments			—		(1,000,000)
Payment of dividends			(657,925)		(46,331)
Changes in interest in a subsidiaries			(8,048)		—
Others			142,738		68,545

Net cash provided by financing(used in) activities			(3,381,099)		2,399,477

Exchange gains(losses) on cash and cash equivalents			(13,541)		32,976

Net increase in cash and cash equivalents			1,903,919		1,358,185
Cash and cash equivalents at the beginning of the year	36		4,541,091		3,182,906

Cash and cash equivalents at the end of year	36	￦	6,445,010	￦	4,541,091

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

1. The Company

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Also, pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX,” formerly Korea Stock Exchange) in September 1994. As a result of the merger with H&CB, the shareholders of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2012, the Bank’s paid-in capital is ￦2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, and other relevant businesses. As of December 31, 2012, the Bank operates 1,193 domestic branches and offices, and five overseas branches (excluding four subsidiaries and three offices).

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

2. Basis of Preparation

2.1 Application of K-IFRS

The financial statements of Kookmin Bank its subsidiaries (the Group) for the annual period beginning on January 1, 2011, have been prepared in accordance with Korean-IFRS(“K-IFRS”). The transition date, according to K-IFRS 1101, from the previous accounting principles generally accepted in the Republic of Korea (“Previous K-GAAP”) to K-IFRS is January 1, 2010. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group has prepared consolidated financial statements in accordance with K-IFRS1027, Consolidated and Separate Financial Statements.

New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2012, and not early adopted by the Group are as follows:

Amendments to K-IFRS 1019, Employee Benefits

According to the amendments to K-IFRS 1019, the corridor approach for actuarial gains and losses is not allowed anymore, Accordingly, the actuarial gains and losses is recognized in other comprehensive income immediately. Past service costs incurred under changes of plans are recognized immediately, and the amendment replaces the interest cost on the defined benefit obligation, and the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability. This amendment is effective for the Group as of January 1, 2013. The Group is assessing the impact of application of the amended K-IFRS 1019 on its consolidated financial statements.

Enactment of K-IFRS 1113, Fair value measurement

K-IFRS 1113 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across K-IFRS. K-IFRS 1113 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within K-IFRS. K-IFRS 1113 is effective for the Group as of January 1, 2013. The Group expects that the enactment would not have a material impact on the consolidated financial statements of the Group.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Amendment of K-IFRS 1001, Presentation of Financial Statements

K-IFRS 1001, Presentation of Financial Statements, was amended to require other comprehensive income items to be presented into two groups on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This is effective for annual periods beginning on or after July 1, 2012, with early adoption permitted. The Group expects that the application of this amendment would not have a material impact on its consolidated financial statements.

Enactment of K-IFRS1110, Consolidated Financial Statements

K-IFRS1110, Consolidated Financial Statements, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the parent company. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The enactment will be effective for annual periods beginning on or after January 1, 2013, and the Group is reviewing the impact of the enactment of K-IFRS1110.

Enactment of K-IFRS1111, Joint Arrangements

K-IFRS1111, Joint Arrangements, aims to reflect the substance of joint arrangements by focusing on the contractual rights and obligations that each party to the arrangement has rather than its legal form. Joint arrangements are classified as either joint operations or joint ventures. A joint operation is when joint operators have rights to the assets and obligations for the liabilities, and account for the assets, liabilities, revenues and expenses, while parties to the joint venture have rights to the net assets of the arrangement and account for their interest in the joint venture using the equity method. The enactment will be effective for annual periods beginning on or after January 1, 2013, and the Group is reviewing the impact of the enactment of K-IFRS1111.

Enactment of K-IFRS1112, Disclosures of Interests in Other Entities

K-IFRS1112, Disclosures of Interests in Other Entities, provides the disclosure requirements for all forms of interests in other entities, including a subsidiary, a joint arrangement, an associate, a consolidated structured entity and an unconsolidated structured entity. This amendment will be effective for annual periods beginning on or after January 1, 2013, and the Group is reviewing the impact of the amended K-IFRS1112.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Korean won, which is the parent company’s functional and presentation currency. Refer to Notes 3.2.1 and 3.2.2.

2.4 Significant Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

2.4.1 Deferred income taxes

The recognition of a deferred tax asset relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for groups of loans, guarantees and unused loan commitments.

2.4.4 Defined benefit obligation

The present value of defined benefit obligations is measured by independent actuaries using the Projected Unit Credit Method. It incorporates actuarial assumptions and variables such as future increases in salaries, rate of retirement, discount rate, amongst others.

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

The Group has established various special purpose entities (“SPE“s). Such SPEs are consolidated when the risks and rewards and substance of the relationship between the Group and the SPE indicates that the SPE is controlled by the Group. These SPEs controlled by the Group are established with predetermined activities, so that the Group has the rights to obtain the majority of the benefits of the activities of the SPEs and may be exposed to risks incident to the activities of the SPEs. The Group retains the majority of the residual or ownership risks related to such SPE or its assets in order to obtain the benefits from its activities.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions; that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

3.1.2 Associates

Associates are entities over which the Group has significant influence in the financial and operating policy decisions. If the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Under the equity method, investments in associates are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and losses resulting from ‘upstream’ and ‘downstream’ transactions between the Group and associates are eliminated to the extent at the Group’s interest in associates.

If associates use accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

After the carrying amount of the investment is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting date whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘share of profit or loss of associates’ in the statements of comprehensive income.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

3.1.3 Trusts and funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

3.1.4 Intra-group transactions

All intra-group balances and transactions, and any unrealized gains arising on intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

3.2 Foreign Currency

3.2.1 Foreign currency transactions and balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting year foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

3.2.2 Foreign Operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its statement of financial position when, the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity investments, available-for-sale financial assets, or loans and receivables. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received).

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. These factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests it for validity using prices from observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.4 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Group as at fair value through profit or loss upon initial recognition.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Group may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•

It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•

A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group’s key management personnel.

•

A contract contains one or more embedded derivatives; the Group may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by K-IFRS 1039, Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to current profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

However, interest revenue measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as Loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Group does not intend to sell immediately or in the near term.

•	Those that the Group, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

3.6 Impairment of financial assets

The Group assesses at the end of each reporting year whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as an available-for-sale financial asset includes a significant or prolonged decline in the fair value below its cost. The Group considers the decline in the fair value of over 30% against the original cost as a “significant decline”. A decline is considered as prolonged if the period, in which the fair value of the financial asset has been below its original cost at initial recognition, is same as or more than six months.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans and receivables

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment), and individually or collectively for financial assets that are not individually significant. If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written-off against the related allowance account. If, in a subsequent year, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses.

If, in a subsequent year, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

3.6.3 Held-to-maturity financial assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit or loss as part of other operating income and expenses. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

In the case of a financial asset classified as held to maturity, if, in a subsequent year, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to but not exceeding the extent of amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge).

At the inception of the hedge there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are classified as financial instruments held for trading and are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

3.7.3 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.4 Day one gain and loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and Equipment

3.8.1 Recognition and measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of an asset has a different useful life from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation methods and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9 Investment properties

3.9.1 Recognition and Measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

3.10 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	5~10 years
Software	Straight-line	4 years
Others	Straight-line	4~30 years

The amortization year and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Group carries out a review in each accounting year to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill in the Group’s opening K-IFRS statement of financial position is stated at its carrying amount prior to the date of transition under the previous K-GAAP.

Goodwill acquired in business combinations after the transition date is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Leases

3.11.1 Finance lease(the Group as lessee)

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Leases in the financial statements of lessees

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

Leases in the financial statements of lessors

Lease income from operating leases are recognized in income on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by the lessors in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

3.12 Impairment of non-financial assets

The Group assesses at the end of each reporting year whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

An impairment loss recognized for goodwill is not reversed in a subsequent year. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior period for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior years for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.13 Non-current assets held for sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable K-IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.14 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

3.15 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.16 Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer (the Group) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with K-IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets, and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS 1018, Revenue.

3.17 Equity instrument issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.17.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.17.2 Hybrid capital instruments

The Group classifies an issued financial instrument, or its component parts, on initial recognition as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. Hybrid capital instruments where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

3.17.3 Treasury shares

If entities of the Group reacquire the parent company’s equity instruments, those instruments (‘treasury shares’) are deducted from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or cancellation of its own equity instruments.

3.18 Revenue recognition

3.18.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter year, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.18.2 Fee and commission income

The Group recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Group that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.18.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

3.19 Employee compensation and benefits

3.19.1 Post-employment benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Past service cost arises when the Group introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, past service cost is recognized immediately.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.19.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.19.3 Share-based payment

The Group operates share-based payment arrangements granting awards to directors and employees of the Group. The Group has a choice of whether to settle the awards in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determines that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the Group accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

The Group measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

3.19.4 Termination benefits

Termination benefits are employee benefits payable as a result of either the Group’s decision to terminate an employee’s employment before the normal retirement date or an employee’s decision to accept voluntary redundancy in exchange for those benefits. The Group recognizes termination benefits as a liability and an expense when, and only when, the Group is demonstrably committed to either terminate the employment of an employee or group of employees before the normal retirement date or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy. The Group is demonstrably committed to a termination when, and only when, the Group has a detailed formal plan for the termination and is without realistic possibility of withdrawal. Where termination benefits fall due more than 12 months after the end of the reporting period, they are discounted using the appropriate discount rate.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

3.19.5 Reclassifications

As discussed in Note 30, Employee benefits for the year ended December 31, 2011, were reclassified to conform with the December 31, 2012 financial statement presentation. These reclassifications have no impact on the previously reported profit for the year or equity.

3.20 Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different year outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.20.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior period are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.20.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, associates, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to set off current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.20.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Group recognizes its uncertain tax positions in the financial statements based on the guidance in K-IFRS 1037. A liability related to an uncertain tax position is recognized as the best estimate of expenditure if the uncertain tax position is probable of resulting in additional payment to the tax authorities. Meanwhile, assets related to uncertain tax positions, caused by a claim for rectification or an appeal for refund claimed from the tax authorities related to additional assessments, are treated as contingent assets under K-IFRS 1037. Therefore, tax expenses are recognized in the financial statements when the uncertain tax position is probable of resulting in additional payment to the tax authorities while tax benefits are recognized only when the tax refund is virtually certain.

The Group classifies interest and penalties related to uncertain tax positions as a component of income tax expense.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

3.21 Transactions with the Trust Accounts

Under the Financial Investment Services and Capital Markets Act, the Group recognizes trust accounts (“the Trust Accounts”) as separate. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Group’s banking accounts earn trust fees from the trust accounts for its management of trust assets and operations. The reserves for future losses are set up in the trust accounts for losses related to those trust funds with a guarantee of the principal in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves for future losses, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.22 Operating Segments

Operating segments are components of the Group about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes the items which are directly attributable and reasonably allocated to the segment.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

4. Financial risk management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital adequacy. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured in Economic Capital or Value at Risk (VaR) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite, approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Group’s risk management.

Risk Management Group

The Risk Management Group is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work processes relating to the Group’s risk management.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off-balance items and uses expected losses and economic capital as a management indicator. The Group manages credit risk by allocating credit risk economic capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management team that focuses on credit risk management in accordance with the Group’s credit risk management policy. The Group’s loan analysis department which is independent from the sales department is responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. Kookmin Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Financial assets
Due from financial institutions	￦	7,179,428	￦	5,852,573
Financial assets at fair value through profit or loss Financial assets held for trading[1]		3,230,780		3,979,351
Derivatives		1,997,736		2,242,405
Loans		199,146,776		199,583,769
Financial investments
Available-for-sale financial assets		18,850,247		17,280,466
Held-to-maturity financial assets		10,952,294		12,074,794
Other financial assets		6,374,902		5,658,899

	￦	247,732,163	￦	246,672,257

Off- balance items
Acceptances and guarantees contracts	￦	9,418,264	￦	11,472,549
Financial guarantee contracts		1,610,269		945,167
Commitments		58,195,304		53,703,742

		69,223,837		66,121,458

	￦	316,956,000	￦	312,793,715

[1]	The amounts of ￦ 39,839 million and ￦ 28,625 million as of December 31, 2012 and 2011, respectively, related to financial instruments indexed to the price of gold are included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

4.2.4 Credit risk of loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Group recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting year therefore the Group does not recognize expected losses as a result of future events. The Group measures inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

Loans are categorized as follows:

(In millions of Korean won)
	2012
Loans	Retail			Corporate			Total
	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	98,926,939	97.26	￦	97,709,263	97.41	￦	196,636,202	97.34
Past due but not impaired		1,615,276	1.59		466,848	0.47		2,082,124	1.03
Impaired		1,170,118	1.15		2,127,768	2.12		3,297,886	1.63

		101,712,333	100.00		100,303,879	100.00		202,016,212	100.00
Allowances[1]		(680,517)	0.67		(2,188,919)	2.18		(2,869,436)	1.42

Carrying amount	￦	101,031,816		￦	98,114,960		￦	199,146,776

(In millions of Korean won)
	2011
Loans	Retail			Corporate			Total
	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	100,913,992	97.39	￦	96,440,639	97.39	￦	197,354,631	97.39
Past due but not impaired		1,645,599	1.59		359,554	0.36		2,005,153	0.99
Impaired		1,061,585	1.02		2,227,279	2.25		3,288,864	1.62

		103,621,176	100.00		99,027,472	100.00		202,648,648	100.00
Allowances[1]		(635,476)	0.61		(2,429,403)	2.45		(3,064,879)	1.51

Carrying amount	￦	102,985,700		￦	96,598,069		￦	199,583,769

[1]	Collectively assessing allowances for loans are included because they are not impaired individually.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Credit quality of loans that are neither past due nor impaired is as follows:

(In millions of Korean won)
	2012
	Retail		Corporate		Total
Grade 1	￦	82,326,381	￦	37,926,502	￦	120,252,883
Grade 2		13,772,466		40,796,507		54,568,973
Grade 3		1,669,048		15,324,596		16,993,644
Grade 4		761,759		3,398,883		4,160,642
Grade 5		397,285		262,775		660,060

	￦	98,926,939	￦	97,709,263	￦	196,636,202

(In millions of Korean won)
	2011
	Retail		Corporate		Total
Grade 1	￦	83,641,226	￦	35,666,135	￦	119,307,361
Grade 2		14,900,069		39,295,590		54,195,659
Grade 3		1,564,005		17,414,075		18,978,080
Grade 4		451,004		3,689,791		4,140,795
Grade 5		357,688		375,048		732,736

	￦	100,913,992	￦	96,440,639	￦	197,354,631

Credit quality of loans is classified as follows, according to the internal credit rating:

	Retail	Corporate
Grade 1	1 to 5 grade	AAA to BBB+
Grade 2	6 to 8 grade	BBB to BB
Grade 3	9 to 10 grade	BB- to B
Grade 4	11 grade	B- to CCC
Grade 5	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	2012
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Total
Retail	￦	1,341,601	￦	196,308	￦	77,367	￦	1,615,276
Corporate		316,710		122,350		27,788		466,848

	￦	1,658,311	￦	318,658	￦	105,155	￦	2,082,124

(In millions of Korean won)
	2011
	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Total
Retail	￦	1,361,047	￦	181,252	￦	103,300	￦	1,645,599
Corporate		196,591		138,817		24,146		359,554

	￦	1,557,638	￦	320,069	￦	127,446	￦	2,005,153

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Impaired loans are as follows:

(In millions of Korean won)
	2012
	Retail		Corporate		Total
Loans	￦	1,170,118	￦	2,127,768	￦	3,297,886
Allowances		(449,155)		(943,337)		(1,392,492)
Individual		—		(714,182)		(714,182)
Collective		(449,155)		(229,155)		(678,310)

	￦	720,963	￦	1,184,431	￦	1,905,394

(In millions of Korean won)
	2011
	Retail		Corporate		Total
Loans	￦	1,061,585	￦	2,227,279	￦	3,288,864
Allowances		(397,623)		(1,219,714)		(1,617,337)
Individual		—		(962,516)		(962,516)
Collective		(397,623)		(257,198)		(654,821)

	￦	663,962	￦	1,007,565	￦	1,671,527

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2012 and 2011, follows:

(In millions of Korean won)
	2012
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantee	￦	18,512	￦	172,687	￦	291,637	￦	24,084,789	￦	24,567,625
Deposits and savings		200		19,502		60,591		2,151,543		2,231,836
Property and equipment		1,776		4,309		655		1,036,838		1,043,578
Real estate		251,713		459,213		1,187,495		108,780,638		110,679,059

	￦	272,201	￦	655,711	￦	1,540,378	￦	136,053,808	￦	138,522,098

(In millions of Korean won)
	2011
	Impaired Loans				Non-impaired Loans
	Individual		Collective		Past due		Not past due		Total
Guarantee	￦	21,210	￦	124,641	￦	173,708	￦	18,263,168	￦	18,582,727
Deposits and savings		—		31,037		69,484		2,499,434		2,599,955
Property and equipment		12,648		4,717		1,310		759,410		778,085
Real estate		151,588		398,292		1,158,298		105,470,109		107,178,287

	￦	185,446	￦	558,687	￦	1,402,800	￦	126,992,121	￦	129,139,054

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments (debt securities) excluding equity securities that are exposed to credit risk are as follows:

(In millions of Korean won)	2012		2011
Securities that are neither past due nor impaired	￦	32,992,644	￦	33,304,926
Impaired securities		838		1,060

	￦	32,993,482	￦	33,305,986

The credit quality of securities (debt securities) that are neither past due nor impaired as of December 31, 2012 and 2011, follows:

(In millions of Korean won)
	2012
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	3,177,553	￦	13,388	￦	—	￦	—	￦	—	￦	3,190,941
Available-for-sale financial assets		18,329,072		446,680		73,657		—		—		18,849,409
Held-to-maturity financial assets		10,952,294		—		—		—		—		10,952,294

	￦	32,458,919	￦	460,068	￦	73,657	￦	—	￦	—	￦	32,992,644

(In millions of Korean won)
	2011
	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	3,935,106	￦	15,620	￦	—	￦	—	￦	—	￦	3,950,726
Available-for-sale financial assets		16,519,374		718,279		41,911		—		—		17,279,564
Held-to-maturity financial assets		12,074,636		—		—		—		—		12,074,636

	￦	32,529,116	￦	733,899	￦	41,911	￦	—	￦	—	￦	33,304,926

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KIS	KAP	NICE	S&P	Fitch-IBCA	Moody’s

Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under -	BB- or under	BB- or under	B or under	B or under	B2 or under

Debt securities’ credit qualities denominated in Korean won are based on the lowest credit rating by three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit ratings by three foreign credit rating agencies above.

4.2.6 Credit risk mitigation of derivative financial instruments

A quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2012 and 2011, is as follows:

(In millions of Korean won)	2012		2011
Deposits and savings, securities and others	￦	216,906	￦	68,731

	￦	216,906	￦	68,731

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

4.2.7 Credit risk concentration analysis

The details of the Group’s loans by the country as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)
	2012
	Retail		Corporate		Total		%	Allowances		Carrying amount
Korea	￦	101,640,359	￦	98,451,356	￦	200,091,715	99.06	￦	(2,850,633)	￦	197,241,082
Europe		3		80,454		80,457	0.04		(287)		80,170
China		319		429,781		430,100	0.21		(2,371)		427,729
Japan		7,944		885,606		893,550	0.44		(14,272)		879,278
U.S.		—		308,846		308,846	0.15		(477)		308,369
Others		63,708		147,836		211,544	0.10		(1,396)		210,148

Total	￦	101,712,333	￦	100,303,879	￦	202,016,212	100.00	￦	(2,869,436)	￦	199,146,776

(In millions of Korean won)
	2011
	Retail		Corporate		Total		%	Allowances		Carrying amount

Korea	￦	103,551,155	￦	97,117,354	￦	200,668,509	99.02	￦	(3,045,496)	￦	197,623,013
China		434		315,375		315,809	0.16		(1,961)		313,848
Japan		11,914		1,014,607		1,026,521	0.51		(14,975)		1,011,546
U.S.		—		412,669		412,669	0.20		(432)		412,237
Others		57,673		167,467		225,140	0.11		(2,015)		223,125

Total	￦	103,621,176	￦	99,027,472	￦	202,648,648	100.00	￦	(3,064,879)	￦	199,583,769

The details of the Group’s corporate loans by industry as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)
	2012
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	7,163,776	7.14	￦	(6,489)	￦	7,157,287
Manufacturing		31,262,788	31.17		(917,567)		30,345,221
Service		38,606,446	38.48		(475,313)		38,131,133
Wholesale and retail		15,105,297	15.06		(228,687)		14,876,610
Construction		4,579,146	4.57		(501,210)		4,077,936
Public sector		520,422	0.52		(7,076)		513,346
Others		3,066,004	3.06		(52,577)		3,013,427

	￦	100,303,879	100.00	￦	(2,188,919)	￦	98,114,960

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)
	2011
	Loans		%	Allowances		Carrying amount
Financial institutions	￦	5,824,112	5.88	￦	(57,099)	￦	5,767,013
Manufacturing		31,743,555	32.06		(848,758)		30,894,797
Service		36,305,778	36.66		(547,148)		35,758,630
Wholesale and retail		15,639,010	15.79		(232,481)		15,406,529
Construction		5,541,654	5.60		(701,417)		4,840,237
Public sector		310,978	0.31		(5,190)		305,788
Others		3,662,385	3.70		(37,310)		3,625,075

	￦	99,027,472	100.00	￦	(2,429,403)	￦	96,598,069

The details of the Group’s retail by type as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	44,822,842	44.07	￦	(108,490)	￦	44,714,352
General purpose		56,889,491	55.93		(572,027)		56,317,464

	￦	101,712,333	100.00	￦	(680,517)	￦	101,031,816

(in millions of Korean won)	2011
	Loans		%	Allowances		Carrying amount
Housing purpose	￦	45,515,180	43.92	￦	(96,963)	￦	45,418,217
General purpose		58,105,996	56.08		(538,513)		57,567,483

	￦	103,621,176	100.00	￦	(635,476)	￦	102,985,700

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The details of the Group’s securities (debt securities) and derivative financial instruments by industry as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	922,760	28.92
Banking and Insurance		1,985,746	62.23
Others		282,435	8.85

		3,190,941	100.00

Derivative financial assets
Government and government funded institutions		29,236	1.46
Banking and Insurance		1,840,989	92.15
Others		127,511	6.39

		1,997,736	100.00

Available-for-sale financial assets
Government and government funded institutions		8,986,569	47.67
Banking and Insurance		8,258,173	43.81
Others		1,605,505	8.52

		18,850,247	100.00

Held-to-maturity financial assets
Government and government funded institutions		8,696,173	79.40
Banking and Insurance		1,563,979	14.28
Others		692,142	6.32

		10,952,294	100.00

	￦	34,991,218

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)	2011
	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	1,378,797	34.90
Banking and Insurance		2,347,611	59.42
Others		224,318	5.68

		3,950,726	100.00

Derivative financial assets
Government and government funded institutions		40,068	1.79
Banking and Insurance		1,402,979	62.57
Others		799,358	35.64

		2,242,405	100.00

Available-for-sale financial assets
Government and government funded institutions		7,470,541	43.23
Banking and Insurance		7,533,776	43.60
Others		2,276,149	13.17

		17,280,466	100.00

Held-to-maturity financial assets
Government and government funded institutions		9,924,376	82.19
Banking and Insurance		1,419,265	11.75
Others		731,153	6.06

		12,074,794	100.00

	￦	35,548,391

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The details of the Group’s securities (debt securities) and derivative financial instruments by country, as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Amount		%
Financial assets held for trading
Korea	￦	3,190,941	100.00

		3,190,941	100.00

Derivative financial assets
Korea		621,957	31.13
United States		364,486	18.24
Others		1,011,293	50.63

		1,997,736	100.00

Available-for-sale financial assets
Korea		18,849,409	99.99
Others		838	0.01

		18,850,247	100.00

Held-to-maturity financial assets
Korea		10,952,293	99.99
United States		1	0.01

		10,952,294	100.00

	￦	34,991,218

(In millions of Korean won)	2011
	Amount		%
Financial assets held for trading
Korea	￦	3,950,726	100.00

		3,950,726	100.00

Derivative financial assets
Korea		1,252,979	55.88
United States		253,569	11.31
Others		735,857	32.81

		2,242,405	100.00

Available-for-sale financial assets
Korea		17,279,564	99.99
Others		902	0.01

		17,280,466	100.00

Held-to-maturity financial assets
Korea		12,074,636	99.99
United States		158	0.01

		12,074,794	100.00

	￦	35,548,391

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading are in the banking and insurance industries and have high credit ratings.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and out-flow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-balance items such as commitments and financial guarantee contracts. The Group discloses them by maturity groups: On demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities, is measured on the assumption that the current interest rate would be the same through maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by ALM (‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Group.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off- statement of financial position are measured, managed and reported to the Risk Management Council and Risk Management Committee on a regular basis.

The Group regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities as of December 31, 2012 and 2011, is as follows:

(In millions of Korean won)	2012
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	6,028,604	￦	383,115	￦	57,953	￦	120,605	￦	—	￦	—	￦	6,590,277
Financial assets held for trading[2]		3,494,954		—		—		—		—		—		3,494,954
Derivatives held for trading[2]		1,814,669		—		—		—		—		—		1,814,669
Derivatives held for hedging[3]		—		6,645		929		18,600		125,511		163,808		315,493
Loans		—		15,729,409		22,119,729		72,973,030		55,862,282		77,520,756		244,205,206
Available-for-sale financial assets[4]		2,183,946		1,123,713		1,574,064		4,458,118		11,436,436		2,373,972		23,150,249
Held-to-maturity financial assets		—		141,664		352,449		2,318,566		7,768,812		1,766,746		12,348,237
Other financial assets		—		4,738,346		—		1,323,197		—		—		6,061,543

	￦	13,522,173	￦	22,122,892	￦	24,105,124	￦	81,212,116	￦	75,193,041	￦	81,825,282	￦	297,980,628

Financial liabilities
Financial liabilities held for trading	￦	41,979	￦	—	￦	—	￦	—	￦	—	￦	—	￦	41,979
Derivatives held for trading[2]		1,847,483		—		—		—		—		—		1,847,483
Derivatives held for hedging[3]		—		26,041		3		(1,456)		189,613		2,396		216,597
Deposits [5]		67,004,272		16,480,073		29,460,387		78,983,030		7,731,098		340,101		199,998,961
Debts		5,978		3,649,073		2,353,462		5,390,307		2,879,125		661,869		14,939,814
Debentures		24,659		732,257		768,370		1,945,964		11,630,132		4,020,185		19,121,567
Other financial liabilities		—		5,467,634		876		65,314		1,427		—		5,535,251

	￦	68,924,371	￦	26,355,078	￦	32,583,098	￦	86,383,159	￦	22,431,395	￦	5,024,551	￦	241,701,652

Off- balance items
Commitments[6]	￦	58,195,304	￦	—	￦	—	￦	—	￦	—	￦	—	￦	58,195,304
Financial guarantee contracts[7]		1,610,269		—		—		—		—		—		1,610,269

	￦	59,805,573	￦	—	￦	—	￦	—	￦	—	￦	—	￦	59,805,573

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)	2011
	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	4,507,803	￦	83,457	￦	43,249	￦	36,627	￦	—	￦	—	￦	4,671,136
Financial assets held for trading[2]		4,201,556		—		—		—		—		—		4,201,556
Derivatives held for trading[2]		2,035,845		—		—		—		—		—		2,035,845
Derivatives held for hedging[3]		—		9,502		(4,709)		28,399		148,990		346,779		528,961
Loans		—		16,286,596		24,042,817		74,116,540		55,546,253		78,672,447		248,664,653
Available-for-sale financial assets[4]		1,999,758		1,334,018		2,502,489		4,360,666		8,620,658		3,261,855		22,079,444
Held-to-maturity financial assets		—		186,083		599,692		2,164,393		8,710,013		2,364,304		14,024,485
Other financial assets		—		3,577,056		—		1,288,881		—		—		4,865,937

	￦	12,744,962	￦	21,476,712	￦	27,183,538	￦	81,995,506	￦	73,025,914	￦	84,645,385	￦	301,072,017

Financial liabilities
Financial liabilities held for trading	￦	58,744	￦	—	￦	—	￦	—	￦	—	￦	—	￦	58,744
Derivatives held for trading[2]		1,700,656		—		—		—		—		—		1,700,656
Derivatives held for hedging[3]		—		(378)		28,613		(1,427)		129,600		6,744		163,152
Deposits [5]		62,457,429		19,691,219		27,611,835		77,906,345		8,954,243		509,831		197,130,902
Debts		1,672		2,267,912		3,064,188		5,951,786		3,212,114		601,670		15,099,342
Debentures		24,260		2,787,451		1,294,898		3,535,090		10,472,462		4,737,050		22,851,211
Other financial liabilities		—		4,618,585		624		64,319		637		—		4,684,165

	￦	64,242,761	￦	29,364,789	￦	32,000,158	￦	87,456,113	￦	22,769,056	￦	5,855,295	￦	241,688,172

Off- balance items
Commitments[6]	￦	53,703,742	￦	—	￦	—	￦	—	￦	—	￦	—	￦	53,703,742
Financial guarantee contracts[7]		945,167		—		—		—		—		—		945,167

	￦	54,648,909	￦	—	￦	—	￦	—	￦	—	￦	—	￦	54,648,909

[1]	The amounts of ￦ 3,442,507 million and ￦ 4,009,644 million, which are restricted amount due from the financial institutions as of December 31, 2012 and 2011, respectively, are excluded.
[2]

Financial instruments held for trading, and derivatives held for trading are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore, the carrying amounts are classified as the ‘On demand’ category.

[3]	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]

Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category because most of them are available for sale at anytime. However, in the case of equity investments restricted for sale, they are classified in the maturity section to which the end of restriction period belongs.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

[5]	Deposits that are contractually repayable on demand or on short notice are classified as ‘On demand’ category.
[6]	Unused lines of credit within commitments are included in the ‘On demand’ category because it can be required to pay upon request.
[7]	The financial guarantee contracts are included in the ‘On demand’ category because payments can be required upon request.

4.4 Market risk

4.4.1 Overview of market risk

Definition of market risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors that affect the fair value or future cash flows of financial instruments, such as securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, and other risks are stock price risks and currency risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions.

Market risk management group

The Group sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, and market risk management guidelines for trading positions, and ALM risk management guideline for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

The Group establishes market risk management policy, sets position limits, loss limits and VAR limits of each business group and approves newly developed derivative instruments, through its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business departments to the Market Risk Management Committee which is chaired by a Chief Risk Officer (CRO). The Market Risk Management Committee sets VaR limits, position limits, loss limits, scenario loss limits and sensitivity limits for each division, at the level of each individual business department.

The ALCO determines operational standards of interest and commission, revises Asset Liability Management (ALM) risk management guidelines, interest rate and commission guidelines and monitors establishment and enforcement of ALM risk management policies. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimated reflecting the annual work plan. The financial management department and risk management department measure and monitor the interest risk status and limits on a regular basis. The status and limits of interest rate risks such as interest rate gap, duration gap and sensitivity are reported to the ALCO on a monthly basis and to the Risk Management Council on a quarterly basis. The responsibility for ALM control is delegated to the Risk Management Department to ensure adequacy of interest rate and liquidity risk management. The Risk Management Department monitors and reviews risk management procedures and tasks conducted by the Financial Management Department, and reports related information to management independently.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

4.4.2 Trading Position

Definition of a trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and basic requirements are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Group’s risk management.

Observation method on market risk arising from trading positions

The Group calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

Value at Risk (VaR)

i. Value at Risk (VaR)

The Group uses the value-at-risk methodology to measure the market risk of trading positions. There have been changes in market risk measurement technique during the year ended December 31, 2012, and the detailed descriptions are below.

Previous method: The Group used a daily VaR, which is a statistically estimated maximum amount of loss that could occur in one day under normal distribution of financial variables. The Group calculated VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 550 business days and measured VaR at a 99% single tail confidence level.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Current method: The Group now uses the 10-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered as a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results. However, the KB Investment & Securities Co., Ltd. calculates ten-day VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 250 business days and measures VaR at a 99% single tail confidence level.

These changes in market risk measurement technique are intended to reflect the volatilities of the market more accurately. The current method immediately reflects the scenario of a day when the financial market shows dramatic moves, and the market risk of financial instruments with complex risk attributes can be measured more appropriately than under the previous methodology.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. Also, general and individual risks in some positions included in the financial statements in adoption of K-IFRS, are measured using a standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

ii. Back Testing

Back testing is conducted on a daily basis to validate the adequacy of the market risk model. In back testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of derivatives and other risk factors that have significant influence on the value of the portfolio. The Group mainly uses an historical scenario tool and also uses a hypothetical scenario tool for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by a subsidiary as of December 31, 2012, and with a one-day holding period by subsidiary as of December 31, 2012, are as follows:

	2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending

Interest rate risk	￦	12,052	￦	4,742	￦	18,589	￦	4,747
Stock price risk		2,847		331		5,585		4,309
Foreign exchange rate risk		26,565		9,590		39,185		11,201
Deduction of diversification effect								(12,217)

Total VaR	￦	18,337	￦	6,902	￦	27,542	￦	8,040

[1]	The average, minimum and maximum amounts are based on the data from the beginning of May to the end of year.

	2011
(In millions of Korean won)	Average		Minimum		Maximum		Ending

Interest rate risk	￦	2,537	￦	1,430	￦	4,019	￦	1,866
Stock price risk		725		86		2,569		1,161
Foreign exchange rate risk		6,464		4,187		12,610		4,882
Deduction of diversification effect								(3,141)

Total VaR	￦	6,206	￦	4,000	￦	11,992	￦	4,768

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Interest rate risk	￦	578	￦	23,602
Stock price risk		4,567		21,279
Foreign exchange rate risk		9,081		9,561

	￦	14,226	￦	54,442

As of December 31, 2011, the standardized method was used to measure trading positions’ interest rate, stock price and foreign exchange rate risk of private equity funds which are in the scope of subsidiaries. Those positions’ market risks have been included in VaR during the year ended December 31, 2012.

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Kazakhstan Tenge, and the remainder in Japanese Yen or Euro. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

4.4.3 Non-trading position

Definition of non-trading position

The most critical market risk that arises in non-trading portfolios is interest rate risk. Interest rate risk occurs due to mismatches on maturities and interest rate change periods between interest sensitive assets and liabilities. The Group measures interest rate risk arising from assets and liabilities denominated in Korean won and foreign currencies including derivative financial instruments held for hedging. Most interest-bearing assets and interest-bearing liabilities are denominated in Korean won. Most foreign currency assets and liabilities are denominated in US Dollars and the remainder in Japanese Yen or Euro.

Observation method on market risk arising from non-trading position

The main objective of interest rate risk management is to generate stable net interest income and to protect asset values against interest rate fluctuations. The Group manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities and measuring interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on the interest rates repricing dates for interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities in each maturity bucket. The Group conducts interest gap analysis on assets denominated in Korean won and foreign currencies on a monthly basis. However, where there is no contractual maturity for a particular instrument, then a maturity date is set according to internal liquidity risk management guidelines.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The results of the interest rate gap analysis as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)
	2012
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total

Interest-bearing assets in won
Loans	￦	80,015,204	￦	49,018,703	￦	32,544,641	￦	8,697,183	￦	11,015,913	￦	181,291,644
Securities		3,860,111		1,624,641		4,358,785		14,442,714		5,520,522		29,806,773
Others		8,000,611		134,342		81,815		293,635		15,930		8,526,333

	￦	91,875,926	￦	50,777,686	￦	36,985,241	￦	23,433,532	￦	16,552,365	￦	219,624,750

Interest-bearing liabilities in won
Deposits	￦	77,010,441	￦	35,257,306	￦	48,976,777	￦	16,660,704	￦	12,103,767	￦	190,008,995
Debts		4,430,583		—		—		—		—		4,430,583
Others		8,113,266		103,593		710,348		5,524,398		3,857,784		18,309,389

	￦	89,554,290	￦	35,360,899	￦	49,687,125	￦	22,185,102	￦	15,961,551	￦	212,748,967

Gap	￦	2,321,636	￦	15,416,787	￦	(12,701,884)	￦	1,248,430	￦	590,814	￦	6,875,783

Accumulated gap		2,321,636		17,738,423		5,036,539		6,284,969		6,875,783

Percentage (%)		1.06		8.08		2.29		2.86		3.13

Interest-bearing assets in foreign currencies
Loans	￦	4,703,267	￦	645,506	￦	454,296	￦	380,406	￦	8,852	￦	6,192,327
Securities		276,157		62,978		—		214,160		112,848		666,143
Others		5,125,666		1,382,067		264,506		46,715		—		6,818,954

	￦	10,105,090	￦	2,090,551	￦	718,802	￦	641,281	￦	121,700	￦	13,677,424

Interest-bearing liabilities in foreign currencies
Deposits	￦	1,676,038	￦	2,042,368	￦	1,045,896	￦	126,578	￦	—	￦	4,890,880
Debts		4,794,840		1,228,792		588,842		47,806		117,821		6,778,101
Others		1,747,492		262,196		329,340		339,263		—		2,678,291

	￦	8,218,370	￦	3,533,356	￦	1,964,078	￦	513,647	￦	117,821	￦	14,347,272

Gap	￦	1,886,720	￦	(1,442,805)	￦	(1,245,276)	￦	127,634	￦	3,879	￦	(669,848)

Accumulated gap		1,886,720		443,915		(801,361)		(673,727)		(669,848)

Percentage (%)		13.79		3.25		(5.86)		(4.93)		(4.90)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

	2011
	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total

Interest-bearing assets in won
Loans	￦	99,077,844	￦	50,672,984	￦	23,201,621	￦	5,403,151	￦	2,468,071	￦	180,823,671
Securities		5,645,828		2,408,096		2,985,248		11,058,099		6,824,205		28,921,476
Others		5,045,637		183,740		106,419		158,273		16,806		5,510,875

	￦	109,769,309	￦	53,264,820	￦	26,293,288	￦	16,619,523	￦	9,309,082	￦	215,256,022

Interest-bearing liabilities in won
Deposits	￦	78,234,630	￦	29,975,300	￦	52,298,818	￦	15,625,289	￦	11,562,107	￦	187,696,144
Debts		3,778,868		—		—		—		—		3,778,868
Others		9,455,795		511,795		1,801,724		5,242,531		1,607,784		18,619,629

	￦	91,469,293	￦	30,487,095	￦	54,100,542	￦	20,867,820	￦	13,169,891	￦	210,094,641

Gap		18,300,016		22,777,725		(27,807,254)		(4,248,297)		(3,860,809)		5,161,381

Accumulated gap		18,300,016		41,077,741		13,270,487		9,022,190		5,161,381

Percentage (%)		8.50		19.08		6.16		4.19		2.40

Interest-bearing assets in foreign currencies
Loans	￦	7,270,373	￦	463,897	￦	582,612	￦	503,866	￦	16,011	￦	8,836,759
Securities		455,883		49,357		37,594		330,065		123,635		996,534
Others		5,283,075		1,568,582		395,591		65,270		—		7,312,518

	￦	13,009,331	￦	2,081,836	￦	1,015,797	￦	899,201	￦	139,646	￦	17,145,811

Interest-bearing liabilities in foreign currencies
Deposits	￦	2,301,060	￦	1,683,707	￦	315,298	￦	77,152	￦	—	￦	4,377,217
Debts		6,299,063		1,841,933		1,562,745		65,270		46,132		9,815,143
Others		2,646,093		345,990		273,083		63,100		—		3,328,266

	￦	11,246,216	￦	3,871,630	￦	2,151,126	￦	205,522	￦	46,132	￦	17,520,626

Gap	￦	1,763,115	￦	(1,789,794)	￦	(1,135,329)	￦	693,679	￦	93,514	￦	(374,815)

Accumulated gap		1,763,115		(26,679)		(1,162,008)		(468,329)		(374,815)

Percentage (%)		10.28		(0.16)		(6.78)		(2.73)		(2.19)

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.94% confidence level. The measurement results of risk as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Interest Rate VaR	￦	179,310	￦	847,865

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

During the year ended December 31, 2012, the Group changed its method of calculating interest rate impact from a simulation method which applied probable interest rate scenarios to an historical simulation method which uses of historical interest rate data. These changes are for a more sophisticated interest rate risk measurement, considering the practical scenarios, the model appropriateness, practical application as well as easy comprehension.

4.4.4 Financial assets and liabilities in foreign currencies

Financial assets and liabilities in foreign currencies as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	￦	860,580	￦	161,626	￦	89,429	￦	13,210	￦	20,625	￦	80,808	￦	1,226,278
Derivatives held for trading		105,152		151		1,267		—		—		—		106,570
Derivatives held for hedging		21,794		—		—		—		—		—		21,794
Loans		9,185,177		2,185,242		528,812		139,134		883		169,483		12,208,731
Available-for-sale financial assets		628,668		21,313		17,315		—		—		1,504		668,800
Held-to-maturity financial assets		1		—		—		—		—		—		1
Other financial assets		524,816		51,020		100,883		1,388		—		109,451		787,558

	￦	11,326,188	￦	2,419,352	￦	737,706	￦	153,732	￦	21,508	￦	361,246	￦	15,019,732

Financial liabilities
Derivatives held for trading	￦	180,315	￦	177	￦	1,753	￦	—	￦	—	￦	—	￦	182,245
Deposits		3,763,207		610,226		210,838		16,912		2,793		288,219		4,892,195
Debts		5,033,696		1,765,338		513,294		32,745		48		189,897		7,535,018
Debentures		1,686,995		550,037		249,668		—		—		355,382		2,842,082
Other financial liabilities		1,187,733		59,927		26,234		109,670		39		30,135		1,413,738

	￦	11,851,946	￦	2,985,705	￦	1,001,787	￦	159,327	￦	2,880	￦	863,633	￦	16,865,278

Off- balance items	￦	15,778,684	￦	4,537	￦	5,566	￦	4,760	￦	—	￦	7,980	￦	15,801,527

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	￦	591,859	￦	110,656	￦	71,658	￦	12,571	￦	25,088	￦	68,019	￦	879,851
Derivatives held for trading		89,572		—		1,027		—		—		—		90,599
Derivatives held for hedging		16,088		—		—		—		—		—		16,088
Loans		11,129,173		2,589,314		753,075		46,149		215		220,212		14,738,138
Available-for-sale financial assets		920,214		59,900		18,546		—		—		1,504		1,000,164
Held-to-maturity financial assets		158		—		—		—		—		—		158
Other financial assets		1,173,871		227,474		147,019		3,732		—		105,278		1,657,374

	￦	13,920,935	￦	2,987,344	￦	991,325	￦	62,452	￦	25,303	￦	395,013	￦	18,382,372

Financial liabilities
Derivatives held for trading	￦	199,230	￦	—	￦	1,695	￦	—	￦	—	￦	—	￦	200,925
Derivatives held for hedging		34		—		—		—		—		—		34
Deposits		3,317,845		596,319		162,587		11,959		231		252,857		4,341,798
Debts		6,554,932		1,987,560		839,649		4,261		217		236,713		9,623,332
Debentures		2,385,275		816,320		335,169		—		—		68,843		3,605,607
Other financial liabilities		866,202		132,752		22,765		50,604		18		27,360		1,099,701

	￦	13,323,518	￦	3,532,951	￦	1,361,865	￦	66,824	￦	466	￦	585,773	￦	18,871,397

Off- balance items	￦	16,793,659	￦	123,039	￦	195,591	￦	5,438	￦	62	￦	69,450	￦	17,187,239

4.5. Operational Risk

4.5.1 Concept

The Group defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, the Group established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

4.6. Capital Adequacy

The Group complies with the capital adequacy standard established by Financial Services Commission. The capital adequacy standard is based on Basel II published by Basel Committee on Banking Supervision in Bank for International Settlements in 2004, and was implemented in Korea in January 2008. The banks in Korea must maintain a minimum consolidated capital adequacy ratio of 8.0%.

The Group’s equity capital is classified into two categories in accordance with Detailed Supervisory Regulations on Banking Business:

Tier 1 Capital includes share capital, capital surplus, retained earnings, shares of equity held by external shareholders of consolidated subsidiaries including hybrid capital instruments, and hybrid capital instruments and foreign currency translation differences out of accumulated comprehensive income.

Tier 2 Capital includes revaluation reserve under the Asset Revaluation Act, 45% of gain on valuation of securities available for sale and the capital variance by the equity method out of other comprehensive income, 70% of gain on revaluation of property and equipment appropriated to retained earnings as of the transition date to the K-IFRS for which the distribution of dividends is restricted pursuant to a resolution by the board of directors or general meeting of shareholders, and an amendment to the articles of incorporation, a fund raised by issuing termed subordinated debentures maturing in not less than five years, the allowance for loan losses, and accumulated for assets classified as normal or precautionary as a result of classification of asset soundness in accordance with Regulation on Supervision of Banking Business.

Risk-weighted asset means the assets are weighted according to the inherent risks in the total assets and the possible losses resulting from the errors of internal process and external events which the Group should cover. The Group calculates risk-weighted asset by each risk (credit risk, market risk, operational risk) based on Detailed Supervisory Regulations on Banking Business and uses it for BIS ratio calculation.

In addition to BIS ratio, the Group assesses its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy. The economic capital is calculated by adding the stress testing results and other required items to the total economic capitals which are calculated for each risk.

The Risk Management Council of the Group determines the Group’s risk appetite and allocates economic capital by risk type and business group. Each business group efficiently operates its capital within range of granted economic capital. The Risk Management Department of the Group monitors a management of the limit on economic capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion. The Group and its subsidiaries complied with external capital adequacy requirements as of December 31, 2012 and 2011.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The details of the Group’s consolidated BIS ratio as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Equity Capital:	￦	21,391,388	￦	19,668,370
Tier I Capital		16,140,538		14,953,581
Tier II Capital		5,250,850		4,714,789
Risk-weighted assets:		148,544,243		145,184,964
Credit risk[1]		134,083,736		132,829,462
Market risk[2]		4,693,652		2,192,600
Operational risk[3]		9,766,855		10,162,902
Capital adequacy ratio (%):		14.40		13.55
Tier I Capital (%)		10.87		10.30
Tier II Capital (%)		3.53		3.25

[1]	Credit risk weighted assets are measured using the Internal Rating-Based Approach and Standardized Approach.
[2]	Market-risk weighted assets are measured using the Internal Model-Based Approach and Standardized Approach.
[3]	Operational risk weighted assets are measured using the Advanced Measurement Approach.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into Corporate Banking, Retail Banking and Other Activities. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

•	Corporate banking: The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

•	Retail banking: The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

•	Other activities: The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Financial information by business segment for the year ended December 31, 2012, follows:

(millions of Korean won)	Corporate Banking		Retail Banking		Others		Intra-group Adjustment		Total
Operating revenues from external customers	￦	1,947,436	￦	3,041,135	￦	1,532,655	￦	—	￦	6,521,226
Segment operating revenues(expenses)		7,317		(70,422)		50,277		12,828		—
	￦	1,954,753	￦	2,970,713	￦	1,582,932	￦	12,828	￦	6,521,226

Net interest income		2,593,646		2,524,163		710,098		67,491		5,895,398

Interest income		5,190,403		5,681,723		1,612,745		(6,439)		12,478,432
Interest expense		(2,596,757)		(3,157,560)		(902,647)		73,930		(6,583,034)
Net fee and commission income		232,981		696,311		349,068		(4,364)		1,273,996
Fee and commission income		274,794		760,802		429,042		(6,938)		1,457,700
Fee and commission expense		(41,813)		(64,491)		(79,974)		2,574		(183,704)
Net gains(losses) on financial assets/liabilities at fair value through profit or loss		(501)		(15,102)		611,558		791		596,746
Net other operating income(expenses)		(871,373)		(234,659)		(87,792)		(51,090)		(1,244,914)
General and administrative expenses		(792,533)		(1,672,741)		(840,604)		164		(3,305,714)
Operating profit before provision for credit losses		1,162,220		1,297,972		742,328		12,992		3,215,512
Provision(reversal) for credit losses		(852,964)		(392,354)		(51,171)		1,775		(1,294,714)
Net operating profit		309,256		905,618		691,157		14,767		1,920,798
Share of profit of associates		—		—		(5,712)		—		(5,712)
Net other non-operating expense		5,522		—		(67,798)		(1,970)		(64,246)
Segment profits before income tax		314,778		905,618		617,647		12,797		1,850,840
Income tax expense		(76,854)		(219,173)		(134,286)		(4,385)		(434,698)
Profit for the period		237,924		686,445		483,361		8,412		1,416,142
Profit attributable to Shareholders of the parent company		237,924		686,445		483,361		8,043		1,415,773
Profit attributable to Non-controlling interests		—		—		—		369		369
Total assets[1]		93,143,686		100,591,642		69,183,110		(5,169,741)		257,748,697
Total liabilities[1]		84,489,905		115,521,270		40,579,087		(2,799,120)		237,791,142

[1]	Amount before intra-group transaction adjustment.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Financial information by business segment for the year ended December 31, 2011, follows:

(millions of Korean won)	Corporate Banking		Retail Banking		Others		Intra-group Adjustment		Total[1,2]
Operating revenues from external customers	￦	2,259,446	￦	3,266,603	￦	1,998,698	￦	—	￦	7,524,747
Segment operating revenues(expenses)		(15,140)		(54,402)		43,281		26,261		—
	￦	2,244,306	￦	3,212,201	￦	2,041,979	￦	26,261	￦	7,524,747

Net interest income		2,559,260		2,779,467		761,248		49,854		6,149,829

Interest income		5,107,821		5,723,486		1,768,769		(26,425)		12,573,651
Interest expense		(2,548,561)		(2,944,019)		(1,007,521)		76,279		(6,423,822)
Net fee and commission income		242,581		634,916		601,511		(4,096)		1,474,912
Fee and commission income		277,579		736,098		761,858		(7,905)		1,767,630
Fee and commission expense		(34,998)		(101,182)		(160,347)		3,809		(292,718)
Net gains(losses) on financial assets/liabilities at fair value through profit or loss		(2,205)		(1,832)		990,137		3,543		989,643
Net other operating income(expenses)		(555,330)		(200,350)		(310,917)		(23,040)		(1,089,637)
General and administrative expenses		(728,735)		(1,757,907)		(928,772)		—		(3,415,414)
Operating profit before provision for credit losses		1,515,571		1,454,294		1,113,207		26,261		4,109,333
Provision(reversal) for credit losses		(1,006,656)		(302,261)		4,921		1,012		(1,302,984)
Net operating profit		508,915		1,152,033		1,118,128		27,273		2,806,349
Share of profit of associates		—		—		1,352		—		1,352
Net other non-operating expense		114,011		32,782		(59,686)		(132,994)		(45,887)
Segment profits before income tax		622,926		1,184,815		1,059,794		(105,721)		2,761,814
Income tax expense		(158,322)		(275,747)		(309,707)		29,843		(713,933)
Profit for the period		464,604		909,068		750,087		(75,878)		2,047,881
Profit attributable to Shareholders of the parent company		464,604		909,068		750,087		(77,221)		2,046,538
Profit attributable to Non-controlling interests		—		—		—		1,343		1,343
Total assets[3]		92,399,053		102,545,488		66,312,726		(4,745,007)		256,512,260
Total liabilities[3]		87,160,301		112,167,430		40,978,631		(2,862,507)		237,443,855

[1]	Operating revenues by business segment for the year ended December 31, 2011, were restated due to a change of reportable segments.
[2]	Profit or loss of discontinued operations is included.
[3]	Amount before intra-group transaction adjustment.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

5.2 Product & Services and Geographical Segments

5.2.1 Product and Services information

Operating revenues from external customers by services for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011

Corporate banking service	￦	1,947,436	￦	2,259,446
Retail banking service		3,041,135		3,266,603
Other service		1,532,655		1,998,698

	￦	6,521,226	￦	7,524,747

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

5.2.2 Geographical information

Operating revenues from external customers for years ended December 31, 2012 and 2011, and major non-current assets as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012				2011
	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets

Domestic	￦	6,422,301	￦	3,278,509	￦	7,432,632	￦	3,394,856
United States		11,438		35		12,849		145
New Zealand		8,268		35		7,591		60
China		30,800		11,349		25,528		861
Japan		30,810		2,653		31,499		2,103
Argentina		10		—		7		—
Vietnam		1,172		429		65		481
Cambodia		4,151		546		2,929		557
England		12,276		16		11,647		42
Intra-group adjustment		—		1,202		—		1,202

	￦	6,521,226	￦	3,294,774	￦	7,524,747	￦	3,400,307

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

6. Financial Assets and Financial Liabilities

6.1. Classification and Fair Value

Carrying amount and fair values of financial assets and liabilities as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012				2011
	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	￦	10,028,910	￦	10,028,973	￦	8,674,668	￦	8,675,080
Financial assets held for trading		3,494,954		3,494,954		4,201,556		4,201,556
Debt securities		3,190,941		3,190,941		3,950,726		3,950,726
Equity securities		264,174		264,174		222,205		222,205
Others		39,839		39,839		28,625		28,625
Derivatives held for trading		1,814,669		1,814,669		2,035,845		2,035,845
Derivatives held for hedging		183,067		183,067		206,560		206,560
Loans		199,146,776		200,045,257		199,583,769		200,133,560
Available-for-sale financial assets		21,237,801		21,237,801		19,575,322		19,575,322
Debt securities		18,850,247		18,850,247		17,280,466		17,280,466
Equity securities		2,387,304		2,387,304		2,294,856		2,294,856
Others		250		250		—		—
Held-to-maturity financial assets		10,952,294		11,460,399		12,074,794		12,532,681
Other financial assets		6,374,902		6,374,902		5,658,899		5,658,899

	￦	253,233,373	￦	254,640,022	￦	252,011,413	￦	253,019,503

Financial liabilities
Financial liabilities held for trading	￦	41,979	￦	41,979	￦	58,744	￦	58,744
Derivatives held for trading		1,847,483		1,847,483		1,700,656		1,700,656
Derivatives held for hedging		193,230		193,230		153,144		153,144
Deposits		194,290,041		194,723,233		190,948,850		191,172,054
Debts		14,631,518		14,655,519		14,696,799		14,720,476
Debentures		15,848,596		17,207,009		18,891,472		20,354,370
Other financial liabilities		9,614,912		9,615,006		8,760,879		8,782,222

	￦	236,467,759	￦	238,283,459	￦	235,210,544	￦	236,941,666

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Group discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Methods of determining fair value for financial instruments are as follows:

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including Discounted Cash Flow (DCF) Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	Discounted Cash Flow Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flow, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate. For those loans with residual maturities of less than three months as of the reporting date and the ones with an interest rate reset period of less than three months, the carrying amount is regarded as representative of fair value.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate. For those deposits with residual maturities of less than three months as of the reporting date and ones with interest rate reset period of less than three months, the carrying amount is regarded as representative of fair value.

Debts	Fair value is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate. However, for those debts with residual maturities of less than three months as of the reporting date and ones with an interest rate reset period of less than three months, the carrying amount is regarded as representative of fair value.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1. This level includes debt securities, equity instruments and derivatives that have a quoted market price in an active market.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2. This level includes debt securities, certain private equity funds and general over-the-counter derivatives such as swaps, futures and options.

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3. This level includes unlisted equity securities and unlisted private equity funds, complex structured bonds and complex over-the-counter derivatives.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The fair value hierarchy of financial assets and liabilities measured at fair value as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	￦	1,405,736	￦	2,089,218	￦	—	￦	3,494,954
Debt securities		1,168,461		2,022,480		—		3,190,941
Equity securities		197,436		66,738		—		264,174
Others		39,839		—		—		39,839
Derivatives held for trading		—		1,787,820		26,849		1,814,669
Derivatives held for hedging		—		180,302		2,765		183,067
Available-for-sale financial assets[1]		10,919,660		8,830,039		1,488,102		21,237,801
Debt securities		10,021,815		8,828,432		—		18,850,247
Equity securities		897,845		1,357		1,488,102		2,387,304
Others		—		250		—		250

	￦	12,325,396	￦	12,887,379	￦	1,517,716	￦	26,730,491

Financial liabilities
Financial liabilities held for trading	￦	41,979	￦	—	￦	—	￦	41,979
Derivatives held for trading		692		1,801,201		45,590		1,847,483
Derivatives held for hedging		—		183,930		9,300		193,230

	￦	42,671	￦	1,985,131	￦	54,890	￦	2,082,692

	2011
(In millions of Korean won)	Fair value hierarchy
	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	￦	2,198,403	￦	1,992,327	￦	10,826	￦	4,201,556
Debt securities		2,012,252		1,938,474		—		3,950,726
Equity securities		157,526		53,853		10,826		222,205
Others		28,625		—		—		28,625
Derivatives held for trading		162		2,018,172		17,511		2,035,845
Derivatives held for hedging		—		194,075		12,485		206,560
Available-for-sale financial assets[1]		9,749,778		8,941,167		884,377		19,575,322
Debt securities		8,776,339		8,504,127		—		17,280,466
Equity securities		973,439		437,040		884,377		2,294,856

	￦	11,948,343	￦	13,145,741	￦	925,199	￦	26,019,283

Financial liabilities
Financial liabilities held for trading	￦	58,744	￦	—	￦	—	￦	58,744
Derivatives held for trading		—		1,670,576		30,080		1,700,656
Derivatives held for hedging		—		131,049		22,095		153,144

	￦	58,744	￦	1,801,625	￦	52,175	￦	1,912,544

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

[1]

The amounts of equity securities carried at cost in “level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦ 44,709 million and ￦ 98,909 million as of December 31, 2012 and 2011, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, probabilities and range of estimated cash flows of the unlisted equity securities which are issued by project financing companies cannot be reasonably assessed. Therefore, these equity securities are carried at cost. The Group has no plan to sell these instruments in the near future.

6.2 Level 3 of the fair value hierarchy disclosure

6.2.1 Changes in Level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the year ended December 31, 2012, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss		Financial investments		Net derivatives
	Financial assets held for trading		Available-for-sale financial assets Equity securities		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	10,826	￦	884,377	￦	(12,569)	￦	(9,610)
Total gains or losses
- Profit or loss		—		(85,538)		(35,587)		15,935
- Other comprehensive-income		—		135,970		—		—
Purchases		—		61,653		25,746		—
Sales		(10,826)		(54,525)		—		—
Issues		—		—		(9,940)		—
Settlements		—		—		13,609		(12,860)
Transfers into level 3		—		546,165		—		—

Ending balance	￦	—	￦	1,488,102	￦	(18,741)	￦	(6,535)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Changes in level 3 of the fair value hierarchy for the year ended December 31, 2011, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss				Financial investments		Net derivatives
	Financial assets held for trading		Designated at fair value through profit or loss		Available-for-sale financial assets Equity securities		Derivatives held for trading		Derivatives held for hedging
Beginning balance[1]	￦	9,808	￦	139	￦	1,119,507	￦	(72,450)	￦	(29,409)
Total gains or losses
- Profit or loss		1,018		(139)		380,868		58,894		32,420
- Other comprehensive income		—		—		(162,799)		—		—
Purchases		—		—		78,211		8,651		—
Sales		—		—		(528,416)		—		—
Issues		—		—		—		(32,092)		—
Settlements		—		—		—		24,428		(12,621)
Transfers out of level 3		—		—		(2,994)		—		—

Ending balance	￦	10,826	￦	—	￦	884,377	￦	(12,569)	￦	(9,610)

[1]	The amount related to the spin-off of credit card business from the Bank is included.

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting year in the statement of comprehensive income for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the year	￦	(35,587)	￦	(69,603)
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting year		(16,935)		(79,470)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)	2011
	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the year	￦	59,785	￦	413,278
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting year		18,425		(23,211)

Sensitivity analysis of fair value of financial instruments classified as level 3

Sensitivity analysis of financial instruments is performed, to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Amongst level 3 financial instruments subject to sensitivity analysis are interest rate-related derivatives and equity-related derivatives whose fair value changes are recognized in profit and loss as well as unlisted equity securities and private equity funds whose fair value changes are recognized in profit and loss or other comprehensive income and loss.

Sensitivity analyses by type of instrument as a result of varying input parameters are as follows:

(In millions of Korean won)	Recognition in profit and loss
	Favorable changes		Unfavorable changes
Financial assets
Derivatives held for trading[1]	￦	4,780	￦	(4,924)
Derivatives held for hedging[1]		197		(202)
Available-for-sale financial assets[2]		389,004		(157,990)

	￦	393,981	￦	(163,116)

Financial liabilities
Derivatives held for trading[1]	￦	3,112	￦	(3,163)
Derivatives held for hedging[1]		176		(169)

	￦	3,288	￦	(3,332)

[1]

For equity-related derivatives, the changes in fair-value are calculated by shifting principal unobservable input parameters such as correlation between the stock price and volatility by +/- 10%. For interest rate-related derivatives, coefficient of correlation between long-term and short-term interest rates or the volatilities of the underlying assets are shifted by +/- 10% to calculate the fair value changes.

[2]

For equity securities, the changes in fair-value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, or liquidation value (-1~1%) and discount rate. Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real-estates, the changes in fair-value are calculated by shifting correlation between discount rate of cash flows from rent (-1%~1%) and volatilities of real estate selling price (-10%~+10%).

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

6.2.2 Day one gain or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instruments. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the year and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	2012		2011

Balance at the beginning of the year (A)	￦	2,057	￦	2,168
New transactions (B)		20,485		3,047
Amounts recognized in profit or loss during the year (C= a+b)		(16,544)		(3,158)
a. Amortization		(4,529)		(508)
b. Settlement		(12,015)		(2,650)

Balance at the end of year (A+B+C)	￦	5,998	￦	2,057

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

6.3 Carrying amounts of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost.

Measurement policies for each class of financial assets and financial liabilities are disclosed in Note 3, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as of December 31, 2012, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	Held for trading
Financial assets
Cash and due from financial institutions	￦	—	￦	10,028,910	￦	—	￦	—	￦	—	￦	10,028,910
Financial assets at fair value through profit or loss		3,494,954		—		—		—		—		3,494,954
Derivatives		1,814,669		—		—		—		183,067		1,997,736
Loans		—		199,146,776		—		—		—		199,146,776
Financial investments		—		—		21,237,801		10,952,294		—		32,190,095
Other financial assets		—		6,374,902		—		—		—		6,374,902

	￦	5,309,623	￦	215,550,588	￦	21,237,801	￦	10,952,294	￦	183,067	￦	253,233,373

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss
	Held for trading		Financial liability at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	41,979	￦	—	￦	—	￦	41,979
Derivatives		1,847,483		—		193,230		2,040,713
Deposits		—		194,290,041		—		194,290,041
Debts		—		14,631,518		—		14,631,518
Debentures		—		15,848,596		—		15,848,596
Other financial liabilities		—		9,614,912		—		9,614,912

	￦	1,889,462	￦	234,385,067	￦	193,230	￦	236,467,759

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The carrying amounts of financial assets and liabilities by category as of December 31, 2011, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
	Held for trading
Financial assets
Cash and due from financial institutions	￦	—	￦	8,674,668	￦	—	￦	—	￦	—	￦	8,674,668
Financial assets at fair value through profit or loss		4,201,556		—		—		—		—		4,201,556
Derivatives		2,035,845		—		—		—		206,560		2,242,405
Loans		—		199,583,769		—		—		—		199,583,769
Financial investments		—		—		19,575,322		12,074,794		—		31,650,116
Other financial assets		—		5,658,899		—		—		—		5,658,899

	￦	6,237,401	￦	213,917,336	￦	19,575,322	￦	12,074,794	￦	206,560	￦	252,011,413

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss
	Held for trading		Financial liability at amortized cost		Derivatives held for hedging		Total
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	58,744	￦	—	￦	—	￦	58,744
Derivatives		1,700,656		—		153,144		1,853,800
Deposits		—		190,948,850		—		190,948,850
Debts		—		14,696,799		—		14,696,799
Debentures		—		18,891,472		—		18,891,472
Other financial liabilities		—		8,760,879		—		8,760,879

	￦	1,759,400	￦	233,298,000	￦	153,144	￦	235,210,544

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

6.4 Transfer of financial assets

The Group transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss (carrying amount) from its continuing involvement in the derecognized financial assets is as follows:

(In millions of Korean won)
	Type of continuing involvement	Carrying amount of continuing involvement in statement of financial position
KR ABS Ltd.[1]	Senior debt	￦	21,288
	Mezzanine/subordinate debt		43,143

		￦	64,431

[1]	Recognized net loss from transferring loans with the SPEs amounts to ￦ 22,734 million.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

7. Due from financial institutions

The details of due from financial institutions as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	2012		2011
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~2.77	￦	3,095,038	￦	3,757,108
	Due from banking institutions	Busan Bank and others	0.00~2.95		383,791		55,621
	Due from others	Samsung Securities Co., Ltd. and others	0.00~1.00		2,818,439		1,517,037

					6,297,268		5,329,766

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	0.00~0.15		385,792		320,939
	Time deposits in foreign currencies	China Guangfa Bank Panjiayuan Branch and others	0.15~5.69		448,349		187,294
	Due from others	Sumitomo Mitsui Banking Corporation and others	—		48,019		14,574

					882,160		522,807

				￦	7,179,428	￦	5,852,573

Due from financial institutions, classified by type of financial institution as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	In Korean won		In foreign currencies		Total
Bank of Korea	￦	3,095,038	￦	120,143	￦	3,215,181
Other banking institutions		383,791		738,303		1,122,094
Other financial institutions		2,818,439		23,714		2,842,153

	￦	6,297,268	￦	882,160	￦	7,179,428

(In millions of Korean won)	2011
	In Korean won		In foreign currencies		Total
Bank of Korea	￦	3,757,108	￦	185,050	￦	3,942,158
Other banking institutions		55,621		331,166		386,787
Other financial institutions		1,517,037		6,591		1,523,628

	￦	5,329,766	￦	522,807	￦	5,852,573

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Restricted due from financial institutions as of December 31, 2012 and 2011, are as follows:

(in millions of Korean won)		Financial Institution	2012		2011		Reason for restriction

Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	￦	3,095,038	￦	3,757,108	Bank of Korea Act
	Due from banking institutions	Hana Bank and others		206,700		—	Agreement for allocation of deposit
	Due from others	The Korea Exchange and others		1,881		6,316	Market entry deposit and others

				3,303,619		3,763,424

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		128,812		189,859	Bank of Korea Act and others
	Time deposits in foreign currencies	Sumitomo Mitsui Banking Corporation New York		6,962		48,810	New York State Banking Law
	Due from others	Ong First Tradition Pte. and others		1,825		5,964	Derivatives margin account and others

				137,599		244,633

			￦	3,441,218	￦	4,008,057

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

8. Assets pledged as collaterals

The details of assets pledged as collaterals as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)
		2012
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
Financial assets held for trading	Korea Securities Depository and others	￦	38,584	￦	39,200	Bonds sold under repurchase agreements
	Korea Securities Depository and others		2,200		2,200	Securities lending transactions
	Samsung Futures Inc. and others		14,082		13,650	Derivatives transitions

			54,866		55,050

Available-for-sale financial assets	Samsung Futures Inc. and others		3,447		3,213	Derivatives transitions

Held-to-maturity financial assets	Korea Securities Depository and others		3,602,681		3,602,000	Bonds sold under repurchase agreements
	Bank of Korea		965,072		960,000	Borrowings from Bank of Korea
	Bank of Korea		781,389		776,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		348,139		348,000	Derivatives transitions
	Others		1,229,856		1,208,500	Others

			6,927,137		6,895,300

Mortgage loans	Others		1,058,470		1,054,834	Covered Bond

		￦	8,043,920	￦	8,008,397

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)
		2011
Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
Financial assets held for trading	Korea Securities Depository and others	￦	62,950	￦	62,800	Bonds sold under repurchase agreements
	Korea Securities Depository and others		33,146		33,000	Securities lending transactions
	Samsung Futures Inc. and others		33,302		32,800	Derivatives transitions

			129,398		128,600

Available-for-sale financial assets	Korea Securities Depository and others		29,393		29,986	Bonds sold under repurchase agreements
	Samsung Futures Inc. and others		5,976		5,766	Derivatives transitions

			35,369		35,752

Held-to-maturity financial assets	Korea Securities Depository and others		1,678,217		1,678,000	Bonds sold under repurchase agreements
	Bank of Korea		1,063,228		1,070,000	Borrowings from Bank of Korea
	Bank of Korea		938,200		934,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		784,544		789,807	Derivatives transitions
	Others		1,224,999		1,200,300	Other

			5,689,188		5,672,907

Mortgage loans	Others		1,287,527		1,282,791	Covered Bond

		￦	7,141,482	￦	7,120,050

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2012 and 2011, is as follows:

(In millions of Korean won)	2012
	Fair value of collateral		Fair value of collateral sold or repledged
Securities	￦	3,609,354	￦	—

	￦	3,609,354	￦	—

(In millions of Korean won)	2011
	Fair value of collateral		Fair value of collateral sold or repledged
Securities	￦	1,881,523	￦	—

	￦	1,881,523	￦	—

Loaned securities as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)
	2012		2011		Borrower

Government and public bonds	￦	228,912	￦	170,279	Korea Securities Finance Corp., Korea Securities Depository and others
Stocks		30,573		6,635	Korea Securities Depository and others

	￦	259,485	￦	176,914

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

9. Derivative financial instruments and hedge accounting

The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. The Group also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In addition, the Group engages in proprietary trading of derivatives within the Group’s regulated open position limits.

The Group provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won;

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks,

•	Stock price index options linked with the KOSPI index.

In particular, the Group uses cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to changes in interest rates and foreign exchange rates of subordinated debts in Korean won, structured debts and financial debentures in foreign currencies.

The details of derivative financial instruments for trading as of December 31, 2012, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	596,003	￦	—	￦	—
Swaps		144,814,546		837,766		946,185
Options		10,715,347		79,942		78,149

		156,125,896		917,708		1,024,334

Currency
Forwards	￦	17,108,201	￦	264,578	￦	328,505
Futures[1]		488,223		—		—
Swaps		13,487,378		576,857		427,227
Options		334,912		3,215		2,638

		31,418,714		844,650		758,370

Stock and index
Futures[1]	￦	82,114	￦	—	￦	—
Swaps		127,500		9,390		7,005
Options		1,264,351		41,684		56,614

		1,473,965		51,074		63,619

Others		60,000		1,237		1,160

	￦	189,078,575	￦	1,814,669	￦	1,847,483

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The details of derivative financial instruments for trading as of December 31, 2011, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	1,650,725	￦	—	￦	—
Swaps		110,445,485		516,768		651,105
Options		11,997,483		69,951		69,979

		124,093,693		586,719		721,084

Currency
Forwards		31,140,632		916,531		383,791
Futures[1]		172,751		—		—
Swaps		16,341,586		509,085		551,919
Options		348,644		3,151		1,400

		48,003,613		1,428,767		937,110

Stock and index
Futures[1]		46,542		—		—
Swaps		14,746		1,296		251
Options		900,555		16,623		39,897

		961,843		17,919		40,148

Others		60,000		2,440		2,314

	￦	173,119,149	￦	2,035,845	￦	1,700,656

[1]	A gain or loss from daily marking to market futures is reflected in the margin accounts.

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of December 31, 2012, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,921,251	￦	180,719	￦	6,642
Currency
Swap		1,071,100		—		183,930
Other		140,000		2,348		2,658

	￦	3,132,351	￦	183,067	￦	193,230

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The details of derivatives designated as fair value hedging instruments as of December 31, 2011, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	4,343,294	￦	206,560	￦	12,564
Currency
Swap		1,153,300		—		127,780
Other		190,000		—		12,800

	￦	5,686,594	￦	206,560	￦	153,144

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011

Gains (losses) on hedging instruments	￦	(14,654)	￦	108,507
Gains (losses) on the hedged item attributable to the hedged risk		37,641		(84,914)

	￦	22,987	￦	23,593

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

10. Loans

Loans as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011

Loans	￦	201,594,597	￦	202,248,449
Deferred loan origination fees and costs		421,615		400,199
Less: Allowances for loan losses		(2,869,436)		(3,064,879)

Carrying amount	￦	199,146,776	￦	199,583,769

Loans to banks as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011

Loans	￦	4,397,742	￦	3,987,658
Less: Allowances for loan losses		(9)		(334)

Carrying amount	￦	4,397,733	￦	3,987,324

Loans to customers other than banks as of December 31, 2012 and 2011, consist of:

(In millions of Korean won)	2012
	Retail		Corporate		Total

Loans in Korean won	￦	101,640,359	￦	82,504,211	￦	184,144,570
Loans in foreign currencies		71,974		3,466,302		3,538,276
Domestic import usance bills		—		3,595,143		3,595,143
Off-shore funding loans		—		753,885		753,885
Call loans		—		1,155,724		1,155,724
Bills bought in Korean won		—		30,343		30,343
Bills bought in foreign currencies		—		2,522,110		2,522,110
Guarantee payments under payment guarantee		—		45,154		45,154
Bonds purchased under repurchase agreements		—		1,251,000		1,251,000
Privately placed bonds		—		582,265		582,265

		101,712,333		95,906,137		197,618,470
Allowances		(680,517)		(2,188,910)		(2,869,427)

	￦	101,031,816	￦	93,717,227	￦	194,749,043

Proportion (%)		51.47		48.53		100.00

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)	2011
	Retail		Corporate		Total

Loans in Korean won	￦	103,551,154	￦	80,211,463	￦	183,762,617
Loans in foreign currencies		70,022		4,071,464		4,141,486
Domestic import usance bills		—		4,277,672		4,277,672
Off-shore funding loans		—		893,289		893,289
Call loans		—		1,078,095		1,078,095
Bills bought in Korean won		—		104,487		104,487
Bills bought in foreign currencies		—		2,723,066		2,723,066
Guarantee payments under payment guarantee		—		55,561		55,561
Bonds purchased under repurchase agreements		—		829,500		829,500
Privately placed bonds		—		795,217		795,217

		103,621,176		95,039,814		198,660,990
Allowances		(635,476)		(2,429,069)		(3,064,545)

	￦	102,985,700	￦	92,610,745	￦	195,596,445

Proportion (%)		52.16		47.84		100.00

The changes in deferred loan origination fees and costs for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending

Deferred loan origination costs
Loans in Korean won	￦	448,123	￦	272,085	￦	259,353	￦	—	￦	460,855
Other origination costs		201		429		287		—		343

		448,324		272,514		259,640		—		461,198

Deferred loan origination fees
Loans in Korean won		43,021		8,741		18,706		—		33,056
Other origination fees		5,104		3,247		1,804		(20)		6,527

		48,125		11,988		20,510		(20)		39,583

		400,199	￦	260,526	￦	239,130	￦	20	￦	421,615

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending

Deferred loan origination costs
Loans in Korean won	￦	365,775	￦	254,099	￦	171,751	￦	—	￦	448,123
Other origination costs		—		263		62		—		201

		365,775		254,362		171,813		—		448,324

Deferred loan origination fees
Loans in Korean won		46,074		17,541		20,594		—		43,021
Credit card		2,438		—		867		(1,571)		—
Other origination fees		5,379		2,211		2,487		1		5,104

		53,891		19,752		23,948		(1,570)		48,125

	￦	311,884	￦	234,610	￦	147,865	￦	1,570	￦	400,199

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

11. Allowances for Loan Losses

The changes in the allowances for loan losses for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)
	2012
	Retail		Corporate		Total

Beginning	￦	635,476	￦	2,429,403	￦	3,064,879
Written-off		(451,570)		(1,193,535)		(1,645,105)
Recoveries from written-off loans		102,694		161,133		263,827
Sale		(6,082)		(96,951)		(103,033)
Other changes		3,228		(28,668)		(25,440)
Provision[1]		396,771		917,537		1,314,308

Ending	￦	680,517	￦	2,188,919	￦	2,869,436

(In millions of Korean won)
	2011
	Retail		Corporate		Credit card		Total

Beginning	￦	520,842	￦	2,865,613	￦	327,591	￦	3,714,046
Written-off		(286,895)		(1,464,366)		—		(1,751,261)
Recoveries from written-off loans		119,925		160,605		33,764		314,294
Sale		(17,947)		(220,713)		(86)		(238,746)
Other changes		3,680		(19,396)		5		(15,711)
Provision (Reversal)1,[2]		295,871		1,107,660		(492)		1,403,039
Spin-off		—		—		(360,782)		(360,782)

Ending	￦	635,476	￦	2,429,403	￦	—	￦	3,064,879

[1]

Provision for credit losses in statements of comprehensive income also include provision (reversal) for unused commitments and guarantees (Note 22), provision (reversal) for financial guarantee contracts (Note 22), and provision (reversal) for other financial asset (Note 17).

[2]	The amount of ￦ 469 million of loss from discontinued operations for the year ended December 31, 2011, is included.

The amounts of written-off loans, over which the Group still has a right to claim against the borrowers and guarantors, are ￦11,240,993 million and ￦ 10,211,622 million as of December 31, 2012 and 2011, respectively.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The coverage ratios of allowances for loan losses as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011

Loans	￦	202,016,212	￦	202,648,648
Allowances for loan losses		2,869,436		3,064,879
Ratio (%)		1.42		1.51

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

12. Financial assets at fair value through profit or loss and Financial investments

The details of financial assets at fair value through profit or loss and financial investments as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Financial assets held for trading
Debt securities:
Government and public bonds	￦	711,504	￦	1,140,269
Financial bonds		1,985,746		2,347,611
Corporate bonds		381,210		391,850
Others		112,481		70,996
Equity securities:
Stocks		152,988		168,352
Beneficiary certificates		111,186		53,853
Others		39,839		28,625

		3,494,954		4,201,556

Total financial assets at fair value through profit or loss	￦	3,494,954	￦	4,201,556

Available-for-sale financial assets
Debt securities:
Government and public bonds	￦	5,894,080	￦	5,736,379
Financial bonds		6,859,157		5,796,350
Corporate bonds		4,697,994		4,010,311
Asset-backed securities		1,399,016		1,737,426
Equity securities:
Stocks		1,627,835		1,647,305
Equity investments		89,127		83,581
Beneficiary certificates		670,342		563,970
Others		250		—

		21,237,801		19,575,322

Held-to-maturity financial assets
Debts securities:
Government and public bonds		3,749,578		5,016,861
Financial bonds		1,285,684		1,080,654
Corporate bonds		5,638,737		5,638,668
Asset-backed securities		278,295		338,611

		10,952,294		12,074,794

Total financial investments	￦	32,190,095	￦	31,650,116

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The impairment losses in financial investment for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)
	2012
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(262,751)	￦	—	￦	(262,751)
Held-to-maturity financial assets		(154)		—		(154)

	￦	(262,905)	￦	—	￦	(262,905)

(In millions of Korean won)
	2011
	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(41,352)	￦	—	￦	(41,352)
Held-to-maturity financial assets		(150)		117		(33)

	￦	(41,502)	￦	117	￦	(41,385)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

13. Investments in associates

Investments in associates as of December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012
	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Balhae Infrastructure Fund[1]	12.61	121,817	125,004	125,004	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00	4,500	3,790	3,790	Credit information	Korea
UAMCO., Ltd.[1]	17.50	85,050	120,916	139,760	Other finance	Korea
JSC Bank CenterCredit
Ordinary share [2]	29.56	954,104	250,692	281,889	Banking	Kazakhstan
Preference share[2]	93.15				Banking	Kazakhstan
KB06-1 Venture Investment Partnership[3]	50.00	3,500	1,920	1,920	Investment finance	Korea
KB08-1 Venture Investment Partnership[3]	66.67	13,000	19,565	19,565	Investment finance	Korea
KB12-1 Venture Investment Partnership[3]	80.00	12,000	11,939	12,000	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00	19,290	17,257	19,186	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72	191,617	201,182	195,425	Other finance	Korea
CH Engineering Co., Ltd. [4]	41.73	—	107	—	Architectural design and related service	Korea
Evalley Co., Ltd. [4]	46.24	—	—	—	Software advisory, development, and supply	Korea
Shinla Construction Co., Ltd. [4]	20.17	—	—	—	Construction	Korea
PyungJeon Industries Co., LTD.[4]	15.65	—	—	—	Construction	Korea
Kores Co., Ltd. [5]	16.01	634	1,384	1,384	Manufacture of automobile components	Korea
KB GwS Private Securities Investment Trust	20.93	89,124	97,364	96,109	Financial investment	Korea
Incheon Bridge Co., Ltd. [1]	14.99	24,677	1,630	1,630	Operation of Highways and Related facilities	Korea
KoFC POSCO HANHWA KB shared growth No.2 Private Equity Fund	20.00	5,000	4,485	4,983	Investment finance	Korea
KB Star office Private real estate Investment Trust No.1	21.05	20,000	20,311	20,311	Security investment trust management	Korea

		1,544,313	877,546	922,956

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(in millions of Korean won)	2011
	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Balhae Infrastructure Fund[1]	12.61	￦	125,597	￦	128,778	￦	128,778	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,766		3,766	Credit information	Korea
UAMCO., Ltd.[1]	17.50		85,050		103,617		109,531	Other finance	Korea
JSC Bank CenterCredit
Ordinary share [2]	29.56		954,104		271,941		365,059	Banking	Kazakhstan
Preference share[2]	93.15							Banking	Kazakhstan
KB06-1 Venture Investment Partnership[3]	50.00		5,000		3,930		3,930	Investment finance	Korea
KB08-1 Venture Investment Partnership[3]	66.67		20,000		23,316		23,316	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00		17,310		17,304		17,310	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[1]	18.50		148,000		149,099		143,437	Other finance	Korea

		￦	1,359,561	￦	701,751	￦	795,127

[1]

As of December 31, 2012 and 2011, the Group is represented in the governing body of Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd., UAMCO., Ltd., United PF 1st Recovery Private Equity Fund and Incheon Bridge Co., Ltd., and has business relationships with those associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.

[2]

Fair value of ordinary shares of JSC Bank CenterCredit, reflecting the quoted market price as of December 31, 2012 and 2011, amounts to ￦65,821 million and ￦89,669 million, respectively. The Group determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preference shares held by the Group against the total outstanding ordinary and convertible preference shares issued by JSC Bank CenterCredit.

[3]	As of December 31, 2012 and 2011, the Group is a partner in a limited partnership and does not have the right to control over these entities.
[4]

The shares of CH Engineering Co., Ltd., Evalley Co., Ltd., Shinla Construction Co., Ltd. and PyungJeon Industries Co., Ltd., acquired through debt-equity swap, are reclassified as investments in associates due to termination of rehabilitation procedures.

[5]	As the corporate restructuring is in progress, the Group has significant influence through participation in creditors council.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Summarized financial information on associates

	2012
(In millions of Korean won)	Total assets		Total liabilities		Paid-in capital		Equity		Operating revenues		Profit (loss)
Balhae Infrastructure Fund	￦	993,838	￦	2,138	￦	993,030	￦	991,700	￦	67,825	￦	61,514
Korea Credit Bureau Co., Ltd.		55,944		13,834		10,000		42,110		47,660		5,019
UAMCO., Ltd.		4,906,010		4,215,061		2,430		690,949		599,570		95,828
JSC Bank CenterCredit		7,722,114		7,124,299		546,794		597,815		269,586		3,795
KB06-1 Venture Investment Partnership		3,989		148		7,000		3,841		45		(759)
KB08-1 Venture Investment Partnership		29,882		535		19,500		29,347		6,678		5,245
KB12-1 Venture Investment Partnership		14,926		2		15,000		14,924		63		(76)
KoFC KBIC Frontier Champ 2010-5(PEF)		57,779		257		64,300		57,522		1,870		(6,635)
United PF 1st Recovery Private Equity Fund		1,153,268		17,886		1,081,400		1,135,382		98,873		48,040
CH Engineering Co., Ltd.		1,088		833		158		255		714		(42)
Kores Co., Ltd.		75,750		67,105		11,099		8,645		72,622		190
KB GwS Private Securities Investment Trust		465,690		503		425,814		465,187		39,881		39,373
Incheon Bridge Co., Ltd.		765,522		754,646		164,621		10,876		68,711		(29,451)
KoFC POSCO HANHWA KB shared growth No.2 Private Equity Fund		23,337		913		25,000		22,424		106		(1,900)
KB Star office Private real estate Investment Trust No.1		217,732		121,256		95,000		96,476		2,865		1,476

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Total assets		Total liabilities		Paid-in capital		Equity		Operating revenues		Profit (loss)
Balhae Infrastructure Fund	￦	1,023,825	￦	2,187	￦	971,835	￦	1,021,638	￦	63,530	￦	55,069
Korea Credit Bureau Co., Ltd.		51,484		9,651		10,000		41,833		40,535		6,357
UAMCO., Ltd.		3,738,326		3,146,227		2,430		592,099		468,220		106,274
JSC Bank CenterCredit		8,392,599		7,744,111		546,794		648,488		352,383		10,627
KB06-1 Venture Investment Partnership		8,027		167		10,000		7,860		210		(2,924)
KB08-1 Venture Investment Partnership		35,146		171		30,000		34,975		6,530		1,182
KoFC KBIC Frontier Champ 2010-5(PEF)		58,015		334		57,700		57,681		2,210		1,065
United PF 1st Recovery Private Equity Fund		836,104		30,162		800,000		805,942		58,529		5,942

As Evalley Co., Ltd., Shinla Construction Co., Ltd. and PyungJeon Industries Co., Ltd. are capital deficient as of December 31, 2012, reliable financial information is not available. Therefore, financial information of these associates is not included in the summarized financial information.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes in investments in associates for the years ended December 31, 2012 and 2011, are as follows :

	2012
(In millions of Korean won)	Beginning		Acquisition and others		Disposal		Dividends		Gains (losses)		Other comprehensive income		Impairment losses		Ending
Balhae Infrastructure Fund	￦	128,778	￦	2,660	￦	(6,440)	￦	(7,747)	￦	7,753	￦	—	￦	—	￦	125,004
Korea Credit Bureau Co., Ltd.		3,766		—		—		—		354		(330)		—		3,790
UAMCO., Ltd.		109,531		—		—		—		30,229		—		—		139,760
JSC Bank CenterCredit [1]		365,059		—		—		(3)		(6,257)		(43,097)		(33,813)		281,889
KB06-1 Venture Investment Partnership		3,930		—		(1,500)		—		(380)		(130)		—		1,920
KB08-1 Venture Investment Partnership		23,316		—		(7,000)		—		3,497		(248)		—		19,565
KB12-1 Venture Investment Partnership		—		12,000		—		—		—		—		—		12,000
KoFC KBIC Frontier Champ 2010-5(PEF)		17,310		1,980		—		—		(104)		—		—		19,186
United PF 1st Recovery Private Equity Fund		143,437		43,617		(402)		—		8,773		—		—		195,425
Kores Co., Ltd.		—		634		—		—		273		477		—		1,384
KB GwS Private Securities Investment Trust		—		90,989		(1,865)		—		6,985		—		—		96,109
Incheon Bridge Co., Ltd.		—		24,677		—		—		(22,916)		(131)		—		1,630
KoFC POSCO HANHWA KB shared growth No.2 Private Equity Fund		—		5,000		—		—		(17)		—		—		4,983
KB Star office Private real estate Investment Trust No.1		—		20,000		—		—		311		—		—		20,311

	￦	795,127	￦	201,557	￦	(17,207)	￦	(7,750)	￦	28,501	￦	(43,459)	￦	(33,813)	￦	922,956

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Beginning		Acquisition and others		Disposal		Dividends		Gains (losses)		Other comprehensive income		Impairment losses		Ending
Balhae Infrastructure Fund	￦	120,274	￦	9,063	￦	—	￦	(7,501)	￦	6,942	￦	—	￦	—	￦	128,778
Korea Credit Bureau Co., Ltd.		3,194		—		—		—		572		—		—		3,766
UAMCO., Ltd.		85,622		—		—		—		23,909		—		—		109,531
JSC Bank CenterCredit[1]		390,157		—		—		(3)		(4,652)		45		(20,488)		365,059
KB06-1 Venture Investment Partnership		10,262		—		(5,000)		—		(1,462)		130		—		3,930
KB08-1 Venture Investment Partnership		22,280		—		—		—		788		248		—		23,316
KoFC KBIC Frontier Champ 2010-5(PEF)		6,300		11,010		—		—		306		(306)		—		17,310
United PF 1st Recovery Private Equity Fund		—		148,000		—		—		(4,563)		—		—		143,437

	￦	638,089	￦	168,073	￦	(5,000)	￦	(7,504)	￦	21,840	￦	117	￦	(20,488)	￦	795,127

[1]

Kazakhstan has been experiencing liquidity problems and roll-over of borrowings in the financial sector due to depression of its domestic economy mainly driven by delays of recovery in the local real estate market and global credit crunch. The Group determined that the decrease in the investment value of its BCC shares were not expected to recover in the near future due to an adverse economic condition in Kazakhstan, particularly the real estate market and the fact that loan portfolio of BCC consisted mainly of loans collateralized by real estates. The recoverable amount of shares of JSC Bank CenterCredit, obtained from an independent third-party valuation service as of December 31, 2012 and 2011, amounts to ￦ 281,889 million and ￦ 365,059 million, respectively. Carrying value of shares of JSC Bank CenterCredit before recognizing impairment losses, amounts to ￦ 315,702 million and ￦ 385,547 million, respectively.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Share in the profit or loss of associates for the year ended December 31, 2012 and 2011, follows:

(In millions of Korean won)	2012
	Share of profit(loss) for equity method investments		Impairment losses		Gain(loss) on disposal of investments in associates

Balhae Infrastructure Fund	￦	7,753	￦	—	￦	—
Korea Credit Bureau Co., Ltd.		354		—		—
UAMCO., Ltd.		30,229		—		—
JSC Bank CenterCredit		(6,257)		(33,813)		—
KB06-1 Venture Investment Partnership		(380)		—		—
KB08-1 Venture Investment Partnership		3,497		—		—
KoFC KBIC Frontier Champ 2010-5 PEF		(104)		—		—
United PF 1st Recovery Private Equity Fund		8,773		—		(402)
Kores Co., Ltd.		273		—		—
KB GwS Private Securities Investment Trust		6,985		—		2
Incheon Bridge Co., Ltd.		(22,916)		—		—
KoFC POSCO HANHWA KB shared growth No.2 Private Equity Fund		(17)		—		—
KB Star office Private real estate Investment Trust No.1		311		—		—

	￦	28,501	￦	(33,813)	￦	(400)

(In millions of Korean won)	2011
	Share of profit(loss) for equity method investments		Gain(loss) on disposal of investments in associates

Balhae Infrastructure Fund	￦	6,942	￦	—
Korea Credit Bureau Co., Ltd.		572		—
UAMCO., Ltd.		23,909		—
JSC Bank CenterCredit		(4,652)		(20,488)
KB06-1 Venture Investment Partnership		(1,462)		—
KB08-1 Venture Investment Partnership		788		—
KoFC KBIC Frontier Champ2010-5 PEF		306		—
United PF 1st Recovery Private Equity Fund		(4,563)		—

	￦	21,840	￦	(20,488)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

14. Property and Equipment, and Investment Property

The details of property and equipment as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	1,933,325	￦	—	￦	(581)	￦	1,932,744
Buildings		1,143,131		(304,630)		(2,661)		835,840
Leasehold improvements		504,581		(454,954)		—		49,627
Equipment and vehicles		1,432,424		(1,323,543)		—		108,881
Construction in-progress		893		—		—		893
Financial lease assets		55,908		(46,141)		—		9,767

	￦	5,070,262	￦	(2,129,268)	￦	(3,242)	￦	2,937,752

	2011
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount

Land	￦	1,941,740	￦	—	￦	(581)	￦	1,941,159
Buildings		1,133,978		(280,699)		(2,661)		850,618
Leasehold improvements		469,048		(417,003)		—		52,045
Equipment and vehicles		1,518,232		(1,372,863)		—		145,369
Construction in-progress		1,074		—		—		1,074
Financial lease assets		43,756		(33,695)		—		10,061

	￦	5,107,828	￦	(2,104,260)	￦	(3,242)	￦	3,000,326

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes in property and equipment for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)
	2012
	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation		Others		Ending

Land	￦	1,941,159	￦	40	￦	(6,505)	￦	(1,878)	￦	—	￦	(72)	￦	1,932,744
Buildings		850,618		843		14,217		(2,667)		(26,927)		(244)		835,840
Leasehold improvements		52,045		2,409		31,537		(61)		(38,965)		2,662		49,627
Equipment and vehicles		145,369		61,427		—		(352)		(97,461)		(102)		108,881
Construction in-progress		1,074		49,646		(49,827)		—		—		—		893
Financial lease assets		10,061		12,152		—		—		(12,446)		—		9,767

	￦	3,000,326	￦	126,517	￦	(10,578)	￦	(4,958)	￦	(175,799)	￦	2,244	￦	2,937,752

(In millions of Korean won)
	2011
	Beginning[2]		Acquisition		Transfers[1]		Disposal		Depreciation		Others		Changes due to spin-off		Ending

Land	￦	1,986,673	￦	195	￦	556	￦	(18)	￦	—	￦	27	￦	(46,274)	￦	1,941,159
Buildings		880,872		560		27,196		(26)		(26,594)		92		(31,482)		850,618
Leasehold improvements		49,953		357		39,183		(220)		(43,318)		6,213		(123)		52,045
Equipment and vehicles		169,412		99,154		—		(783)		(109,142)		—		(13,272)		145,369
Construction in-progress		119		69,848		(68,893)		—		—		—		—		1,074
Financial lease assets		10,605		10,711		—		—		(11,255)		—		—		10,061

	￦	3,097,634	￦	180,825	￦	(1,958)	￦	(1,047)	￦	(190,309)	￦	6,332	￦	(91,151)	￦	3,000,326

[1]	Including transfers from investment property and assets held for sale.
[2]	The amount of ￦ 90,010 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)
2012
Beginning		Impairment		Reversal		Others		Ending
￦	(3,242)	￦	—	￦	—	￦	—	￦ (3,242)

(In millions of Korean won)
2011
Beginning		Impairment		Reversal		Others		Ending
￦	(3,251)	￦	—	￦	—	￦	9	￦ (3,242)

The details of investment property as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	￦	70,046	￦	—	￦	70,046
Buildings		30,761		(8,603)		22,158

	￦	100,807	￦	(8,603)	￦	92,204

	2011
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount

Land	￦	68,844	￦	—	￦	68,844
Buildings		29,871		(7,804)		22,067

	￦	98,715	￦	(7,804)	￦	90,911

As of December 31, 2012 and 2011, the fair values of the investment properties amounts to ￦ 87,130 million and ￦ 84,636 million, respectively. The investment properties were valued by qualified independent appraisers with experience in valuing similar properties in the same location.

Rental income from the above investment properties for the years ended December 31, 2012 and 2011, amounts to ￦ 856 million and ￦ 1,268 million, respectively.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes in investment property for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Beginning		Transfers		Depreciation		Ending

Land	￦	68,844	￦	1,202	￦	—	￦	70,046
Buildings		22,067		812		(721)		22,158

	￦	90,911	￦	2,014	￦	(721)	￦	92,204

(In millions of Korean won)	2011
	Beginning		Transfers		Depreciation		Ending

Land	￦	73,095	￦	(4,251)	￦	—	￦	68,844
Buildings		24,093		(1,317)		(709)		22,067

	￦	97,188	￦	(5,568)	￦	(709)	￦	90,911

Property and equipment insured as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)
		Insurance coverage				Insurance company
Type	Assets insured	2012		2011

General property insurance	Buildings[1]	￦	1,100,997	￦	1,022,900	Samsung Fire & Marine Insurance Co., Ltd. and others
	Leasehold improvements		107,374		124,850
	Equipment and vehicles and others		82,833		111,415

		￦	1,291,204	￦	1,259,165

[1]	Buildings include office buildings, investment properties and assets held for sale.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

15. Intangible Assets

The details of intangible assets as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	￦	66,490	￦	—	￦	—	￦	66,490
Other intangible assets		655,786		(452,657)		(4,801)		198,328

	￦	722,276	￦	(452,657)	￦	(4,801)	￦	264,818

(In millions of Korean won)	2011
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	￦	66,490	￦	—	￦	—	￦	66,490
Other intangible assets		603,512		(357,443)		(3,489)		242,580

	￦	670,002	￦	(357,443)	￦	(3,489)	￦	309,070

The details of goodwill as of December 31, 2012 and 2011, are as follows:

	2012				2011
(In millions of Korean won)	Acquisition cost		Carrying amount		Acquisition cost		Carrying amount
Housing & Commercial Bank	￦	65,288	￦	65,288	￦	65,288	￦	65,288
KB Cambodia Bank		1,202		1,202		1,202		1,202

	￦	66,490	￦	66,490	￦	66,490	￦	66,490

There is no change in goodwill for the years ended December 31, 2012 and 2011.

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2012, are as follows:

(In millions of Korean won)
	Housing & Commercial Bank
	Retail Banking	Corporate Banking	KB Cambodia Bank	Total

Carrying amounts	49,315	15,973	1,202	66,490
Recoverable amount exceeded carrying amount	86,263	106,736	2,441	195,440
Discount rate (%)	14.2	14.4	17.8
Permanent growth rate (%)	2.9	2.9	4.9

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consists of an operating segment or units which are not larger than an operating segment. The Group recognized the amount of ￦ 65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of those respective amounts, the amounts of ￦ 49,315 million and ￦ 15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of the cash-generating unit, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 2.9% for Retail Banking, Corporate Banking and 4.9% for KB Cambodia Bank every year. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The details of intangible assets, excluding goodwill, as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	1,146	￦	(773)	￦	—	￦	373
Software		518,902		(391,276)		—		127,626
Other intangible assets		112,325		(44,284)		(4,801)		63,240
Finance leases assets		23,413		(16,324)		—		7,089

	￦	655,786	￦	(452,657)	￦	(4,801)	￦	198,328

(In millions of Korean won)	2011
	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	756	￦	(694)	￦	—	￦	62
Software		485,546		(307,620)		—		177,926
Other intangible assets		98,150		(38,485)		(3,489)		56,176
Finance leases assets		19,060		(10,644)		—		8,416

	￦	603,512	￦	(357,443)	￦	(3,489)	￦	242,580

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes in intangible assets excluding goodwill for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)
	2012
	Beginning		Acquisition		Disposal		Amortization		Others		Ending
Industrial property rights	￦	62	￦	408	￦	—	￦	(82)	￦	(15)	￦	373
Software		177,926		33,605		(2)		(83,903)		—		127,626
Other intangible assets[1]		56,176		15,551		(1,800)		(5,244)		(1,443)		63,240
Finance leases assets		8,416		4,353		—		(5,680)		—		7,089

	￦	242,580	￦	53,917	￦	(1,802)	￦	(94,909)	￦	(1,458)	￦	198,328

[1]	Membership rights classified as other intangible assets with indefinite useful lives are recognized Impairment losses because their recoverable amount is lower than their carrying amount.

	2011
	Beginning[1]		Acquisition		Disposal		Amortization		Others		Changes due to spin-off		Ending
Industrial property rights	￦	89	￦	21	￦	—	￦	(26)	￦	—	￦	(22)	￦	62
Software		259,967		37,182		—		(95,284)		—		(23,939)		177,926
Other intangible assets[2]		55,798		19,715		(7,438)		(4,541)		(3,483)		(3,875)		56,176
Finance leases assets		7,777		5,404		—		(4,765)		—		—		8,416

	￦	323,631	￦	62,322	￦	(7,438)	￦	(104,616)	￦	(3,483)	￦	(27,836)	￦	242,580

[1]	The amount of ￦23,698 million related to the spin-off of credit card business from the Bank is included.
[2]	Membership rights classified as other intangible assets with indefinite useful lives are recognized impairment losses because their recoverable amount is lower than their carrying amount.

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Beginning	Impairment	Reversal		Others		Ending
Accumulated impairment losses on intangible assets	￦ (3,489)	￦ (1,358)	￦	2	￦	44	￦ (4,801)

	2011
(In millions of Korean won)	Beginning	Impairment	Reversal		Others		Ending
Accumulated impairment losses on intangible assets	￦ —	￦ (3,489)	￦	—	￦	—	￦ (3,489)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

16. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Assets		Liabilities		Net amount

Other provisions	￦	76,775	￦	—	￦	76,775
Impairment losses on property and equipment		2,111		—		2,111
Interest on equity index-linked deposits		722		—		722
Share-based payments		6,044		—		6,044
Provisions for guarantees		50,396		—		50,396
Gains(losses) from valuation on derivatives		—		(36,789)		(36,789)
Present value discount		59		—		59
Gains(losses) from fair value hedged		30,802		—		30,802
Accrued interest		—		(63,382)		(63,382)
Deferred loan origination fees and costs		—		(84,215)		(84,215)
Gains from revaluation		—		(274,170)		(274,170)
Investments in subsidiaries and associates		46,771		(53,966)		(7,195)
Others		351,630		(228,531)		123,099

		565,310		(741,053)		(175,743)
Off-setting of deferred income tax assets and liabilities		(564,863)		564,863		—

Total	￦	447	￦	(176,190)	￦	(175,743)

	2011
(In millions of Korean won)	Assets		Liabilities		Net amount

Other provisions	￦	71,268	￦	—	￦	71,268
Impairment losses on property and equipment		3,065		—		3,065
Interest on equity index-linked deposits		1,785		—		1,785
Share-based payments		4,015		—		4,015
Provisions for guarantees		75,250		—		75,250
Gains(losses) from valuation on derivatives		—		(109,427)		(109,427)
Present value discount		73		—		73
Gains(losses) from fair value hedged		26,522		—		26,522
Accrued interest		—		(78,691)		(78,691)
Deferred loan origination fees and costs		—		(96,848)		(96,848)
Gains from revaluation		—		(274,254)		(274,254)
Investments in subsidiaries and associates		25,126		(39,025)		(13,899)
Others		318,127		(204,379)		113,748

		525,231		(802,624)		(277,393)
Off-setting of deferred income tax assets and liabilities		(525,231)		525,231		—

Total	￦	—	￦	(277,393)	￦	(277,393)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦ 83,745 million associated with investment in subsidiaries and associates as of December 31, 2012, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not reverse in the foreseeable future.

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦ 65,288 million arising from the initial recognition of goodwill from the merger with Housing and Commercial Bank as of December 31, 2012.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦ 398,516 million associated with investment in subsidiaries and associates as of December 31, 2012, because it is not probable that the temporary differences will reverse in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ￦ 10 million, ￦ 817 million, ￦ 80,204 million and ￦ 6,870 million associated with share-based payments, other provisions, loss on SPE repurchase and others, respectively, as of December 31, 2012, due to the uncertainty that these will be realized in the future.

The changes in cumulative temporary differences for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Beginning		Decrease		Increase		Ending

Deductible temporary differences
Gains(losses) from fair value hedge	￦	109,596	￦	109,596	￦	127,281	￦	127,281
Other provisions		294,862		294,862		318,070		318,070
Impairment losses on property and equipment		12,666		12,666		8,723		8,723
Interest on equity index-linked deposits		7,378		7,378		2,985		2,985
Share-based payments		19,138		19,138		24,986		24,986
Provisions for guarantees		310,950		310,950		208,247		208,247
Present value discount		303		303		245		245
Loss on SPE repurchase		80,204		—		—		80,204
Investment in subsidiaries and associates		442,737		4,816		153,391		591,312
Others		1,321,572		874,294		1,012,545		1,459,823

		2,599,406	￦	1,634,003	￦	1,856,473		2,821,876

Unrecognized deferred income tax assets:
Share-based payments		2,546						10
Other provisions		365						817
Loss on SPE repurchase		80,204						80,204
Investment in subsidiaries and associates		339,405						398,516
Others		5,224						6,870

	￦	2,171,662					￦	2,335,459

Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	525,231					￦	565,310

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)	2012
	Beginning		Decrease		Increase		Ending
Taxable temporary differences
Accrued interest	￦	(325,170)	￦	(284,430)	￦	(221,168)	￦	(261,908)
Deferred loan origination costs fees and costs		(400,199)		(400,199)		(347,996)		(347,996)
Gains from valuation on derivatives		(452,179)		(452,179)		(152,020)		(152,020)
Goodwill from merger		(65,288)		—		—		(65,288)
Gains from revaluation		(1,133,280)		(347)		—		(1,132,933)
Investment in subsidiaries and associates		(215,321)		(562)		(91,080)		(305,839)
Others		(844,539)		(71,019)		(170,953)		(944,473)

		(3,435,976)	￦	(1,208,736)	￦	(983,217)		(3,210,457)

Unrecognized deferred income tax liabilities:
Goodwill from merger		(65,288)						(65,288)
Investments in subsidiaries and associates		(53,291)						(83,745)

	￦	(3,317,397)					￦	(3,061,424)

Tax rate (%)		24.2						24.2

Total deferred income tax liabilities from deductible temporary differences	￦	(802,624)					￦	(741,053)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)	2011
	Beginning		Decrease		Spin-off		Increase		Ending

Deductible temporary differences
Losses from fair value hedge	￦	129,178	￦	129,178	￦	—	￦	109,596	￦	109,596
Other provisions		581,650		581,650		155,544		450,406		294,862
Impairment losses on property and equipment		6,904		6,904		—		12,666		12,666
Interest on equity index-linked deposits		10,388		10,388		—		7,378		7,378
Share-based payments		30,271		30,271		—		19,138		19,138
Provisions for guarantees		414,048		414,048		7,120		318,070		310,950
Present value discount		—		—		—		303		303
SPE dividends		2,563		2,563		—		—		—
Loss on SPE repurchase		80,204		—		—		—		80,204
Investment in subsidiaries and associates		519,815		82,569		—		5,491		442,737
Others		983,591		814,351		186,981		1,339,313		1,321,572

		2,758,612	￦	2,071,922	￦	349,645	￦	2,262,361		2,599,406

Unrecognized deferred income tax assets:
Share-based payments		15,834								2,546
Other provisions		1,477								365
Loss on SPE repurchase		80,204								80,204
Investment in subsidiaries and associates		312,650								339,405
Others		3,510								5,224

	￦	2,344,937							￦	2,171,662

Tax rate (%)[1]		24.2 or 22.0								24.2

Total deferred income tax assets from deductible temporary differences	￦	544,032							￦	525,231

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)	2011
	Beginning		Decrease		Spin-off		Increase		Ending
Taxable temporary differences
Accrued interest	￦	(368,470)	￦	(306,002)	￦	(6)	￦	(262,708)	￦	(325,170)
Allowances for loan losses		(41,860)		(41,860)		15,894		15,894		—
Deferred loan origination costs fees and costs		(312,168)		(312,168)		315		(399,884)		(400,199)
Advanced depreciation provisions		(460,918)		(460,918)		—		—		—
Gains from valuation on derivatives		(502,836)		(502,836)		—		(452,179)		(452,179)
Present value discount		(52,423)		(52,423)		—		—		—
Goodwill from merger		(65,288)		—		—		—		(65,288)
Gains from revaluation		(1,142,809)		(228)		(9,301)		—		(1,133,280)
Investment in subsidiaries and associates		(144,705)		(7,790)		—		(78,406)		(215,321)
Others		(685,030)		(73,615)		(14,253)		(247,377)		(844,539)

		(3,776,507)	￦	(1,757,840)	￦	(7,351)	￦	(1,424,660)		(3,435,976)

Unrecognized deferred income tax liabilities:
Goodwill from merger		(65,288)								(65,288)
Investments in subsidiaries and associates		(26,894)								(53,291)

	￦	(3,684,325)							￦	(3,317,397)

Tax rate (%)[1]		24.2 or 22.0								24.2

Total deferred income tax liabilities from deductible temporary differences	￦	(859,564)							￦	(802,624)

[1]

The corporate tax rate was changed due to the amendment of corporate tax law in 2011. Accordingly, the rate of 24.2% has been applied for the deferred tax assets and liabilities expected to be utilized in periods after December 31, 2012.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

17. Other Assets

The details of other assets as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Other financial assets
Other receivables	￦	2,491,107	￦	2,158,973
Receivables in gold		—		107
Accrued income		845,719		1,087,923
Guarantee deposits		1,317,176		1,288,881
Domestic exchange settlement debits		2,222,162		1,393,555
Others		23,962		18,189
Allowances for loan losses		(524,661)		(288,080)
Present value discount		(563)		(649)

		6,374,902		5,658,899

Other non-financial assets
Other receivables		32,393		1
Prepaid expenses		195,846		247,935
Guarantee deposits		3,749		2,921
Others		67,710		52,606
Allowances on other assets		(7,820)		(7,981)

		291,878		295,482

	￦	6,666,780	￦	5,954,381

The changes in allowances for loan losses on other assets for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Other financial assets	Other non- financial assets	Total
Beginning	288,080	7,981	296,061
Written-off	(30,044)	(4,188)	(34,232)
Provision	48,301	4,027	52,328
Others	218,324	—	218,324

Ending	524,661	7,820	532,481

(In millions of Korean won)	2011
	Other financial assets	Other non- financial assets	Total
Beginning[1]	290,501	24,210	314,711
Written-off	(6,497)	(19,800)	(26,297)
Provision [2]	4,076	3,571	7,647

Ending	288,080	7,981	296,061

[1]	The amount of ￦ 3,582 million related to the spin-off of credit card business from the Bank is included.
[2]	The amount of ￦ 1,468 million of profits or losses of discontinued operations for the year ended December 31, 2011, is also included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

18. Assets held for sale

The details of assets held for sale as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	￦	5,287	￦	(2,613)	￦	2,674	￦	2,674
Buildings		5,741		(3,146)		2,595		2,595

	￦	11,028	￦	(5,759)	￦	5,269	￦	5,269

(In millions of Korean won)	2011
	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	￦	7,807	￦	(2,501)	￦	5,306	￦	5,306
Buildings		8,371		(3,746)		4,625		4,625

	￦	16,178	￦	(6,247)	￦	9,931	￦	9,931

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)
2012
Beginning		Provision	Reversal		Others		Ending
￦	(6,247)	￦ (5,708)	￦	—	￦	6,169	￦ (5,759)

(In millions of Korean won)
2011
Beginning		Provision	Reversal		Others		Ending
￦	(3,653)	￦ (3,931)	￦	312	￦	1,025	￦ (6,247)

As of December 31, 2012, assets held for sale consist of five real estates of closed offices and one real estate acquired through execution of security right, which the management of the Group was committed to a plan to sell, but not sold by December 31, 2012. As of December 31, 2012, two assets out of above assets held for sale are under negotiation for sale and the remaining four assets are also being actively marketed.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

19. Deposits

Deposits as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Deposits	￦	194,290,044	￦	190,949,150
Deferred financing costs		(3)		(300)

	￦	194,290,041	￦	190,948,850

The details of deposits as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Demand deposits in Korean won
Checking deposits	￦	267,229	￦	346,975
Household checking deposits		434,814		434,134
Special deposits		3,093,289		2,703,688
Ordinary deposits		21,493,436		20,610,244
Public fund deposits		68,600		85,895
Treasury deposits		5,256		7,539
General savings deposits		24,668,545		23,471,543
Corporate savings deposits		10,557,698		10,245,351
Nonresident’s deposit in Korean won		61,255		128,630
Nonresident’s free deposit in Korean won		17,995		15,672

		60,668,117		58,049,671

Demand deposits in foreign currencies
Checking deposits		98,478		71,838
Ordinary deposits		1,812,227		1,662,988
Special deposits		1,316		1,145

		1,912,021		1,735,971

		62,580,138		59,785,642

Time deposits in Korean won
Time deposits		114,399,836		115,518,873
Installment savings deposits		7,079,286		5,454,573
Good-sum formation savings		319		338
Workers’ savings for housing		—		2
Nonresident’s deposit in Korean won		192,945		193,765
Long-term savings deposits for workers		1,692		1,862
Nonresident’s free deposit in Korean won		76,835		85,875
Long-term housing savings deposits		3,076,863		3,309,833
Long-term savings for households		206		247
Preferential savings deposits for workers		323		489
Mutual installment deposits		1,143,424		1,274,049
Mutual installment for housing		1,005,752		1,173,404
Others		183		196

		126,977,664		127,013,506

Time deposits in foreign currencies
Time deposits		2,954,348		2,604,603
Installment savings deposits		2,131		1,201
Others		23,696		23

		2,980,175		2,605,827

		129,957,839		129,619,333

Certificates of deposits		1,752,067		1,544,175

Total deposits	￦	194,290,044	￦	190,949,150

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

20. Debts

The details of debts as of December 31, 2012 and 2011, consist of:

(In millions of Korean won)	2012		2011
Borrowings	￦	11,208,470	￦	12,494,205
Bonds sold under repurchase agreements and others		826,122		1,226,129
Call money		2,596,926		976,465

	￦	14,631,518	￦	14,696,799

The details of borrowings as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	2012		2011
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	1.25	￦	781,787	￦	650,616
	Borrowings from the government	KEMCO and others	0.00 ~ 5.00		626,059		690,750
	Borrowings from banking institutions	Industrial Bank of Korea	2.01 ~ 2.24		3,398		6,281
	Borrowings from non-banking financial institutions	Korea Development Bank	0.99 ~ 2.70		138,491		91,254
	Other borrowings	Korea Finance Corporation and others	0.04 ~ 5.74		2,880,848		2,339,967

					4,430,583		3,778,868

Borrowings in foreign currencies	Due to banks	Citibank N.A and others	0.00~0.59		52,187		28,194
	Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.24~3.31		3,381,659		4,694,199
	Off-shore borrowings in foreign currencies	Centralbank Uzbekistan and others	0.25~2.71		930,956		1,019,279
	Borrowings from other financial institutions	Korea Finance Corporation	1.32~1.78		5,195		—
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		2,407,890		2,973,665

					6,777,887		8,715,337

				￦	11,208,470	￦	12,494,205

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The details of bonds sold under repurchase agreements and others as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2012		2011

Bonds sold under repurchase agreements	Individuals, groups, corporations	1.39~7.30	￦	735,439	￦	1,147,604
Bills sold	Counter sale	1.80~3.53		90,683		78,525

			￦	826,122	￦	1,226,129

The details of call money as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2012		2011

Call money in Korean won	Korea Development Bank and others	2.57~2.72	￦	2,018,100	￦	149,200
Call money in foreign currencies	Centralbank Uzbekistan and others	0.15~0.47		578,826		827,265

			￦	2,596,926	￦	976,465

Call money and borrowings from financial institutions as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Bank of Korea		Other Banks		Others		Total

Call money	￦	—	￦	1,431,826	￦	1,165,100	￦	2,596,926
Borrowings		781,787		6,446,839		472,937		7,701,563

	￦	781,787	￦	7,878,665	￦	1,638,037	￦	10,298,489

(In millions of Korean won)	2011
	Bank of Korea		Other Banks		Others		Total

Call money	￦	—	￦	882,410	￦	94,055	￦	976,465
Borrowings		650,616		8,665,530		147,342		9,463,488

	￦	650,616	￦	9,547,940	￦	241,397	￦	10,439,953

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

21. Debentures

The details of debentures as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	Annual interest rate (%)	2012		2011
Debentures in Korean won
Hybrid capital instrument	8.50	￦	100,000	￦	100,000
Structured debentures	2.00 ~ 8.62		1,699,238		3,424,238
Subordinated fixed rate debentures in Korean won	3.40 ~ 7.70		7,896,780		7,995,571
Fixed rate debentures in Korean won	2.77 ~ 6.70		3,227,425		3,411,612
Floating rate debentures in Korean won	10.74		3,258		343,258

			12,926,701		15,274,679

Fair value adjustments on fair value hedged financial debentures in Korean won
Fair value adjustments on valuation of fair value hedged items (current year portion)			36,417		15,964
Fair value adjustments on valuation of fair value hedged items (prior year portion)			52,572		42,494

			88,989		58,458

Discount or premium on debentures in Korean won
Discount on debentures			(9,176)		(47,272)

			13,006,514		15,285,865

Debentures in foreign currencies
Floating rate debentures	1.18 ~ 4.54		438,453		963,616
Fixed rate debentures	0.60 ~ 7.25		2,553,814		2,705,167

			2,992,267		3,668,783

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items (current year portion)			(68,212)		47,986
Fair value adjustments on valuation of fair value hedged items (prior year portion)			(69,061)		(90,778)

			(137,273)		(42,792)

Discount or premium on debentures in foreign currencies
Discount on debentures			(12,912)		(20,384)

			2,842,082		3,605,607

		￦	15,848,596	￦	18,891,472

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes in debentures based on face value for the year ended December 31, 2012, are as follows:

	2012
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	—	￦	—	￦	100,000
Structured debentures		3,424,238		310,000		(2,035,000)		—		1,699,238
Subordinated fixed rate debentures in Korean won		7,995,571		1,800,000		(1,898,791)		—		7,896,780
Fixed rate debentures in Korean won		3,411,612		2,610,000		(2,794,187)		—		3,227,425
Floating rate debentures in Korean won		343,258		—		(340,000)		—		3,258

		15,274,679		4,720,000		(7,067,978)		—		12,926,701

Debentures in foreign currencies
Floating rate debentures		963,616		198,478		(682,622)		(41,019)		438,453
Fixed rate debentures		2,705,167		1,034,162		(1,042,992)		(142,523)		2,553,814

		3,668,783		1,232,640		(1,725,614)		(183,542)		2,992,267

	￦	18,943,462	￦	5,952,640	￦	(8,793,592)	￦	(183,542)	￦	15,918,968

The changes in debentures based on face value for the year ended December 31, 2011, are as follows:

	2011
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	—	￦	—	￦	100,000
Structured debentures		3,684,341		500,000		(760,103)		—		3,424,238
Subordinated fixed rate debentures in Korean won		7,323,268		800,000		(127,697)		—		7,995,571
Fixed rate debentures in Korean won		12,373,628		4,300,000		(5,162,016)		(8,100,000)		3,411,612
Floating rate debentures in Korean won		833,258		340,000		(180,000)		(650,000)		343,258

		24,314,495		5,940,000		(6,229,816)		(8,750,000)		15,274,679

Debentures in foreign currencies
Floating rate debentures		1,686,459		—		(789,143)		66,300		963,616
Fixed rate debentures		2,337,759		412,374		(33,217)		(11,749)		2,705,167

		4,024,218		412,374		(822,360)		54,551		3,668,783

	￦	28,338,713	￦	6,352,374	￦	(7,052,176)	￦	(8,695,449)	￦	18,943,462

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

22. Provisions

The details of provisions as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011

Provisions for unused loan commitments	￦	147,257	￦	146,873
Provisions for acceptances and guarantees		208,746		311,189
Provisions for asset retirement obligation		58,701		55,632
Other		122,647		104,921

	￦	537,351	￦	618,615

Provisions for unused loan commitments as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	￦	41,338,162	￦	106,094	0.26
Retail loan commitments		14,323,526		41,163	0.29

	￦	55,661,688	￦	147,257	0.26

(In millions of Korean won)	2011
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	￦	36,942,968	￦	102,374	0.28
Retail loan commitments		14,632,998		44,499	0.30

	￦	51,575,966	￦	146,873	0.28

Provisions for acceptances and guarantees as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Acceptances and guarantees		Provision	Ratio (%)
Confirmed acceptances and guarantees in Korean won	￦	1,564,111	33,547	2.14
Confirmed acceptances and guarantees in foreign currencies		3,609,636	75,859	2.10
Unconfirmed acceptances and guarantees		4,244,517	99,340	2.34

	￦	9,418,264	208,746	2.22

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)	2011
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	￦	1,535,032	￦	39,005	2.54
Confirmed acceptances and guarantees in foreign currencies		4,242,061		119,548	2.82
Unconfirmed acceptances and guarantees		5,695,456		152,636	2.68

	￦	11,472,549	￦	311,189	2.71

The changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total

Beginning	￦	146,873	￦	311,189	￦	458,062
Effects of changes in foreign exchange rate		(769)		(10,218)		(10,987)
Provison(Reversal)		1,153		(68,472)		(67,319)
Other changes		—		(23,753)		(23,753)

Ending	￦	147,257	￦	208,746	￦	356,003

(In millions of Korean won)	2011
	Provisions for unused loan commitments		Provisions for acceptances and guarantees		Total

Beginning[1]	￦	284,675	￦	414,255	￦	698,930
Effects of changes in foreign exchange rate		131		2,130		2,261
Provison(Reversal)[2]		4,851		(98,076)		(93,225)
Spin-off		(142,784)		(7,120)		(149,904)

Ending	￦	146,873	￦	311,189	￦	458,062

[1]	The amount of ￦139,451 million related to the spin-off of credit card business from the Bank is included.
[2]	The amount of ￦10,452 million of profit or loss of discontinued operations for the year ended December 31, 2011, is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes in provisions for asset retirement obligations for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Beginning	￦	55,632	￦	49,139
Provision		2,394		2,539
Used		(1,246)		(1,736)
Unwinding of discount		2,354		2,504
Effects of changes in discount rate		(433)		3,186

Ending	￦	58,701	￦	55,632

Provisions for asset retirement obligation are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease year. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

The details of other provisions as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Provisions for membership rewards program	￦	151	￦	250
Dormant accounts		16,028		11,292
Provisions for litigations		2,977		5,489
Provisions for financial guarantee contracts		7,383		7,959
Others		96,108		79,931

	￦	122,647	￦	104,921

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes in other provisions for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)
	2012
	Membership rewards program		Dormant accounts		Litigations		Financial guarantee liability		Others		Total
Beginning	￦	250		11,292	￦	5,489	￦	7,959	￦	79,931	￦	104,921
Increase		259		13,998		1,287		10,512		45,596		71,652
Decrease		(358)		(9,262)		(3,799)		(11,088)		(29,419)		(53,926)

Ending	￦	151	￦	16,028	￦	2,977	￦	7,383	￦	96,108	￦	122,647

(In millions of Korean won)
	2011
	Membership rewards program		Dormant accounts		Litigations		Financial guarantee liability		Others		Total
Beginning [1]	￦	12,437	￦	9,773	￦	4,484	￦	18,866	￦	224,245	￦	269,805
Increase [2]		3,469		10,377		4,656		13,818		396		32,716
Decrease [3]		(3,842)		(8,858)		(3,644)		(24,725)		(144,710)		(185,779)
Spin-off of credit card business		(11,814)		—		(7)		—		—		(11,821)

Ending	￦	250	￦	11,292	￦	5,489	￦	7,959	￦	79,931	￦	104,921

[1]	The amount of ￦ 12,197 million related to the spin-off of credit card business from the Bank is included.
[2]	The amount of ￦ 2,969 million of profit from discontinued operations for the year ended December 31, 2011, is included.
[3]	The amount of ￦ 789 million of profit from discontinued operations for the year ended December 31, 2011, is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

23. Defined benefit liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The defined benefit liability recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation methods.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate, consumer price index and expected return on plan asset are based on observable market data and historical data are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the year incurred through profit or loss.

The changes in the defined benefit obligation for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Present value of defined benefit obligation (beginning)	￦	678,777	￦	473,965
Current service cost		140,983		134,854
Interest cost		29,093		23,512
Actuarial losses (gains)		39,959		33,381
Exchange difference on foreign currency plans		(84)		28
Benefits paid		(21,791)		(15,455)
Past service cost[1]		12,675		45,538
Other		(1,315)		(2,464)
Spin-off		—		(14,582)

Present value of defined benefit obligation (ending)	￦	878,297	￦	678,777

[1]	Past service cost for the year ended December 31, 2011, included ￦34,427million that was transferred from other provisions.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes in the fair value of plan assets for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Fair value of plan assets (beginning)	￦	563,326	￦	355,382
Expected return on plan assets		23,452		14,543
Actuarial gains (losses)		2,081		985
Contributions		239,220		221,317
Benefits paid		(21,785)		(15,941)
Other		(1,057)		(1,302)
Spin-off		—		(11,658)

Fair value of plan assets (ending)	￦	805,237	￦	563,326

The details of defined benefit liability as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Present value of defined benefit obligation	￦	878,297	￦	678,777
Fair value of plan assets		805,237		563,326
Unrecognized past service cost		9,820		—

Defined benefit liability	￦	63,240	￦	115,451

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011¹
Current service cost	￦	140,983	￦	134,854
Interest cost		29,093		23,512
Expected return on plan assets		(23,452)		(14,543)
Actuarial losses (gains)		37,878		32,396
Past service cost		2,855		11,111

Post-employment benefits	￦	187,357	￦	187,330

¹	The amount of ￦1,393 million of profit or loss of discontinued operations for the year ended December 31, 2011, is included.

The actual returns on plan assets are ￦ 25,533 million and ￦ 15,528 million for the years ended December 31, 2012 and 2011, respectively.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The details of plan assets as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Time deposits	￦	805,237	￦	563,326

Key actuarial assumptions used as of December 31, 2012 and 2011, are as follows:

	Ratio (%)
	2012	2011
Discount rate	3.55	4.32
Expected return on plan assets	4.19	3.91
Future salary increase rate	2.50~4.55	4.55

Mortality assumptions are based on the 2012 Korea standard mortality rates table.

The present value of defined benefits obligation, fair value of plan assets and actuarial adjustments to each items as of December 31, 2012, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec.31, 2012		Dec.31, 2011		Dec.31, 2010		Jan. 1, 2010
Present value of defined benefits obligation	￦	878,297	￦	678,777	￦	473,965	￦	569,372
Fair value of plan assets		805,237		563,326		355,382		406,642
Unrecognized Past service cost		9,820		—		—		—
Deficit in the funded plans		63,240		115,451		118,583		162,730
Experience adjustments on defined benefits obligation		22,129		18,761		(75,859)
Changes in assumptions to defined benefits obligation		17,830		14,620		49,667
Experience adjustments to plan assets		(2,081)		(985)		6,787

Expected contributions to plan assets for the year ending December 31, 2013, are ￦ 72,546 million.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

24. Other liabilities

The details of other liabilities, excluding defined benefits liabilities, as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Other financial liabilities
Other payables	￦	2,108,383	￦	1,966,386
Prepaid card and debit cards		2,373		2,077
Accrued expenses		4,071,663		4,069,599
Financial guarantee liabilities		8,174		7,217
Deposits for letter of guarantees and others		148,103		188,021
Domestic exchange settlement credits		151,091		124,891
Foreign exchanges settlement credits		52,456		88,480
Borrowings from other business accounts		34,367		11,827
Payable to trust accounts		2,115,603		1,918,766
Liability incurred from agency relationship		499,249		197,537
Account for agency businesses		402,290		134,256
Others		21,160		51,822

		9,614,912		8,760,879

Other non-financial liabilities
Other payables		213,657		499,025
Unearned revenue		53,317		71,371
Accrued expenses		139,132		156,141
Withholding taxes		113,415		149,184
Others		19,950		336,048

		539,471		1,211,769

	￦	10,154,383	￦	9,972,648

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

25. Equity

25.1 Capital Stock

The details of outstanding shares of the Group as of December 31, 2012 and 2011, are as follows:

	Ordinary shares
	2012		2011
Number of shares authorized		1,000,000,000		1,000,000,000
Par value per share	￦	5,000	￦	5,000
Number of shares		404,379,116		404,379,116
Capital stock[1]	￦	2,021,896	￦	2,021,896

[1]	In millions of Korean won.

25.2 Capital surplus

The details of capital surplus as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011

Paid-in capital in excess of par value	￦	4,604,417	￦	4,604,417
Gain on business combination		397,669		397,669
Revaluation increment		177,229		177,229
Other capital surplus		40,357		41,392
Loss on capital reduction		—		(934,900)

	￦	5,219,672	￦	4,285,807

The gain on business combination is a gain from a bargain purchase from the merger with Korea Long Term Credit Bank on December 31, 1998, in accordance with previous Korean GAAP.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

25.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Currency translation differences	￦	(27,058)	￦	(1,462)
Gain on valuation of available-for-sale financial assets		504,223		296,098
Gain on valuation of held-to-maturity financial assets		8		12
Losses on valuation of equity method investments		(47,389)		(3,938)

	￦	429,784	￦	290,710

25.4 Retained earnings

Retained earnings as of December 31, 2012 and 2011, consist of:

(In millions of Korean won)	2012		2011
Legal reserves	￦	1,778,018	￦	1,575,680
Regulatory reserve for credit losses		1,529,643		—
Voluntary reserves		7,459,020		7,389,863
Unappropriated retained earnings		1,518,185		3,496,375

	￦	12,284,866	￦	12,461,918

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. The reserves can only be transferred to capital stock or be used to reduce deficit. Also, with regard to the Tokyo and Osaka branches, as the Bank appropriates 10% of the branch’s net income as other reserves in accordance with the Banking Law of Japan.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Article 29.1 through 29.2 of Regulation on supervision of Banking Business.

The details of the regulatory reserve for credit losses as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Beginning	￦	1,529,643	￦	—
Amounts estimated to be appropriated		58,365		1,529,643

Ending	￦	1,588,008	￦	1,529,643

The adjustments to the regulatory reserve for credit losses for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Provision of regulatory reserve for credit losses[1]	￦	58,365	￦	243,357
Adjusted profit after provision of regulatory reserve for credit losses[2]		1,357,777		1,804,524

[1]

Provision of regulatory reserve for credit losses of 2011 is the difference between amounts estimated to be appropriated for Regulatory Reserve for Credit Losses at the beginning and end 2011, which are ￦ 1,286,286 million and ￦ 1,529,643 million, respectively.

[2]

Adjusted profit after provision of regulatory reserve for credit losses is not accordance with K-IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

26. Net Interest Income

The details of interest income and expense for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011[1]
Interest income
Due from financial institutions	￦	110,361	￦	40,567
Loans		10,960,834		11,061,415
Financial investments
Available-for-sale financial assets		679,637		675,147
Held-to-maturity financial assets		570,487		647,180
Other		157,113		149,342

		12,478,432		12,573,651

Interest expenses
Deposits		5,290,737		4,978,666
Debts		335,684		273,454
Debentures		886,738		1,095,579
Other		69,875		76,123
		6,583,034		6,423,822

Net interest income	￦	5,895,398	￦	6,149,829

[1]	The interest income of ￦ 214,245 million and interest expense of ￦ 77,411 million from discontinued operations are included.

Interest income recognized on impaired loans is ￦ 117,285 million (2011: ￦ 112,634 million) for the year ended December 31, 2012. Interest income recognized on impaired financial investments is ￦ 8 million for the year ended December 31, 2012, and there was no accrued interest recognized on impaired financial investments for year ended December 31, 2011.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

27. Net Fee and Commission income

The details of fee and commission income, and fee and commission expense for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011¹
Fee and commission income
Banking activity fees	￦	171,605	￦	188,980
Lending activity fees		89,553		88,521
Agent activity fees		550,239		493,750
Trust and other fiduciary fees		154,797		145,490
Guarantee fees		33,594		34,181
Credit card related fees and commissions		2,375		179,458
Foreign currency related fees		108,615		114,067
Security activity commissions		171,993		209,655
Other business account commission on consignment		30,354		173,893
Debit card related fees and commissions		712		32,298
Other		143,863		107,337

		1,457,700		1,767,630

Fee and commission expense
Trading activity related fees[2]		15,611		14,600
Lending activity fees		21,647		14,385
Credit card related fees and commissions		1,447		103,609
Contributions to external institutions		17,329		20,721
Outsourcing related fees		61,439		64,568
Foreign currency related fees		11,501		9,475
Management fees of written-off loans		10,604		17,179
Other		44,126		48,181

		183,704		292,718

Net fee and commission income	￦	1,273,996	￦	1,474,912

¹	The fee and commission income of ￦ 208,444 million, and fee and commission expense of ￦ 114,215 million from discontinued operations are included.
[2]	The fees from financial assets/liabilities at fair value through profit or loss.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

28. Net gains or losses from financial assets/liabilities at fair value through profit or loss

28.1 Net gains or losses from financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details year for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011

Gains from financial instruments held for trading
Financial assets held for trading
Debt securities	￦	190,698	￦	158,367
Equity securities		46,843		45,860

		237,541		204,227

Derivatives held for trading
Interest rate		908,367		914,790
Currency		2,699,156		4,160,412
Stock or stock index		68,019		129,806
Credit		—		1,107
Other		3,411		3,021

		3,678,953		5,209,136

Financial liabilities held for trading		53		—

Other financial instruments		48		1,046

		3,916,595		5,414,409

Losses from financial instruments held for trading
Financial assets held for trading
Debt securities		29,955		23,001
Equity securities		26,218		65,269

		56,173		88,270

Derivatives held for trading
Interest rate		929,413		995,193
Currency		2,257,185		3,272,088
Stock or stock index		74,038		64,950
Credit		—		848
Other		2,432		2,435

		3,263,068		4,335,514

Financial liabilities held for trading		573		47

Other financial instruments		35		816

		3,319,849		4,424,647

Net gain or loss from financial instruments held for trading	￦	596,746	￦	989,762

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

28.2 Net gain or loss from financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012	2011

Financial assets designated at fair value through profit or loss	—	￦ (119)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

29. Other operating income and expenses

The details of other operating income and expenses for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011[1]

Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	￦	480	￦	66
Gains on sale of available-for-sale financial assets		82,638		589,161

		83,118		589,227

Reversal of impairment on held-to-maturity financial assets		—		117
Gains on foreign exchange transactions		1,078,601		1,558,848
Dividend income		61,136		53,597
Others		197,762		316,865

		1,420,617		2,518,654

Other operating expenses
Expense related to available-for-sale financial assets
Loss on redemption of available-for-sale financial assets		11		—
Loss on sale of available-for-sale financial assets		6,219		209,896
Impairment on available-for-sale financial assets		262,751		41,352

		268,981		251,248

Impairment on held-to-maturity financial assets		154		150
Loss on foreign exchange transactions		1,409,450		2,204,748
Others		986,946		1,152,145

		2,665,531		3,608,291

Net other operating expenses	￦	(1,244,914)	￦	(1,089,637)

[1]	The amount of ￦16,463 million of loss from discontinued operations for the year ended December 31, 2011, is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

30. General and administrative expenses

30.1 General and administrative expenses

The details of general and administrative expenses for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011[1,2]

Employee Benefits
Salaries and short-term employee benefits - salaries	￦	1,362,169	￦	1,446,389
Salaries and short-term employee benefits – welfare expense		618,674		496,333
Post employment benefits - defined benefit plans		187,357		187,330
Post employment benefits - defined contribution plans		1,159		192
Termination benefits		(3,960)		12,173
Share-based payments(reversal)[3]		8,578		(10,585)

		2,173,977		2,131,832

Depreciation and amortization		271,429		295,634

Other general and administrative expenses
Rental expense		256,143		239,989
Tax and dues		31,043		107,632
Communication		26,029		51,172
Electricity and utilities		21,746		20,702
Publication		15,080		17,410
Repairs and maintenance		12,799		14,652
Vehicle		10,148		9,477
Travel		3,287		3,181
Training		19,383		22,885
Service fees		84,423		82,727
Others		380,227		418,121

		860,308		987,948

	￦	3,305,714	￦	3,415,414

¹	The amount of ￦ 42,717 million of loss of discontinued operations for the year ended December 31, 2011, is included.
[2]	Welfare expense amounting to ￦496,333 million for the year ended December 31, 2011 were reclassified from other general and administrative expenses to employee benefits.
[3]	Reversal of share-based payments was due to the decrease in share price.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

30.2 Share-based payments

30.2.1 Share options

The details of the share options as of December 31, 2012, are as follows:

(In number of shares)
	Grant date	Exercise year (Years)	Number of granted shares[1]	Vesting conditions

Series 15-1	2005.03.18	8	165,000	Service year: 3 years[3]
Series 15-2	2005.03.18	8	690,000	Service year: 3 years[4]
Series 17	2005.07.22	8	30,000	Service year: 3 years[4]
Series 18	2005.08.23	8	15,000	Service year: 3 years[4]
Series 19	2006.03.24	8	930,000	Service year: 1, 2, 3 years[2]
Series 20	2006.04.28	8	30,000	Service year: 3 years[2]
Series 21	2006.10.27	8	20,000	Service year: 2 years[2]
Series 22	2007.02.08	8	855,000	Service year: 1, 3 years[2]
Series 23	2007.03.23	8	30,000	Service year: 3 years[2]

			2,765,000

[1]	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.
[2]	The exercise price is indexed to the sum of the major competitors’ total market capitalization.
[3]	The exercise price is indexed to the banking industry index.
[4]	The exercisability and number of shares are linked to certain performance conditions for the service period.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The changes in the number of granted share options and the weighted average exercise price for the years ended December 31, 2012 and 2011, are as follows:

(In Korean won, except shares)
	2012
	Number of granted shares								Number of exercisable share		Exercise price per share		Remaining contractual life (Years)
	Beginning		Exercised		Expired		Ending

Series 12		54,250		—		54,250		—		—	￦	—	—
Series 13-1		20,000		—		20,000		—		—		—	—
Series 15-1		125,362		—		—		125,362		125,362		54,656	0.21
Series 15-2		440,928		—		—		440,928		440,928		46,800	0.21
Series 17		29,441		—		—		29,441		29,441		49,200	0.56
Series 18		7,212		—		—		7,212		7,212		53,000	0.64
Series 19		751,651		—		—		751,651		751,651		77,063	1.23
Series 20		25,613		—		—		25,613		25,613		81,900	1.32
Series 21		18,987		—		—		18,987		18,987		76,600	1.82
Series 22		657,498		—		—		657,498		657,498		77,100	2.11
Series 23		15,246		—		—		15,246		15,246		84,500	2.22

		2,146,188		—		74,250		2,071,938		2,071,938

Weighted average exercise price	￦	68,144	￦	—	￦	46,787	￦	68,909	￦	68,909

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In Korean won, except shares)
	2011
	Number of granted shares								Number of exercisable share		Exercise price per share		Remaining contractual life (Years)
	Beginning		Exercised		Expired		Ending

Series 10-1		40,063		23,385		16,678		—		—	￦	—	—
Series 10-2		51,303		51,303		—		—		—		—	—
Series 11		5,091		5,091		—		—		—		—	—
Series 12		54,250		—		—		54,250		54,250		46,100	0.11
Series 13-1		20,000		—		—		20,000		20,000		48,650	0.23
Series 15-1		125,362		—		—		125,362		125,362		54,656	1.21
Series 15-2		450,928		10,000		—		440,928		440,928		46,800	1.21
Series 16		8,827		8,827		—		—		—		—	—
Series 17		29,441		—		—		29,441		29,441		49,200	1.56
Series 18		7,212		—		—		7,212		7,212		53,000	1.65
Series 19		751,651		—		—		751,651		751,651		77,063	2.23
Series 20		25,613		—		—		25,613		25,613		81,900	2.33
Series 21		18,987		—		—		18,987		18,987		76,600	2.82
Series 22		657,498		—		—		657,498		657,498		77,100	3.11
Series 23		15,246		—		—		15,246		15,246		84,500	3.23
Series Kookmin Credit Card -1		22,146		—		22,146		—		—		—	—
Series Kookmin Credit Card -2		9,990		—		9,990		—		—		—	—

		2,293,608		98,606		48,814		2,146,188		2,146,188

Weighted average exercise price	￦	67,108	￦	40,630	￦	75,058	￦	68,144	￦	68,144

The weighted-average share price for share options exercised for the year ended December 31, 2011, was ￦ 57,960.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The fair value of each option granted is estimated using a Black-Scholes option pricing model based on the assumptions in the table below:

(In Korean won)	Share price		Weighted average exercise price		Expected volatility (%)	Option’s expected life (Years)	Expected dividends		Risk free interest rate (%)	Fair value
Series 15-1 (Directors)	￦	37,200	￦	54,656	12.63	0.11	￦	33	2.78	—
Series 15-2 (Directors)		37,200		46,800	12.63	0.11		33	2.78	—
Series 15-2 (Employees)		37,200		46,800	12.63	0.11		33	2.78	—
Series 17 (Directors)		37,200		49,200	20.97	0.28		86	2.78	11
Series 18 (Employees)		37,200		53,000	23.46	0.32		100	2.78	6
Series 19 (Directors)		37,200		76,726	22.99	0.61		189	2.78	—
Series 19 (Employees)		37,200		77,390	18.90	0.15		47	2.78	—
Series 20 (Employees)		37,200		81,900	21.49	0.25		77	2.78	—
Series 21 (Employees)		37,200		76,600	24.73	0.75		230	2.78	3
Series 22 (Directors)		37,200		77,100	25.85	1.05		323	2.78	12
Series 22 (Employees)		37,200		77,100	26.04	1.03		316	2.78	14
Series 23 (Non-executive directors)		37,200		84,500	27.27	1.11		340	2.78	9

The option’s expected life is separately estimated for employees and directors using actual historical behavior and projected future behavior to reflect the effects of expected early exercise. Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the option. To reflect the changes in exercise price which is indexed to the sum of the major competitors’ total market capitalization, cross volatility is used in calculating the expected volatility.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

30.2.2 Share Grants

The Group changed the scheme of share-based payment from share option to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting year is determined in accordance with achievement of pre-specified targets over the vesting period.

The details of the share grants as of December 31, 2012, are as follows:

(In number of shares)
Share grants	Grant date	Number of granted shares[1]	Vesting conditions
Series 23	2010.07.29	73,650	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Series 24	2010.08.03	25,707	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5,6]
Series 25	2010.08.12	18,472	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Series 27	2010.09.20	6,222	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 28	2010.12.21	50,310	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 29	2010.12.23	5,559	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 31	2011.01.03	16,479	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 32	2011.03.24	7,986	Services fulfillment, Achievements of targets on the basis of non-market performance[4,5]
Series 33	2011.07.07	6,025	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 34	2011.08.10	10,242	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 35	2011.10.12	8,846	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 36	2011.10.18	8,596	Services fulfillment, Achievements of targets on the basis of market and non-market performance [5,7]
Series 37	2011.12.23	68,310	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 38	2012.01.01	171,100	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 39	2012.01.08	120,176	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 40	2012.08.01	8,978	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 41	2012.08.02	36,938	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 42	2012.09.20	8,244	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 43	2012.11.26	13,918	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Grant deferred in 2010	—	10,392	Satisfied
Grant deferred in 2011	—	26,884	Satisfied
Grant deferred in 2012	—	13,547	Satisfied

		716,581

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]

The 40%, 40% and 20% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted relative EPS and qualitative indicators, such as a trend of ROA of last two years, respectively.

[3]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPI, the targeted financial results of the Group and the targeted relative TSR, respectively.

[4]	The number of granted shares to be compensated is not linked to performance, but fixed.
[5]	Certain portion of the granted shares is compensated over a maximum year of three years.
[6]	Fair value of compensation per granted share is confirmed.
[7]	Half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted KPIs.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The details of share grants linked to short-term performance as of December 31, 2012, are as follows:

	Grant date	Number of vested shares [1]	Vesting conditions
Granted shares for 2010	2010.01.01	54,858	Satisfied
Granted shares for 2011	2011.01.01	142,778	Satisfied
Granted shares for 2012	2012.01.01	179,905	Proportion to service year

[1]	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
Series 23	0.53~3.53	2.78	5,713	37,635~40,501
Series 24	0.25~3.00	2.78	—	37,117~40,159
Series 25	0.53~3.53	2.78	5,673	37,635~40,501
Series 27	0.25~3.00	2.78	—	37,117~40,159
Series 28	0.25~3.00	2.78	—	37,117~40,159
Series 29	0.25~3.00	2.78	—	37,117~40,159
Series 31	0.25~3.00	2.78	—	37,117~40,159
Series 32	1.22~4.23	2.78	—	37,451~40,894
Series 33	0.50~4.00	2.78	5,117	37,743~40,925
Series 34	0.61~4.00	2.78	8,454	37,666~40,925
Series 35	1.00~4.00	2.78	10,764	37,616~40,925
Series 36	1.00~4.00	2.78	11,559	37,616~40,925
Series 37	1.00~4.00	2.78	17,351	37,616~40,925
Series 38	1.00~4.00	2.78	17,835	37,616~40,925
Series 39	1.00~4.00	2.78	17,591	37,616~40,925
Series 40	1.58~5.00	2.79	23,052	37,283~41,706
Series 41	1.58~5.00	2.79	23,100	37,396~41,706
Series 42	1.72~5.00	2.79	17,946	37,471~41,706
Series 43	1.90~5.00	2.80	17,739	37,363~41,706
Grant deferred in 2010	0.25~1.00	2.78	—	38,529~39,366
Grant deferred in 2011	0.25~2.00	2.78	—	38,056~39,366
Grant deferred in 2012	0.25~2.00	2.78	—	38,564~39,366

Linked to short-term performance
Share granted in 2010	0.25~1.00	2.78	—	37,117~38,564
Share granted in 2011	0.25~2.00	2.78	—	37,117~39,366
Share granted in 2012	1.00~3.00	2.78	—	38,564~40,159

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price of December 31, 2012, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate.

As of December 31, 2012 and 2011, the accrued expenses related to share-based payments including share options and share grants amounted to ￦ 24,986 million and ￦19,138 million, respectively, and the compensation costs from share options and share grants amounting to ￦ 8,578 million were incurred during the year ended December 31, 2012, and compensation costs amounting to ￦ 10,585 million were reversed for the year ended December 31, 2011. There is no intrinsic value of the vested share options as of December 31, 2012 and 2011, respectively.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

31. Non-operating income and expenses

The details of non-operating income and expenses for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011[1]
Non-operating income
Gains of disposal in property and equipment and assets held for sale	￦	5,986	￦	253
Rent received		8,531		7,523
Others		43,998		50,326

		58,515		58,102

Non-operating expenses
Losses of disposal in property and equipment and assets held for sale		715		1,109
Donation		73,115		72,140
Restoration cost		940		1,999
Others		47,991		28,741

		122,761		103,989

Net non-operating expense	￦	(64,246)	￦	(45,887)

[1]	The amount of ￦ 21 million of profit from discontinued operations for the year ended December 31, 2011, is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

32. Tax expense

Income tax expense for the years ended December 31, 2012 and 2011, consists of:

(In millions of Korean won)	2012		2011

Continued operations
Tax payable
Current tax expense	￦	585,223	￦	659,723
Adjustments recognized in the year for current tax of prior years		11,740		3,713

		596,963		663,436

Changes in deferred income tax assets (liabilities)		(101,649)		(113,948)

Income tax expense of overseas branches		16,527		18,296

Income tax recognized directly in equity
Change in value of available-for-sale financial assets		(64,967)		122,250
Comprehensive income of investment under equity method		8		(18)
Changes for available-for-sale due to spin-off		—		(4,870)
Loss on capital reduction		—		1,796
Other capital changes		—		(180)

		(64,959)		118,978

Consolidated tax effect		(12,184)		(12,003)

Tax expense	￦	434,698	￦	674,759

Discontinued operations
Tax payable
Current tax expense		—	￦	41,304

Changes in deferred income tax assets(liabilities)		—		(2,130)

Tax expense	￦	—	￦	39,174

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2012 and 2011, follows:

(In millions of Korean won)	Proportion (%)	2012		2011

Net profit before income tax		￦	1,850,839	￦	2,601,361

Tax at the applicable tax rate[1]	24.18	￦	447,442	￦	629,529
Non-taxable income	(0.28)		(5,224)		(13,173)
Non-deductible expense	0.58		10,784		13,023
Tax credit and tax exemption	0.00		(66)		(1,899)
Temporary difference for which no deferred tax is recognized	0.10		1,763		(2,567)
Tax rebate for tax of prior years	(1.42)		(26,274)		23,553
Income tax expense of overseas branches	0.89		16,527		18,296
Tax effect of investments in subsidiaries	0.11		1,976		1,527
Effects from change in tax rate	0.00		—		18,399
Consolidated tax effect	(0.66)		(12,184)		(12,003)
Others	0.00		(46)		74

Tax expense	23.49	￦	434,698	￦	674,759

Discontinued operations
Net income before tax	—	￦	—	￦	160,453

Tax expense calculated by applied tax rate[1]	—		—	￦	38,803
Non-deductible expense	—		—		757
Others	—		—		(386)

Tax expense	—	￦	—	￦	39,174

[1]

Applicable income tax rate for ￦ 200 million and below is 11%, for ￦ 200 million to ￦ 20 billion is 22%, and for over ￦ 20 billion is 24.2% as of December 31, 2012. In addition, for ￦ 200 million and below is 11%, and for over ￦ 200 million is 24.2% as of December 31, 2011.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting, as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011

Income tax refund receivable prior to offsetting	￦	(375,269)	￦	(207,490)
Tax payables prior to offsetting[1]		588,635		709,637

Tax payables (receivable) after offsetting		213,367		502,147
Adjustment on consolidated tax payable and others[2]		(12,184)		(12,003)
Payable[3]		(194,052)		(480,061)

Current tax payable	￦	7,131	￦	10,083

[1]

Includes income tax payable of ￦ 7,131 million and ￦ 10,083 million under current tax liabilities as of December 31, 2012 and 2011, respectively, which are not to be offset against income tax refund receivables, such as overseas branches.

[2]	Tax expense reduced due to the introduction consolidated tax return was reclassified as tax benefit.
[3]	The amount of income tax payable by the Bank is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of tax consolidation.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

33. Dividends

The dividend to the shareholders of the parent company in respect of the year ended December 31, 2012, of ￦ 697 per share, amounting to total dividends of ￦ 282,039 million, is to be proposed at the annual general meeting on March 21, 2013. The Group’s consolidated financial statements as of December 31, 2012, do not reflect this dividend payable.

34. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Beginning		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending

Currency translation differences	￦	(1,462)	￦	(25,596)	￦	—	￦	—	￦	(27,058)
Change in value of available-for-sale financial assets		296,098		199,896		73,196		(64,967)		504,223
Change in value of held-to-maturity financial assets		12		—		(4)		—		8
Shares of other comprehensive income of associates		(3,938)		(43,459)		—		8		(47,389)

	￦	290,710	￦	130,841	￦	73,192	￦	(64,959)	￦	429,784

(In millions of Korean won)	2011
	Beginning[1]		Changes except for reclassification		Reclassification to profit or loss		Tax effect		Ending

Currency translation differences	￦	(6,964)	￦	5,502	￦	—	￦	—	￦	(1,462)
Change in value of available-for-sale financial assets		748,677		(81,240)		(488,719)		117,380		296,098
Change in value of held-to-maturity financial assets		16		—		(4)		—		12
Share of other comprehensive income of associates		(4,037)		117		—		(18)		(3,938)

	￦	737,692	￦	(75,621)	￦	(488,723)	￦	117,362	￦	290,710

[1]	The amount of ￦ 17,202 million related to the spin-off of credit card business from the Bank is included.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

35. Trust Accounts

Financial information of the trust accounts the Group manages as of December 31, 2012 and 2011, follows:

(In millions of Korean won)	2012				2011
	Total assets		Operating revenues		Total assets		Operating revenues
Consolidated	￦	27,844	￦	4,325	￦	28,505	￦	4,139
Non-consolidated		22,784,915		1,203,969		20,137,524		895,153

	￦	22,812,759	￦	1,208,294	￦	20,166,029	￦	899,292

[1]

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

Significant transactions between the Group and the trust accounts for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Revenues
Fees and commissions from trust accounts	￦	154,797	￦	145,490
Commissions from early termination in trust accounts		157		226

		154,954		145,716

Expenses
Interest expenses on due to trust accounts		54,911		59,891

Assets
Accrued trust fees		32,037		35,520

Liabilities
Due to trust accounts		2,115,603		1,918,766
Accrued interest on due to trust accounts		4,264		6,204

		2,119,867		1,924,970

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

As of December 31, 2012 and 2011, the carrying amounts of the trust accounts for which the Group guarantees payment of principal are as follows:

(In millions of Korean won)
	2012		2011
Old age pension	￦	4,089	￦	5,267
Personal pension		1,729,349		1,715,696
Pension trust		1,344,484		1,183,155
Retirement trust		25,136		132,823
New personal pension		83,303		82,493
New old age pension		10,283		12,963

	￦	3,196,644	￦	3,132,397

[1]

The carrying amount of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

As of December 31, 2012 and 2011, there is no amount the Group has to pay in relation to the management results of the trust accounts in accordance with the guarantees of payment of principal.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

36. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011

Cash	￦	2,041,022	￦	1,840,826
Checks with other banks		808,460		981,269
Due from Bank of Korea		3,215,181		3,942,158
Due from other financial institutions		3,964,247		1,910,415

		10,028,910		8,674,668

Restricted due from financial institutions		(3,441,218)		(4,008,057)
Due from financial institutions with original maturities over three months		(142,682)		(125,520)

		(3,583,900)		(4,133,577)

	￦	6,445,010	￦	4,541,091

Significant non-cash transactions for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Decrease in loans due to the write-offs	￦	1,645,105	￦	1,751,261
Changes in accumulated other comprehensive income due to valuation of investment securities		208,121		(452,583)
Changes in accumulated other comprehensive income due to investment in associates		(43,451)		99
Decrease in net assets due to spin-off		—		2,111,951

Cash inflow and outflow from income tax, interest and dividends for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	Activities	2012		2011
Income tax paid	Operating Activities	￦	964,347	￦	57,736
Interest received	Operating Activities		12,820,174		12,951,265
Interest paid	Operating Activities		6,614,168		6,282,209
Dividends received	Operating Activities		61,719		57,526
Dividends paid	Financing Activities		657,925		46,331

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

37. Contingent liabilities and commitments

Acceptances and guarantees as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011

Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	￦	546,480	￦	684,445
Bid bond		—		402
Performance bond		—		649
Other acceptances and guarantees		1,017,631		849,536

		1,564,111		1,535,032

Confirmed acceptances and guarantees in foreign currency
Acceptances of letter of credit		204,764		411,145
Letter of guarantees		66,535		57,903
Bid bond		85,228		41,721
Performance bond		529,088		437,046
Refund guarantees		2,172,006		3,025,855
Other acceptances and guarantees		552,015		268,391

		3,609,636		4,242,061

Financial guarantees
Acceptances and guarantees for debentures		—		208
Acceptances and guarantees for mortgage		45,123		57,079
Financial guarantees		—		20,000
Overseas debt guarantees		238,670		244,929
International financing guarantees in foreign currencies		21,422		—

		305,215		322,216

		5,478,962		6,099,309

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		3,326,326		4,023,393
Refund guarantees		918,191		1,672,063

		4,244,517		5,695,456

	￦	9,723,479	￦	11,794,765

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Acceptances and guarantees by counter party as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)
	2012
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)

Corporations	￦	4,237,299	￦	2,450,719	￦	6,688,018	68.78
Small companies		1,185,983		763,254		1,949,237	20.05
Public and others		55,680		1,030,544		1,086,224	11.17

	￦	5,478,962	￦	4,244,517	￦	9,723,479	100.00

(In millions of Korean won)
	2011
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)

Corporations	￦	4,506,750	￦	2,954,567	￦	7,461,317	63.26
Small companies		1,499,262		1,005,318		2,504,580	21.23
Public and others		93,297		1,735,571		1,828,868	15.51

	￦	6,099,309	￦	5,695,456	￦	11,794,765	100.00

Acceptances and guarantees by industry as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)
	2012
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)

Financial institutions	￦	92,037	￦	8,610	￦	100,647	1.04
Manufacturing		3,262,541		2,198,617		5,461,158	56.16
Service		389,830		33,815		423,645	4.35
Wholesale and retail		924,597		725,224		1,649,821	16.97
Construction		754,866		284,448		1,039,314	10.69
Public		20,650		972,777		993,427	10.22
Others		34,441		21,026		55,467	0.57

	￦	5,478,962	￦	4,244,517	￦	9,723,479	100.00

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)
	2011
	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)

Financial institutions	￦	75,048	￦	5,176	￦	80,224	0.68
Manufacturing		4,176,658		2,884,922		7,061,580	59.87
Service		157,312		49,197		206,509	1.75
Wholesale and retail		990,415		858,190		1,848,605	15.67
Construction		595,506		177,030		772,536	6.55
Public		58,129		1,663,052		1,721,181	14.59
Others		46,241		57,889		104,130	0.89

	￦	6,099,309	￦	5,695,456	￦	11,794,765	100.00

Commitments as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)
	2012		2011
Commitments
Corporate loan commitments	￦	41,338,162	￦	36,942,968
Retail loan commitments		14,323,526		14,632,998
Other acceptance and guarantees in won		1,000,000		1,000,000
Other purchase of security investment		1,533,616		1,127,776

		58,195,304		53,703,742

Financial Guarantees
Credit line		1,141,554		471,951
Purchase of security investment		163,500		151,000

		1,305,054		622,951

	￦	59,500,358	￦	54,326,693

Other Matters (including litigation)

a) The Bank has filed 74 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), as the plaintiff, involving aggregate claims of ￦ 804,279 million, and faces 264 lawsuits as the defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦ 327,392 million, which arose in the normal course of the business and are still pending as of December 31, 2012.

Meanwhile, several customers of Kookmin Bank have filed lawsuits against Kookmin Bank claiming a refund of fees for putting up fixed collateral as of December 31, 2012. One lawsuit is on its second trial, while the court ruled in favor of Kookmin Bank on the first trial. The others are still on first trial. A relatively low probability of an outflow of resources is expected in relation to the outcome of the lawsuits.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

b) According to shareholders’ agreement on September 25, 2009, among Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013 to February 24, 2017. However, if the put trigger event defined in the shareholders’ agreement occurs, and consequently, if a put notice is delivered to Kookmin Bank within 60 days from the date when IFC recognizes such event, IFC may also exercise its put option at any time after February 24, 2010.

c) The face values of the securities sold to general customers through tellers’ sale amount to ￦116,633 million and ￦142,145 million as of December 31, 2012 and 2011, respectively.

d) Kookmin Bank underwent a tax investigation by the Seoul Regional Tax Office and in early 2007 was assessed additional corporate tax including local income tax of ￦482,755 million. Kookmin Bank paid this amount to the Tax authorities. Subsequently, Kookmin Bank filed a claim for adjudication in August 2007 for repayment of the amount of ￦482,643 million. Of this amount, ￦117,135 million has been refunded to Kookmin Bank following a successful appeal to the National Tax Tribunal and administrative litigations. Further, a portion of the claim amounting to ￦970 million has been extinguished following litigation. Meanwhile, the claim for a refund of ￦364,538 million, specifically related to the merger of Kookmin Card Co., Ltd. was ruled in favor of Kookmin Bank in an original case on April 1, 2011, and in a second trial at the Seoul High Court on January 12, 2012. The ruling has been appealed by the Tax authorities to the Supreme Court, where it is currently pending third trial as of December 31, 2012.

e) The Bank and KB Kookmin Card Co., Ltd. are jointly liable for the obligation of the Bank before spin-off.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

38. Asset-backed securitization

The Group transferred loans and other financial assets to SPEs, and issued debentures secured by those transferred assets.

The details of borrowings which are secured by loans and other financial assets as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Interest rates (%)	Expiration date	Senior debentures		Underlying assets
					Loans
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.[1]	1.29	2039.12.08	￦	249,668	￦	361,702
KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd.[2]	10.73	2014.06.30		3,258		19,000

Net Senior debentures			￦	252,926	￦	380,702

	2011
(In millions of Korean won)	Interest rates (%)	Expiration date	Senior debentures		Underlying assets
					Loans
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.[1]	2.57	2039.12.08	￦	335,169	￦	434,376
KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd.[2]	5.16	2012.10.09		3,258		19,000

Net Senior debentures			￦	338,427	￦	453,376

[1]	Included in the floating rate debentures in foreign currencies (Note 21).
[2]	Included in the floating rate debentures in Korean won (Note 21).

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

39. The Subsidiaries

The details of subsidiaries as of December 31, 2012, are as follows:

Name of subsidiaries	Ownership interests(%)	Location	Industry
Kookmin Bank Int’l Ltd.(London)	100.00	England	Banking and foreign exchange transaction
Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Banking and foreign exchange transaction
Kookmin Bank Cambodia PLC.	92.44	Cambodia	Banking and foreign exchange transaction
Kookmin Bank (China) Ltd.	100.00	China	Banking and foreign exchange transaction
Principal & interest guaranteed trust[1]	—	Korea	Trust
KB Mortgage Loan First Securitization Specialty Co., Ltd. and 6 others[1]	—	Korea and others	Asset-backed securitization
KB Evergreen Private Securities 26 and 25 others[1]	100.00	Korea	Private equity fund
KB Wise Star Private Real Estate Feeder Fund[1]	86.00	Korea	Investment Trust

[1]	The activities of entities, decision-making powers and benefits and risks are considered when special purpose entities are consolidated.

The condensed financial information of major subsidiaries as of December 31, 2012 and 2011, and for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)
	2012
	Assets		Liabilities		Equity		Operating revenue		Profit for the period
Kookmin Bank Int’l Ltd.(London) [1]	￦	410,137	￦	342,989	￦	67,148	￦	14,623	￦	4,656
Kookmin Bank Hong Kong Ltd. [2]		481,987		358,413		123,574		19,844		8,167
Kookmin Bank Cambodia PLC.[3]		71,495		53,820		17,675		4,804		1,741
Kookmin Bank (China) Ltd. [4]		930,070		518,042		412,028		9,410		1,039

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)
	2011
	Assets		Liabilities		Equity		Operating revenue		Profit for the year
Kookmin Bank Int’l Ltd.(London) [1]	￦	467,066	￦	399,358	￦	67,708	￦	15,489	￦	2,972
Kookmin Bank Hong Kong Ltd. [2]		565,764		443,016		122,748		19,934		6,312
Kookmin Bank Cambodia PLC.[3]		53,240		35,991		17,249		3,323		739

[1]	Kookmin Bank Int’l Ltd.(London)

Kookmin Bank Int’l Ltd.(London) was established in November 1991 and operates its businesses mainly in general banking, trading finance, foreign currency exchange, and derivatives. Its name was changed from Korea Long Term Credit Bank Int’l Ltd. to Kookmin Bank Int’l Ltd.(London) when the Bank merged with Korea Long Term Credit Bank in January 1999. The headquarters are located in London, England. Kookmin Bank Int’l Ltd.(London)’s paid-in capital as of December 31, 2012, is USD 30,392,000.

[2]	Kookmin Bank Hong Kong Ltd.

Kookmin Bank Hong Kong Ltd. was established in July 1995 and operates its businesses in general banking and trading finance. The headquarters are located in Hong Kong. Kookmin Bank Hong Kong Ltd.’s paid-in capital as of December 31, 2012, is USD 20,000,000.

[3]	Kookmin Bank Cambodia PLC.

Kookmin Bank acquired 51% of ownership in Kookmin Bank Cambodia PLC. in May 2009. As of December 31, 2012, Kookmin Bank owns 92.44% through its participation in paid-in capital increase in December 2010 and the additional acquisition of equity interests for a purchase consideration of ￦8,048 million in July 2012. In particular, Kookmin Bank Cambodia PLC. mainly operates lending, borrowing, foreign currency exchange services, and other ordinary banking business. The carrying amount of the non-controlling interests in Kookmin Bank Cambodia PLC on the date of acquisition was ￦ 8,364 million. Kookmin Bank derecognized non-controlling interests of ￦7,013 million and recorded a decrease in equity attributable to owners of the parent of ￦1,035 million. The headquarters are located in Phnom Penh, Cambodia. Kookmin Bank Cambodia PLC.’s paid-in capital as of December 31, 2012, is USD 16,000,000.

[4]	Kookmin Bank (China) Ltd.

Kookmin Bank (China) Ltd. was established in November 19, 2012, and operates its businesses in general banking and trading finance. The Bank established Kookmin Bank (China) Ltd. and Kookmin Bank’s local branches in Beijing, Harbin, Suzhou and Guangzhou in China were incorporated into Kookmin Bank (China) Ltd. at the same time. The Bank has 100% ownership. The headquarters are located in Beijing, China. Kookmin Bank (China) Ltd.’s share capital as of December 31, 2012, is USD 383,874,937.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Special Purpose Company specializing in a business of asset-backed securitization

Special Purpose Company operates issuing and redeeming the asset-backed securities by purchasing, managing, investing and selling of the right to the loans (securitization assets) in accordance with Asset-Backed Securitization Act.

Special purpose entities

Subsidiaries are all entities (including SPEs) over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. However, there are some cases where the Group may still control some entities, mostly SPEs, with less than one half of the voting rights for a single, well-defined, and narrow purpose. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs often are created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the SPE. Frequently, these provisions specify that the policy guiding the ongoing activities of the SPE cannot be modified, other than perhaps by its creator or sponsor.

The Group consolidates an SPE when, in substance, the Group controls the SPE as follows:

(a) In substance, the activities of the SPE are being conducted on behalf of the entity according to its specific business needs so that the Group obtains benefits from the SPE’s operations;

(b) In substance, the Group has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Group has delegated these decision-making powers;

(c) In substance, the Group has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or

(d) In substance, the Group retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The types of SPEs are asset securitization specialty company, project financing companies, private equity funds, partnerships and others and the purpose of business activities of SPEs are the asset-backed securitization, providing lines of credit, granting loans, investing in equity shares, and managing assets.

Changes in subsidiaries

Kookmin Bank (China) Ltd., Yuri Select Private Securities Investment Trust 32 and 33 other private equity funds and KB Wise Star Private Real Estate Feeder Fund No.1 were newly consolidated during the year ended December 31, 2012. Hanwha Private Securities Investment Trust 25 and 29 other private equity funds were excluded from the consolidation due to their liquidation.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

40. Finance/Operating Lease

40.1 Finance lease

The future minimum lease payments arising as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Net Carrying amount of finance lease assets	￦	16,856	￦	18,477
Minimum lease payment
Within 1 year		2,310		754
1-5 years		1,427		637

		3,737		1,391
Present value of minimum lease payment
No later than 1 year		2,163		697
1-5 years		1,386		601

	￦	3,549	￦	1,298

Contingent rent		—		—
Minimum sublease payment		—		—

40.2 Operating lease

Lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2012, and 2011, are as follows:

(In millions of Korean won)	2012		2011
Minimum lease payment
Within 1 year	￦	114,849	￦	100,488
1-5 years		101,091		76,656
Over 5 years		42,816		1,287

		258,756		178,431

Minimum sublease payment		(348)		(389)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The lease payments reflected in profit or loss for the years ended December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012	2011
Lease payment reflected in profit or loss
Minimum lease payment	194,443	183,152
Contingent rent	—	—
Sublease payment	(498)	(176)

	193,945	182,976

Lessor

The future minimum lease income arising from the non-cancellable lease contracts as of December 31, 2012, and 2011, are as follows:

(In millions of Korean won)	2012		2011
Minimum lease payment
Within 1 year	￦	3,085	￦	3,009
1-5 years		728		1,642

		3,813		4,651

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

41. Related Party Transactions

Significant transactions with related parties for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Gain on sale of loans		Interest income and others		Provision (reversal)		Loss on sale of loans		Interest expense and others
Parent
KB Financial Group Inc.	￦	—	￦	1,931	￦	—	￦	—	￦	2,256
Parent’s subsidiaries
KB Investment Co., Ltd.		—		—		—		—		827
KB Data System Co., Ltd.		—		46		—		—		28,980
KB Real Estate Trust Co., Ltd.		—		52		—		—		1,388
KB Life Insurance Co., Ltd.		—		46,735		—		—		17
KB Credit Information Co., Ltd.		—		637		—		—		24,836
KB Asset Management Co., Ltd.		—		210		—		—		4,325
KB Investment and Securities Co., Ltd.		—		10,778		—		—		7,438
KB Kookmin Card Co., Ltd.		—		248,650		—		—		4,836
KB Savings Bank Co., Ltd.		—		410		—		—		12
Associates
KB06-1 Venture Investment Partnership		—		—		—		—		27
KB08-1 Venture Investment Partnership		—		—		—		—		226
KB12-1 Venture Investment Partnership		—		—		—		—		63
Korea Credit Bureau Co., Ltd.		—		3		—		—		143
UAMCO., Ltd.		—		297		(68)		93,266		—
United PF 1st Recovery Private Equity Fund		1,900		500		(7)		—		28
CH Engineering Co., Ltd.		—		—		(106)		—		—
EValley Co., Ltd.		—		—		(77)		—		—
Pyungjeon Co., Ltd.		—		—		343		—		—
Kores Co., Ltd.		—		326		325		—		—
Associates of Parent’s subsidiaries
Joam Housing Development Co., Ltd.		—		—		—		—		1
KB Global Star Game & Apps SPAC.		—		—		—		—		430
Semiland Co., Ltd.		—		17		(4)		—		—
Sehwa Electronics Co., Ltd.		—		35		—		—		153
Serit Platform Co., Ltd.		—		105		4		—		—
DSplant Co., Ltd.		—		167		(3)		—		3
Key management		—		262		(1)		—		155
Other
Retirement pension		—		415		—		—		1,699

	￦	1,900	￦	311,576	￦	406	￦	93,266	￦	77,843

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)	2011
	Gain on sale of loans		Interest income and others		Provision (reversal)		Loss on sale of loans		Interest expense and others
Parent
KB Financial Group Inc.	￦	—	￦	2,584	￦	—	￦	—	￦	16,889
Parent’s subsidiaries
KB Investment Co., Ltd.		—		9		4		—		1,508
KB Data System Co., Ltd.		—		216		—		—		31,801
KB Real Estate Trust Co., Ltd.		—		75		—		—		525
KB Life Insurance Co., Ltd.		—		43,156		—		—		9
KB Credit Information Co., Ltd.		—		596		—		—		27,664
KB Asset Management Co., Ltd.		—		356		—		—		3,410
KB Investment and Securities Co., Ltd.		—		5,708		—		—		5,931
KB Kookmin Card Co., Ltd.		—		240,159		—		—		14,088
Powernet Technologies Co., Ltd.		—		—		—		—		119
Associates
KB06-1 Venture Investment Partnership		—		—		—		—		65
KB08-1 Venture Investment Partnership		—		—		—		—		179
Korea Credit Bureau Co., Ltd.		—		—		—		—		168
UAMCO., Ltd.		13,455		1,196		(3)		40,879		3
United PF 1st Recovery Private Equity Fund		30,722		—		—		—		—
JSC Bank CenterCredit		—		—		—		—		218
Associates of Parent’s subsidiaries
KB Global Star Game & Apps SPAC.		—		—		—		—		36
Semiland Co., Ltd.		—		17		(3)		—		1
Powerrex corporation Co., Ltd.		—		74		(104)		—		1
Sehwa Electronics Co., Ltd.		—		21		—		—		19
Serit Platform Co., Ltd.		—		85		26		—		—
DSplant Co., Ltd.		—		229		—		—		—
Key management		—		335		(1)		—		193
Other
Retirement pension		—		199		—		—		898

	￦	44,177	￦	295,015	￦	(81)	￦	40,879	￦	103,725

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The details of receivables and payables, and related allowances for loan losses arising from the related party transactions as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Receivables		Allowances for loan losses		Payables

Parent
KB Financial Group Inc.	￦	—	￦	—	￦	335,710
Parent’s subsidiaries
KB Investment Co., Ltd.		—		—		15,898
KB Data System Co., Ltd.		6,725		—		19,206
KB Real Estate Trust Co., Ltd.		—		—		7,019
KB Life Insurance Co., Ltd.		1,306		—		7,072
KB Credit Information Co., Ltd.		—		—		16,121
KB Asset Management Co., Ltd.		53		—		10,599
KB Investment and Securities Co., Ltd.		9,829		—		317,211
KB Kookmin Card Co., Ltd.		24,852		—		119,582
Powernet Technologies Co., Ltd.		—		—		17
Associates
KB08-1 Venture Investment Partnership		—		—		10,224
KB12-1 Venture Investment Partnership		—		—		13,926
Korea Credit Bureau Co., Ltd.		—		—		18,049
UAMCO., Ltd.		—		—		198
United PF 1st Recovery Private Equity Fund		2,809		5		161
Pyungjeon Co., Ltd.		2,125		1,055		1
Kores Co., LTD.		7,854		3,872		3
Associates of Parent’s subsidiaries
Joam Housing Development Co., Ltd.		—		—		236
KB Global Star Game & Apps SPAC		—		—		899
Semiland Co.		—		—		4
Sehwa Electronics Co., Ltd.		—		—		165
Serit Platform Co., Ltd.		769		80		48
DSplant Co., Ltd.		3,264		12		50
Key management		5,537		21		8,620
Other
Retirement pension		195		—		51,417

	￦	65,318	￦	5,045	￦	952,436

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)	2011
	Receivables		Allowances for loan losses		Payables
Parent
KB Financial Group Inc.	￦	—	￦	—	￦	548,861
Parent’s subsidiaries
KB Investment Co., Ltd.		—		—		33,849
KB Data System Co., Ltd.		3,010		—		18,130
KB Real Estate Trust Co., Ltd.		—		—		3,100
KB Life Insurance Co., Ltd.		3,209		—		2,057
KB Credit Information Co., Ltd.		—		—		14,658
KB Asset Management Co., Ltd.		63		—		80,984
KB Investment and Securities Co., Ltd.		2,481		—		296,356
KB Kookmin Card Co., Ltd.		28,235		—		493,309
Associates
KB06-1 Venture Investment Partnership		—		—		4,009
KB08-1 Venture Investment Partnership		—		—		10,468
Korea Credit Bureau Co., Ltd.		—		—		12,575
UAMCO., Ltd.		38,745		68		146
United PF 1st Recovery Private Equity Fund		6,761		12		154
JSC Bank CenterCredit		—		—		23,066
Associates of Parent’s subsidiaries
Joam Housing Development Co., Ltd.		—		—		58
KB Global Star Game & Apps SPAC		—		—		21,766
Semiland Co., Ltd.		151		4		114
Powerrex corporation Co., Ltd.		—		—		10
Sehwa Electronics Co., Ltd.		38		—		649
Serit Platform Co., Ltd.		768		76		17
DSplant Co., Ltd.		2,307		15		97
Key management		7,247		32		5,344
Other
Retirement pension		225		—		37,226

	￦	93,240	￦	207	￦	1,607,003

In accordance with K-IFRS 1024, the Group includes parent, parent’s subsidiaries and associates, associates, key management (including family members), and post-employment benefit plans of the Group in the scope of its related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the financial statements. Refer to Note 13 for details on investments in associates.

Key management includes the directors of the parent company and the directors (vice-presidents and above) of the Bank and companies where the directors and their close family members have the power to influence the decision-making process. The Group recognized receivables amounting to ￦ 7,247 million and related allowances for loan losses amounting to ￦ 32 million as of December 31, 2011, from transactions with key management. Of those amounts, receivables amounting to ￦ 1,416 million, as of December 31, 2011, and related allowances for loan losses amounting to ￦ 21 million were from transactions with companies where key management has the power to influence the decision-making process.

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

Commitments to related parties as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)		2012		2011

UAMCO., Ltd.	Loan commitment in won	￦	127,800	￦	89,077
	Commitments on purchase of security investment		89,950		89,950
KB Kookmin Card Co., Ltd.	Loan commitment in won		520,000		530,000
	Other Commitment in won		1,000,000		1,000,000
United PF 1st Recovery Private Equity Fund	Loan commitment in won		106,395		102,443
	Commitments on purchase of security investment		49,383		—
KB Investment and Securities Co., Ltd.	Loan commitment in won		47,500		47,500
Sehwa Electronics Co., Ltd. and others	Loan commitment		2,899		2,891
	Other commitment	￦	88,151	￦	17,245

Compensation to key management year for the year ended December 31, 2012, consists of:

(In millions of Korean won)	2012
	Short-term employee benefits		Post- employment benefit		Share-based payments		Total
Registered directors (executive)	￦	1,636	￦	91	￦	1,624	￦	3,351
Registered directors (non-executive)		333		—		—		333
Non-registered directors		3,122		246		1,984		5,352

	￦	5,091	￦	337	￦	3,608	￦	9,036

Compensation to key management for the year ended December 31, 2011, consisted of:

(In millions of Korean won)	2011
	Short-term employee benefits		Post- employment benefit		Share-based payments		Total
Registered directors (executive)	￦	1,694	￦	98	￦	718	￦	2,510
Registered directors (non-executive)		352		—		—		352
Non-registered directors		2,743		198		194		3,135

	￦	4,789	￦	296	￦	912	￦	5,997

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

42. Discontinued Operations

With the approval of the Board of Directors on September 28, 2010, the Bank spun off its credit card business segment into KB Kookmin Card Co., Ltd. on February 28, 2011, for the specialization of credit card business and for the competitiveness in its non-banking operations. And KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc. The shareholder of the Bank received 100% of newly issued shares of the credit card company in proportion to its ownership in the Bank as of the spin-off date. The business segments of the Bank, other than credit card operation segment, continue to exist after the spin-off. The Bank and the newly established credit card company are both responsible for the liabilities that arose from the conditions existing before the spin-off date.

In addition, assets and liabilities that directly or indirectly owned by the credit card company before the spin-off were transferred to the new company as a separate entity. Particularly, the non-identifiable assets and liabilities subjected to transfer will be decided based on the reasonable basis of the spin-off policy. The properties which were transferred were determined by the list of properties transferred and the spin-off statement of financial position as of February 28, 2011.

Profit from discontinued operations for the year ended December 31, 2011, is as follows:

(In millions of Korean won)	2011
Net interest income	￦	136,834
Net fee and commission income		94,229
Other operating profit		(16,463)
General and administrative expenses
Employee compensation and benefits		(13,382)
Other general and administrative expenses		(29,335)

Operating profit before provision for credit losses		171,883
Provision for credit losses		(11,451)

Operating profit		160,432
Other non-operating profit		21

Profit before tax from discontinued operations		160,453
Income tax expense		(39,174)

Profit from discontinued operations		121,279

Total comprehensive income for the year from discontinued operations	￦	121,279

Cash flows from discontinued operations for the year ended December 31, 2011, are as follows:

(In millions of Korean won)	2011
Cash flows from operating activities	￦	859,687
Cash flows from investing activities		(8,082)
Cash flows from financing activities		(863,940)

Kookmin Bank and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2012 and 2011

The details of assets and liabilities transferred to KB Kookmin Card Co., Ltd. as of December 31, 2011, are as follows:

(In millions of Korean won)	2011
Assets
Cash and due from financial institutions	￦	349,471
Loans		11,654,158
Financial investments		26,712
Property and equipment		91,151
Intangible assets		27,836
Deferred income tax assets		77,938
Other assets		161,851

	￦	12,389,117

Liabilities
Debentures	￦	8,730,447
Provisions		161,724
Other liabilities		1,035,501

	￦	9,927,672

Accumulated other comprehensive income relating to assets held for sale	￦	17,202

43. Approval of Issuance of the Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2012, was approved by the Board of Directors in February 27, 2013.

Exhibit 99.2

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Financial Statements

December 31, 2012 and 2011

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Index

December 31, 2012 and 2011

Report of Independent Auditors

To the Shareholder and Board of Directors of Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

We have audited the accompanying the separate statements of financial position of Kookmin Bank (the Bank) as of December 31, 2012 and 2011, and the related the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, expressed in Korean won. These financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the separate financial statements, referred to above, present fairly, in all material respects, the financial position of the Bank as of December 31, 2012 and 2011, and their financial performance and cash flows for the years then ended, in conformity with International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”).

1

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report is for use by those who are informed about Korean auditing standards and their application in practice.

Seoul, Korea

March 8, 2013

This report is effective as of March 8, 2013, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Financial Position

December 31, 2012 and 2011

(In millions of Korean won)	Notes	2012		2011
Assets
Cash and due from financial institutions	4, 6, 7, 36	￦	9,439,053	￦	8,610,497
Financial assets at fair value through profit or loss	4, 6, 12		1,687,587		2,371,583
Derivative financial assets	4, 6, 9		2,001,144		2,247,152
Loans	4, 6, 10, 11, 40		198,422,569		199,280,046
Financial investments	4, 6, 8, 12		34,091,416		33,272,763
Investments in associates and subsidiaries	13, 38, 40		1,462,531		956,510
Property and equipment	14		2,933,985		2,999,764
Investment property	14		92,204		90,911
Intangible assets	15		255,471		307,639
Assets held for sale	18		5,269		9,931
Other assets	4, 6, 17		8,163,787		7,581,829

Total assets		￦	258,555,016	￦	257,728,625

Liabilities
Financial liabilities at fair value through profit and loss	4, 6	￦	39,879	￦	28,761
Derivative financial liabilities	4, 6, 9		2,022,451		1,836,441
Deposits	4, 6, 19		195,339,216		192,496,427
Debts	4, 6, 20		14,829,349		14,849,430
Debentures	4, 6, 21		15,595,670		18,553,045
Provisions	22		536,838		618,376
Defined benefit liabilities	23		63,216		115,427
Current income tax liabilities	32		4,788		8,941
Deferred income tax liabilities	16, 32		166,152		270,582
Other liabilities	4, 6, 24, 30		10,079,923		9,942,797

Total liabilities			238,677,482		238,720,227

Equity	25
Capital stock			2,021,896		2,021,896
Capital surplus			5,220,031		4,285,131
Accumulated other comprehensive income	34		568,965		341,493
Retained earnings	25, 33		12,066,642		12,359,878
(Provision of regulatory reserve for credit losses Dec. 31, 2012 : ￦1,529,975 million Dec. 31, 2011 : nil)
(Amounts estimated to be appropriated Dec. 31, 2012 : ￦43,769 million Dec. 31, 2011 : ￦1,529,975 million)

Total equity			19,877,534		19,008,398

Total liabilities and equity		￦	258,555,016	￦	257,728,625

The accompanying notes are an integral part of these separate financial statements.

3

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Comprehensive Income

Years ended December 31, 2012 and 2011

(In millions of Korean won)	Notes	2012		2011
Continuing operations
Interest income		￦	12,428,446	￦	12,331,785
Interest expense			(6,569,177)		(6,331,184)

Net interest income	5,26		5,859,269		6,000,601

Fee and commission income			1,456,290		1,559,387
Fee and commission expense			(179,570)		(174,441)

Net fee and commission income	5,27		1,276,720		1,384,946

Net gains on financial assets/liabilities at fair value through profit and loss	5,28		521,388		937,953

Net other operating expenses	5,29		(1,207,362)		(1,050,989)

General and administrative expenses	5,14,15,23,30,39		(3,287,300)		(3,364,639)

Operating profit before provision for credit losses			3,162,715		3,907,872

Provision for credit losses	5,11,17,22		(1,297,289)		(1,292,185)

Operating profit			1,865,426		2,615,687
Net non-operating income (expense)	31, 39		(146,363)		(59,941)

Profit before income tax expenses	5		1,719,063		2,555,746
Income tax expenses	32		(419,474)		(668,446)

Profit from continuing operations for the year			1,299,589		1,887,300
Discontinued operations	41
Profit from discontinued operations			—		121,279

Profit for the year			1,299,589		2,008,579

(Adjustment in profit of reserve for credit losses Dec. 31, 2012 : ￦1,255,820 million Dec. 31, 2011 : ￦1,765,953 million)	25
Exchange differences on translating foreign operations			(3,319)		2,855
Valuation gains (losses) on financial investments			230,791		(426,379)

Other comprehensive income (loss) for the year, net of tax	34		227,472		(423,524)

Total comprehensive income for the year		￦	1,527,061	￦	1,585,055

The accompanying notes are an integral part of these separate financial statements.

4

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Changes in Equity

Years ended December 31, 2012 and 2011

(In millions of Korean won)	Capital Stock		Hybrid capital instruments		Capital Surplus		Accumulated Other Comprehensive Income (loss)		Retained Earnings		Total Equity
Balance at January 1, 2011	￦	2,481,896	￦	1,000,000	￦	6,267,577	￦	765,017	￦	10,397,450	￦	20,911,940

Comprehensive income
Profit for the year		—		—		—		—		2,008,579		2,008,579
Losses on valuation of financial investments		—		—		—		(409,177)		—		(409,177)
Currency translation differences		—		—		—		2,855		—		2,855

Total comprehensive income(loss)		—		—		—		(406,322)		2,008,579		1,602,257

Transactions with shareholder
Hybrid capital instruments		—		(1,000,000)		—		—		—		(1,000,000)
Interest from hybrid capital instruments (Dividends)		—		—		—		—		(46,151)		(46,151)

Total transactions with shareholder		—		(1,000,000)		—		—		(46,151)		(1,046,151)

Changes due to spin-off
Decrease in capital stock		(460,000)		—		—		—		—		(460,000)
Decrease in additional paid-in capital		—		—		(1,047,546)		—		—		(1,047,546)
Decrease in accumulated other comprehensive income		—		—		—		(17,202)		—		(17,202)
Loss on capital reduction		—		—		(934,900)		—		—		(934,900)

Total changes due to spin-off		(460,000)		—		(1,982,446)		(17,202)		—		(2,459,648)

Balance at December 31, 2011	￦	2,021,896	￦	—	￦	4,285,131	￦	341,493	￦	12,359,878	￦	19,008,398

Balance at January 1, 2012	￦	2,021,896	￦	—	￦	4,285,131	￦	341,493	￦	12,359,878	￦	19,008,398

Comprehensive income
Profit for the year		—		—		—		—		1,299,589		1,299,589
Gains on valuation of financial investments		—		—		—		230,791		—		230,791
Currency translation differences		—		—		—		(3,319)		—		(3,319)

Total comprehensive income		—		—		—		227,472		1,299,589		1,527,061

Transactions with shareholder
Dividends		—		—		—		—		(657,925)		(657,925)
Loss on capital reduction		—		—		934,900		—		(934,900)		—

Total transactions with shareholder		—		—		934,900		—		(1,592,825)		(657,925)

Balance at December 31, 2012	￦	2,021,896	￦	—	￦	5,220,031	￦	568,965	￦	12,066,642	￦	19,877,534

The accompanying notes are an integral part of these separate financial statements.

5

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Cash Flows

Years ended December 31, 2012 and 2011

(in millions of Korean won)	Notes	2012		2011
Cash flows from operating activities
Profit for the year		￦	1,299,589	￦	2,008,579

Adjustment for non-cash items
Net gains on financial assets/liabilities at fair value through profit or loss			(192,561)		(406,388)
Losses(gains) on derivative financial investments for hedging purposes			14,654		(111,985)
Adjustment of fair value of derivative financial instruments			42		211,890
Provision for credit loss			1,297,289		1,303,636
Net losses(gains) on financial investments			131,810		(365,784)
Net losses on subsidiaries and associates			84,931		21,359
Depreciation and amortization expense			270,434		295,013
Other net losses on property and equipment/intangible assets			1,793		7,967
Share-based payment(reversal)			8,578		(10,585)
Changes in provision for accrued severance benefits			187,351		187,326
Net interest income			230,366		75,726
Gains(losses) on foreign currency translation			(134,470)		171,570
Other incomes(expenses)			(13,819)		111,070

			1,886,398		1,490,815

Changes in operating assets and liabilities
Financial asset at fair value through profit or loss			684,811		(1,406,552)
Derivative financial assets			247,544		491,606
Loans			(925,213)		(16,301,176)
Other assets			144,813		(617,184)
Financial liabilities at fair value through profit or loss			10,950		13,045
Deposits			3,188,655		10,236,590
Deferred income tax liabilities			(178,116)		(390,508)
Other liabilities			(49,092)		(70,791)

			3,124,352		(8,044,970)

Net cash generated from (used in) operating activities			6,310,339		(4,545,576)

Cash flows from investing activities
Net cash flows from derivative financial instrument for hedging purposes			—		3,045
Decrease in financial investments			22,075,689		23,972,589
Increase in financial investments			(22,812,590)		(20,166,958)
Decrease in investments in associates			16,807		5,000
Increase in investments in associates			(164,293)		(168,073)
Disposal of property and equipment			9,873		703
Acquisition of property and equipment			(122,689)		(180,725)
Disposal of intangible assets			1,802		7,440
Acquisition of intangible assets			(46,249)		(62,322)
Others			(885,991)		285,089
Net cash flows from spinning-off of business segment			—		(349,471)

Net cash provided by (used in) investing activities			(1,927,641)		3,346,317

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			48,924		20,584
Increase in debts			296,995		3,815,471
Increase in debentures			5,917,067		6,352,374
Decrease in debentures			(8,742,610)		(6,658,693)
Redemption of hybrid capital instruments			—		(1,000,000)
Payment of dividends			(657,925)		(46,331)
Others			142,817		68,508

Net cash provided by (used in) financing activities			(2,994,732)		2,551,913

Exchange gain on cash and cash equivalents			24,379		32,977

Net increase in cash and cash equivalents			1,412,345		1,385,631
Cash and cash equivalents at the beginning of the year	36		4,493,577		3,107,946

Cash and cash equivalents at the end of the year	36	￦	5,905,922	￦	4,493,577

The accompanying notes are an integral part of these separate financial statements.

6

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

1. The Bank

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Also, pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX,” formerly Korea Stock Exchange) in September 1994. As a result of the merger with H&CB, the shareholders of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2012, the Bank’s paid-in capital is ￦ 2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, and other relevant businesses. As of December 31, 2012, the Bank operates 1,193 domestic branches and offices, and five overseas branches (excluding four subsidiaries and three offices).

7

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

2. Basis of Preparation

2.1 Application of K-IFRS

The Bank’s financial statements for the annual period beginning on January 1, 2011, have been prepared in accordance with Korean-IFRS(“K-IFRS”). The transition date, according to K-IFRS 1101, from the previous accounting principles generally accepted in the Republic of Korea (“Previous K-GAAP”) to K-IFRS is January 1, 2010. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Bank has prepared separate financial statements in accordance with K-IFRS1027, Consolidated and Separate Financial Statements.

New standards, amendments and interpretations issued but not effective for the financial year beginning January 1, 2012, and not early adopted by the Bank are as follows:

Amendments to K-IFRS 1019, Employee Benefits

According to the amendments to K-IFRS 1019, the corridor approach for actuarial gains and losses is not allowed anymore, Accordingly, the actuarial gains and losses is recognized in other comprehensive income immediately. Past service costs incurred under changes of plans are recognized immediately, and the amendment replaces the interest cost on the defined benefit obligation, and the expected return on plan assets with a net interest cost based on the net defined benefit asset or liability. This amendment is effective for the Bank as of January 1, 2013. The Bank is assessing the impact of application of the amended K-IFRS 1019 on its separate financial statements.

Enactment of K-IFRS 1113, Fair value measurement

K-IFRS 1113 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across K-IFRS. K-IFRS 1113 does not extend the use of fair value accounting but provides guidance on how it should be applied where its use is already required or permitted by other standards within K-IFRS. K-IFRS 1113 is effective for the Bank as of January 1, 2013. The Bank expects that the enactment would not have a material impact on the separate financial statements of the Bank.

8

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Amendment of K-IFRS 1001, Presentation of Financial Statements

K-IFRS 1001, Presentation of Financial Statements, was amended to require other comprehensive income items to be presented into two groups on the basis of whether they are potentially reclassifiable to profit or loss subsequently. This is effective for annual periods beginning on or after July 1, 2012, with early adoption permitted. The Bank expects that the application of this amendment would not have a material impact on its consolidated financial statements.

Enactment of K-IFRS 1110, Consolidated Financial Statements

K-IFRS 1110, Consolidated Financial Statements, builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in the consolidated financial statements of the parent company. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The enactment will be effective for annual periods beginning on or after January 1, 2013, and the Bank is reviewing the impact of the enactment of K-IFRS 1110.

Enactment of K-IFRS 1111, Joint Arrangements

K-IFRS1111, Joint Arrangements, aims to reflect the substance of joint arrangements by focusing on the contractual rights and obligations that each party to the arrangement has rather than its legal form. Joint arrangements are classified as either joint operations or joint ventures. A joint operation is when joint operators have rights to the assets and obligations for the liabilities, and account for the assets, liabilities, revenues and expenses, while parties to the joint venture have rights to the net assets of the arrangement and account for their interest in the joint venture using the equity method. The enactment will be effective for annual periods beginning on or after January 1, 2013, and the Bank is reviewing the impact of the enactment of K-IFRS 1111.

Enactment of K-IFRS 1112, Disclosures of Interests in Other Entities

K-IFRS 1112, Disclosures of Interests in Other Entities, provides the disclosure requirements for all forms of interests in other entities, including a subsidiary, a joint arrangement, an associate, a consolidated structured entity and an unconsolidated structured entity. This amendment will be effective for annual periods beginning on or after January 1, 2013, and the Bank is reviewing the impact of the amended K-IFRS 1112.

9

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Bank are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The separate financial statements are presented in Korean won, which is the parent company’s functional and presentation currency. Refer to Notes 3.2.1 and 3.2.2.

2.4 Significant Estimates and Judgment

The preparation of separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the separate financial statements are as follows:

2.4.1 Deferred income taxes

The recognition of a deferred tax asset relies on an assessment of the probability and sufficiency of future taxable profits, future reversals of existing taxable temporary differences and ongoing tax planning strategies.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors and assumptions in price determination and other risks.

10

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

As described in the significant accounting policies in Note 3.3, ‘Recognition and Measurement of Financial Instruments’, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Provisions for credit losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Bank determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for allowances on individual loans and collectively assessing allowances for Banks of loans, guarantees and unused loan commitments.

2.4.4 Defined benefit obligation

The present value of defined benefit obligations is measured by independent actuaries using the Projected Unit Credit Method. It incorporates actuarial assumptions and variables such as future increases in salaries, rate of retirement, discount rate, amongst others.

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Investments in Subsidiaries and Associates

Investments in subsidiaries and associates are accounted at cost method in accordance with K-IFRS1027. Beneficiary certificates in private equity fund which is consolidated is classified as available-for-sale financial assets and accounted at fair value method in accordance with K-IFRS 1039.

The Bank determines at each reporting date whether there is any objective evidence that the investments in the associates and subsidiaries are impaired. If this is the case, the Bank calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘share of profit or loss of associates and subsidiaries’ in the statements of comprehensive income.

11

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

3.2 Foreign Currency

3.2.1 Foreign currency transactions and balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

3.2.2 Foreign Operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Bank’s presentation currency, are translated into the Bank’s presentation currency using the following procedures:

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the date of that statement of financial position. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Bank recognizes a financial asset or a financial liability in its statement of financial position when, the Bank becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

12

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The Bank classifies financial assets as financial assets at fair value through profit or loss, held-to-maturity investments, available-for-sale financial assets, or loans and receivables. The Bank classifies financial liabilities as financial liabilities at fair value through profit or loss or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received).

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Bank primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

13

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The Bank uses valuation models that are commonly used by market participants and customized for the Bank to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Bank uses internally developed models, which are usually based on valuation methods and techniques generally recognized as standard within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Bank’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. These factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with accepted economic methodologies for pricing financial instruments. Periodically, the Bank calibrates the valuation technique and tests it for validity using prices from observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Bank derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred. If the Bank neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Bank continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

14

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Bank currently has a legally enforceable right to set off the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.4 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

This category comprises two sub-categories: financial assets classified as held for trading, and financial assets designated by the Bank as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Bank may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•

It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•

A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Bank’s key management personnel.

•

A contract contains one or more embedded derivatives; the Bank may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by K-IFRS 1039, Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

15

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to current profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

However, interest revenue measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Bank’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and receivables

Non-derivative financial assets which meet the following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Bank does not intend to sell immediately or in the near term.

•	Those that the Bank, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

16

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

3.6 Impairment of financial assets

The Bank assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will enter bankruptcy or other financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•

Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as an available-for-sale financial asset includes a significant or prolonged decline in the fair value below its cost. The Bank considers the decline in the fair value of over 30% against the original cost as a “significant decline”. A decline is considered as prolonged if the period, in which the fair value of the financial asset has been below its original cost at initial recognition, is same as or more than six months.

If there is objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans and receivables

If there is objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

17

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The Bank first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment), and individually or collectively for financial assets that are not individually significant. If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written-off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses.

18

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

3.6.3 Held-to-maturity financial assets

If there is objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit or loss as part of other operating income and expenses. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount.

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to but not exceeding the extent of amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

3.7 Derivative Financial Instruments

The Bank enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, among others. These derivative financial instruments are presented as derivative financial instruments within the financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Bank designates certain derivatives as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge).

At the inception of the hedge there is formal designation and documentation of the hedging relationship and the Bank’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

19

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

3.7.2 Fair value hedges

If derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Bank revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.4 Day one gain and loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of the financial instrument is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and Equipment

3.8.1 Recognition and measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

20

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When a part of an item of an asset has a different useful life from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Bank will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation methods and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9 Investment properties

3.9.1 Recognition and Measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value.

21

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The depreciation method and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	5~10 years
Software	Straight-line	4 years
Others	Straight-line	4~30 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Bank carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life should be accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill in the Bank’s opening K-IFRS statement of financial position is stated at its carrying amount prior to the date of transition under the previous K-GAAP.

Goodwill acquired in business combinations after the transition date is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

22

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Leases

3.11.1 Finance lease(the Bank as lessee)

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Bank recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Bank adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

23

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

3.11.2 Operating lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Leases in the financial statements of lessees

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

Leases in the financial statements of lessors

Lease income from operating leases is recognized in income on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by the lessors in negotiating and arranging an operating lease is added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

3.12 Impairment of non-financial assets

The Bank assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Bank estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Bank tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Bank determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

24

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

If, and only if, the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Bank assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.13 Non-current assets held for sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable K-IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.14 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

25

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

3.15 Provisions

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Bank has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.16 Financial guarantee contracts

A financial guarantee contract is a contract that requires the issuer (the Bank) to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with K-IFRS 1037, Provisions, Contingent Liabilities and Contingent Assets, and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with K-IFRS 1018, Revenue.

3.17 Equity instrument issued by the Bank

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.17.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

26

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

3.17.2 Hybrid capital instruments

The Bank classifies an issued financial instrument, or its component parts, on initial recognition as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument. Hybrid capital instruments where the Bank has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as equity instruments and presented in equity.

3.17.3 Treasury shares

If entities of the Bank reacquire the Bank’s equity instruments, those instruments (‘treasury shares’) are deducted from equity. No gains or losses are recognized in profit or loss on the purchase, sale, issue or cancellation of its own equity instruments.

3.18 Revenue recognition

3.18.1 Interest income and expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Bank estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Bank uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.18.2 Fee and commission income

The Bank recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

27

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on the allotment of shares to a client is recognized as revenue when the shares have been allotted and placement fees for arranging a loan between a borrower and an investor is recognized as revenue when the loan has been arranged.

A syndication fee received by the Bank that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.18.3 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

3.19 Employee compensation and benefits

3.19.1 Post-employment benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in profit or loss.

28

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of any cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost arises when the Bank introduces a defined benefit plan that attributes to past service or changes the benefits payable for past service under an existing defined benefit plan. Such past service cost is recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, past service cost is recognized immediately.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.19.2 Short-term employee benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Bank has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.19.3 Share-based payment

The Bank operates share-based payment arrangements granting awards to directors and employees of the Bank. The Bank has a choice of whether to settle the awards in cash or by issuing equity instruments for a share-based payment transaction at the date of settlement.

For a share-based payment transaction in which the terms of the arrangement provide the Bank with the choice of whether to settle in cash or by issuing equity instruments, the Bank determines that it has a present obligation to settle in cash because the Bank has a past practice and a stated policy of settling in cash. Therefore, the Bank accounts for the transaction in accordance with the requirements of cash-settled share-based payment transactions.

29

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The Bank measures the services acquired and the liability incurred at fair value. Until the liability is settled, the Bank remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

3.19.4 Termination benefits

Termination benefits are employee benefits payable as a result of either the Bank’s decision to terminate an employee’s employment before the normal retirement date or an employee’s decision to accept voluntary redundancy in exchange for those benefits. The Bank recognizes termination benefits as a liability and an expense when, and only when, the Bank is demonstrably committed to either terminate the employment of an employee or group of employees before the normal retirement date or provide termination benefits as a result of an offer made in order to encourage voluntary redundancy. The Bank is demonstrably committed to a termination when, and only when, the Bank has a detailed formal plan for the termination and is without realistic possibility of withdrawal. Where termination benefits fall due more than 12 months after the end of the reporting period, they are discounted using the appropriate discount rate.

3.19.5 Reclassifications

As discussed in Note30, Employee benefits for the year ended December 31, 2011, were reclassified to conform with the December 31, 2012 financial statement presentation. These reclassifications have no impact on the previously reported profit for the year or equity.

3.20 Income tax expenses

Income tax expense (tax income) comprises current tax expense (current tax income) and deferred income tax expense (deferred income tax income). Current and deferred income tax are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.20.1 Current income tax

Current income tax is the amount of income taxes payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (tax loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

30

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The Bank offsets current income tax assets and current income tax liabilities if, and only if, the Bank (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.20.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Bank reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Bank offsets deferred income tax assets and deferred income tax liabilities when the Bank has a legally enforceable right to set off current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.20.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Bank which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Bank, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Bank recognizes its uncertain tax positions in the financial statements based on the guidance in K-IFRS 1037. A liability related to an uncertain tax position is recognized as the best estimate of expenditure if the uncertain tax position is probable of resulting in additional payment to the tax authorities. Meanwhile, assets related to uncertain tax positions, caused by a claim for rectification or an appeal for refund claimed from the tax authorities related to additional assessments, are treated as contingent assets under K-IFRS 1037. Therefore, tax expenses are recognized in the financial statements when the uncertain tax position is probable of resulting in additional payment to the tax authorities while tax benefits are recognized only when the tax refund is virtually certain.

31

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The Bank classifies interest and penalties related to uncertain tax positions as a component of income tax expense.

3.21 Transactions with the Trust Accounts

Under the Financial Investment Services and Capital Markets Act, the Bank recognizes trust accounts (“the Trust Accounts”) as separate. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Bank’s banking accounts earn trust fees from the trust accounts for its management of trust assets and operations. The reserves for future losses are set up in the trust accounts for losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves for future losses, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.22 Operating Segments

Operating segments are components of the Bank about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes the items which are directly attributable and reasonably allocated to the segment.

32

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

4. Financial risk management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Bank is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

The note regarding financial risk management provides information about the risks that the Bank is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital adequacy. Additional quantitative information is disclosed throughout the separate financial statements.

The Bank’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other related subsidiaries, and the preemptive response to risk due to rapid changes in the financial environment to support the Bank’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Bank’s key risks. These risks are measured in Economic Capital or Value at Risk (VaR) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Bank’s target risk appetite, approves significant risk matters and reviews the level of risks that the Bank is exposed to and the appropriateness of the Bank’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and discusses the detailed issues relating to the Bank’s risk management.

Risk Management Group

The Risk Management Group is responsible for monitoring and managing the Group’s economic capital limit and managing specific policies, procedures and work processes relating to the Group’s risk management.

33

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Bank measures expected losses and economic capital on assets that are subject to credit risk management whether on- or off- balance items and uses expected losses and economic capital as a management indicator. The Bank manages credit risk by allocating credit risk economic capital limits.

In addition, the Bank controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Bank has organized a credit risk management team that focuses on credit risk management in accordance with the Bank’s credit risk management policy. Its loan analysis department which is independent from the sales department is responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. The Bank’s risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk economic capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

34

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

4.2.3 Maximum exposure to credit risk

The Bank’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Financial assets
Due from financial institutions	￦	6,595,259	￦	5,790,748
Financial assets at fair value through profit or loss
Financial assets held for trading[1]		1,423,413		2,280,597
Derivatives		2,001,144		2,247,152
Loans		198,422,569		199,280,046
Financial investments
Available-for-sale financial assets		18,756,830		17,047,606
Held-to-maturity financial assets		10,952,294		12,074,794
Other financial assets		7,873,975		7,292,128

	￦	246,025,484	￦	246,013,071

Off- balance items
Acceptances and guarantees contracts	￦	9,366,099	￦	11,454,227
Financial guarantee contracts		1,610,269		945,167
Commitments		58,451,687		53,733,640

		69,428,055		66,133,034

	￦	315,453,539	￦	312,146,105

[1]	The amounts of ￦ 39,839 million and ￦ 28,625 million as of December 31, 2012 and 2011, respectively, related to financial instruments indexed to the price of gold are included.

4.2.4 Credit risk of loans

The Bank maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

The Bank recognizes an impairment loss on loans carried at amortized cost when there is any objective indication of impairment. Under K-IFRS, an impairment loss is based on losses incurred at the end of the reporting period. Therefore, the Bank does not recognize expected losses as a result of future events. The Bank measures inherent incurred losses on loans and presents them in the financial statements through the use of an allowance account which is offset against the related loans.

35

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Loans are categorized as follows:

	2012
(In millions of Korean won)	Retail			Corporate			Total
Loans	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	98,552,864	97.26	￦	97,381,383	97.42	￦	195,934,247	97.34
Past due but not impaired		1,611,108	1.59		466,848	0.47		2,077,956	1.03
Impaired		1,166,623	1.15		2,108,233	2.11		3,274,856	1.63

		101,330,595	100.00		99,956,464	100.00		201,287,059	100.00
Allowances[1]		(680,091)	0.67		(2,184,399)	2.19		(2,864,490)	1.42

Carrying amount	￦	100,650,504		￦	97,772,065		￦	198,422,569

	2011
(In millions of Korean won)	Retail			Corporate			Total
Loans	Amount		%	Amount		%	Amount		%
Neither past due nor impaired	￦	100,472,295	97.38	￦	96,600,549	97.41	￦	197,072,844	97.40
Past due but not impaired		1,641,712	1.59		359,554	0.36		2,001,266	0.99
Impaired		1,058,437	1.03		2,208,278	2.23		3,266,715	1.61

		103,172,444	100.00		99,168,381	100.00		202,340,825	100.00
Allowances[1]		(635,108)	0.62		(2,425,671)	2.45		(3,060,779)	1.51

Carrying amount	￦	102,537,336		￦	96,742,710		￦	199,280,046

[1]	Collectively assessing allowances for loans are included because they are not impaired individually.

Credit quality of loans that are neither past due nor impaired is as follows:

	2012
(In millions of Korean won)	Retail		Corporate		Total
Grade 1	￦	81,995,328	￦	37,743,994	￦	119,739,322
Grade 2		13,750,058		40,666,269		54,416,327
Grade 3		1,666,656		15,301,943		16,968,599
Grade 4		743,860		3,398,401		4,142,261
Grade 5		396,962		270,776		667,738

	￦	98,552,864	￦	97,381,383	￦	195,934,247

36

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Retail		Corporate		Total
Grade 1	￦	83,245,645	￦	35,792,769	￦	119,038,414
Grade 2		14,858,210		39,278,335		54,136,545
Grade 3		1,561,114		17,456,235		19,017,349
Grade 4		450,198		3,689,791		4,139,989
Grade 5		357,128		383,419		740,547

	￦	100,472,295	￦	96,600,549	￦	197,072,844

Credit quality of loans is classified as follows, according to the internal credit rating:

	Retail	Corporate
Grade 1	1 to 5 grade	AAA to BBB+
Grade 2	6 to 8 grade	BBB to BB
Grade 3	9 to 10 grade	BB- to B
Grade 4	11 grade	B- to CCC
Grade 5	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

	2012
(In millions of Korean won)	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Total
Retail	￦	1,337,635	￦	196,124	￦	77,349	￦	1,611,108
Corporate		316,710		122,350		27,788		466,848

	￦	1,654,345	￦	318,474	￦	105,137	￦	2,077,956

	2011
(In millions of Korean won)	1 ~ 29 days		30 ~ 59 days		60 ~ 89 days		Total
Retail	￦	1,357,761	￦	180,963	￦	102,988	￦	1,641,712
Corporate		196,591		138,817		24,146		359,554

	￦	1,554,352	￦	319,780	￦	127,134	￦	2,001,266

Impaired loans are as follows:

	2012
(In millions of Korean won)	Retail		Corporate		Total
Loans	￦	1,166,623	￦	2,108,233	￦	3,274,856
Allowances		(448,814)		(933,257)		(1,382,071)
Individual		—		(704,429)		(704,429)
Collective		(448,814)		(228,828)		(677,642)

	￦	717,809	￦	1,174,976	￦	1,892,785

37

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Retail		Corporate		Total
Loans	￦	1,058,437	￦	2,208,278	￦	3,266,715
Allowances		(397,319)		(1,209,961)		(1,607,280)
Individual		—		(956,306)		(956,306)
Collective		(397,319)		(253,655)		(650,974)

	￦	661,118	￦	998,317	￦	1,659,435

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as of December 31, 2012 and 2011, is as follows:

	2012
	Impaired Loans				Non-impaired Loans				Total
(In millions of Korean won)	Individual		Collective		Past due		Not past due
Guarantee	￦	18,512	￦	172,687	￦	291,637	￦	23,929,130	￦	24,411,966
Deposits and savings		200		19,502		60,591		2,110,657		2,190,950
Property and equipment		1,776		4,309		655		995,504		1,002,244
Real estate		251,688		455,740		1,182,502		108,287,462		110,177,392

	￦	272,176	￦	652,238	￦	1,535,385	￦	135,322,753	￦	137,782,552

	2011
	Impaired Loans				Non-impaired Loans				Total
(In millions of Korean won)	Individual		Collective		Past due		Not past due
Guarantee	￦	21,210	￦	124,641	￦	173,708	￦	18,222,572	￦	18,542,131
Deposits and savings		—		31,037		69,484		2,498,419		2,598,940
Property and equipment		12,648		4,717		1,310		714,903		733,578
Real estate		151,572		395,231		1,153,892		104,897,765		106,598,460

	￦	185,430	￦	555,626	￦	1,398,394	￦	126,333,659	￦	128,473,109

4.2.5 Credit quality of securities

The financial assets at fair value through profit or loss and financial investments(debt securities) excluding equity securities that are exposed to credit risk is as follows:

(In millions of Korean won)	2012		2011
Securities that are neither past due nor impaired	￦	31,091,860	￦	31,373,312
Impaired securities		838		1,060

	￦	31,092,698	￦	31,374,372

38

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The credit quality of securities (debt securities) that are neither past due nor impaired as of December 31, 2012 and 2011, is as follows:

	2012
(In millions of Korean won)	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	1,383,574	￦	—	￦	—	￦	—	￦	—	￦	1,383,574
Available-for-sale financial assets		18,297,231		436,933		21,828		—		—		18,755,992
Held-to-maturity financial assets		10,952,294		—		—		—		—		10,952,294

	￦	30,633,099	￦	436,933	￦	21,828	￦	—	￦	—	￦	31,091,860

	2011
(In millions of Korean won)	Grade 1		Grade 2		Grade 3		Grade 4		Grade 5		Total
Financial assets held for trading	￦	2,251,972	￦	—	￦	—	￦	—	￦	—	￦	2,251,972
Available-for-sale financial assets		16,423,990		622,714		—		—		—		17,046,704
Held-to-maturity financial assets		12,074,636		—		—		—		—		12,074,636

	￦	30,750,598	￦	622,714	￦	—	￦	—	￦	—	￦	31,373,312

The credit qualities of securities (debt securities) according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KIS	KAP	NICE	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under -	BB- or under	BB- or under	B or under	B or under	B2 or under

Debt securities’ credit qualities denominated in Korean won are based on the lowest credit rating by three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit ratings by three foreign credit rating agencies above.

39

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

4.2.6 Credit risk mitigation of derivative financial instruments

A quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2012 and 2011, is as follows:

(In millions of Korean won)	2012		2011
Deposits and savings, securities and others	￦	216,906	￦	68,731

	￦	216,906	￦	68,731

4.2.7 Credit risk concentration analysis

The details of the Bank’s loans by the country as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Retail		Corporate		Total		%	Allowances		Carrying amount
Korea	￦	101,278,505	￦	98,634,618	￦	199,913,123	99.32	￦	(2,848,748)	￦	197,064,375
Japan		7,943		885,607		893,550	0.44		(14,272)		879,278
U.S.		—		308,846		308,846	0.15		(477)		308,369
Others		44,147		127,393		171,540	0.09		(993)		170,547

Total	￦	101,330,595	￦	99,956,464	￦	201,287,059	100.00	￦	(2,864,490)	￦	198,422,569

	2011
(In millions of Korean won)	Retail		Corporate		Total		%	Allowances		Carrying amount
Korea	￦	103,116,549	￦	97,458,419	￦	200,574,968	99.13	￦	(3,042,938)	￦	197,532,030
China		—		195,334		195,334	0.10		(1,268)		194,066
Japan		11,914		1,014,607		1,026,521	0.51		(14,975)		1,011,546
U.S.		—		412,669		412,669	0.20		(431)		412,238
Others		43,981		87,352		131,333	0.06		(1,167)		130,166

Total	￦	103,172,444	￦	99,168,381	￦	202,340,825	100.00	￦	(3,060,779)	￦	199,280,046

The details of the Bank’s corporate loans by industry as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Loans		%	Allowances		Carrying amount
Financial institutions	￦	6,943,328	6.95	￦	(14,213)	￦	6,929,115
Manufacturing		31,040,442	31.05		(915,531)		30,124,911
Service		38,525,959	38.54		(475,023)		38,050,936
Wholesale & Retail		15,054,465	15.06		(218,785)		14,835,680
Construction		4,559,036	4.56		(501,194)		4,057,842
Public sector		520,422	0.53		(7,076)		513,346
Others		3,312,812	3.31		(52,577)		3,260,235

	￦	99,956,464	100.00	￦	(2,184,399)	￦	97,772,065

40

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Loans		%	Allowances		Carrying amount
Financial institutions	￦	5,753,669	5.80	￦	(64,383)	￦	5,689,286
Manufacturing		31,713,277	31.98		(848,186)		30,865,091
Service		36,242,473	36.55		(546,481)		35,695,992
Wholesale & Retail		15,603,735	15.73		(222,709)		15,381,026
Construction		5,541,447	5.59		(701,416)		4,840,031
Public sector		310,978	0.31		(5,190)		305,788
Others		4,002,802	4.04		(37,306)		3,965,496

	￦	99,168,381	100.00	￦	(2,425,671)	￦	96,742,710

The details of the Bank’s retail loans by type as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Loans		%	Allowances		Carrying amount
Housing purpose	￦	44,461,011	43.88	￦	(108,449)	￦	44,352,562
General purpose		56,869,584	56.12		(571,642)		56,297,942

	￦	101,330,595	100.00	￦	(680,091)	￦	100,650,504

	2011
(In millions of Korean won)	Loans		%	Allowances		Carrying amount
Housing purpose	￦	45,080,617	43.69	￦	(96,873)	￦	44,983,744
General purpose		58,091,827	56.31		(538,235)		57,553,592

	￦	103,172,444	100.00	￦	(635,108)	￦	102,537,336

41

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The details of the Bank’s securities (debt securities) and derivative financial instruments by industry as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	380,587	27.51
Banking and Insurance		1,002,987	72.49

		1,383,574	100.00

Derivative financial assets
Government and government funded institutions		29,236	1.46
Banking and Insurance		1,844,397	92.17
Others		127,511	6.37

		2,001,144	100.00

Available-for-sale financial assets
Government and government funded institutions		8,986,569	47.91
Banking and Insurance		8,253,880	44.00
Others		1,516,381	8.09

		18,756,830	100.00

Held-to-maturity financial assets
Government and government funded institutions		8,696,173	79.40
Banking and Insurance		1,563,979	14.28
Others		692,142	6.32

		10,952,294	100.00

	￦	33,093,842

	2011
(In millions of Korean won)	Amount		%
Financial assets held for trading
Government and government funded institutions	￦	787,830	34.98
Banking and Insurance		1,464,142	65.02

		2,251,972	100.00

Derivative financial assets
Government and government funded institutions		40,068	1.78
Banking and Insurance		1,407,726	62.65
Others		799,358	35.57

		2,247,152	100.00

Available-for-sale financial assets
Government and government funded institutions		7,459,032	43.75
Banking and Insurance		7,498,339	43.99
Others		2,090,235	12.26

		17,047,606	100.00

Held-to-maturity financial assets
Government and government funded institutions		9,924,376	82.19
Banking and Insurance		1,419,265	11.75
Others		731,153	6.06

		12,074,794	100.00

	￦	33,621,524

42

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The details of the Bank’s securities (debt securities) and derivative financial instruments by country, as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Amount		%
Financial assets held for trading
Korea	￦	1,383,574	100.00

		1,383,574	100.00

Derivative financial assets
Korea		625,365	31.25
United States		364,486	18.21
Others		1,011,293	50.54

		2,001,144	100.00

Available-for-sale financial assets
Korea		18,755,992	99.99
Others		838	0.01

		18,756,830	100.00

Held-to-maturity financial assets
Korea		10,952,293	99.99
United States		1	0.01

		10,952,294	100.00

	￦	33,093,842

	2011
(In millions of Korean won)	Amount		%
Financial assets held for trading
Korea	￦	2,251,972	100.00

		2,251,972	100.00

Derivative financial assets
Korea		1,257,726	55.97
United States		253,569	11.28
Others		735,857	32.75

		2,247,152	100.00

Available-for-sale financial assets
Korea		17,046,704	99.99
Others		902	0.01

		17,047,606	100.00

Held-to-maturity financial assets
Korea		12,074,636	99.99
United States		158	0.01

		12,074,794	100.00

	￦	33,621,524

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading are in the banking and insurance industries and have high credit ratings.

43

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

4.3 Liquidity risk

4.3.1 Overview of liquidity risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and out-flow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Bank manages its liquidity risk through analysis of the contractual maturity of all financial assets, liabilities and off-balance items such as commitments and financial guarantee contracts. The Bank discloses them by maturity groups: On demand, up to one month, between over one month and three months, between over three months and 12 months, between over one year and five years, and over five years.

Cash flows disclosed for the maturity analysis are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amount in the financial statements which are based on the present value of expected cash flows in some cases. The amount of interest to be received or paid on floating rate assets and liabilities, is measured on the assumption that the current interest rate would be the same through maturity.

4.3.2. Liquidity risk management and indicator

The liquidity risk is managed by ALM (‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that address all the possible risks that arise from the overall business of the Bank.

For the purpose of liquidity management, the liquidity ratio and accumulated liquidity gap ratio on all transactions affecting the in and outflows of funds and transactions of off-balance sheet are measured, managed and reported to the Risk Management Council and Risk Management Committee on a regular basis.

The Bank regularly reports the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk to the Asset-Liability Management Committee (‘ALCO’) which establishes and monitors the liquidity risk management strategy.

44

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

4.3.3. Analysis of remaining contractual maturity of financial assets and liabilities

The remaining contractual maturity of financial assets and liabilities as of December 31, 2012 and 2011, is as follows:

	2012
(In millions of Korean won)	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	5,884,369	￦	131	￦	21,462	￦	101,463	￦	—	￦	—	￦	6,007,425
Financial assets held for trading[2]		1,687,587		—		—		—		—		—		1,687,587
Derivatives held for trading[2]		1,818,077		—		—		—		—		—		1,818,077
Derivatives held for hedging[3]		—		6,645		929		18,600		125,511		163,808		315,493
Loans		—		15,529,401		22,038,715		72,886,355		55,703,838		77,844,240		244,002,549
Available-for-sale financial assets[4]		4,192,663		1,119,089		1,559,215		4,441,939		11,389,824		2,317,116		25,019,846
Held-to-maturity financial assets		—		141,664		352,449		2,318,566		7,768,812		1,766,746		12,348,237
Other financial assets		—		6,232,020		—		1,321,876		—		—		7,553,896

	￦	13,582,696	￦	23,028,950	￦	23,972,770	￦	81,088,799	￦	74,987,985	￦	82,091,910	￦	298,753,110

Financial liabilities
Financial liabilities held for trading	￦	39,879	￦	—	￦	—	￦	—	￦	—	￦	—	￦	39,879
Derivatives held for trading[2]		1,829,221		—		—		—		—		—		1,829,221
Derivatives held for hedging[3]		—		26,041		3		(1,456)		189,613		2,396		216,597
Deposits [5]		68,414,610		16,389,598		29,333,551		78,830,645		7,731,040		341,847		201,041,291
Debts		5,978		4,298,536		2,148,617		5,138,425		2,879,125		661,870		15,132,551
Debentures		24,659		732,257		767,450		1,943,206		11,620,532		3,611,534		18,699,638
Other financial liabilities		—		5,403,120		877		65,314		1,427		—		5,470,738

	￦	70,314,347	￦	26,849,552	￦	32,250,498	￦	85,976,134	￦	22,421,737	￦	4,617,647	￦	242,429,915

Off- balance items
Commitments[6]	￦	58,451,687	￦	—	￦	—	￦	—	￦	—	￦	—	￦	58,451,687
Financial guarantee contracts[7]		1,610,269		—		—		—		—		—		1,610,269

	￦	60,061,956	￦	—	￦	—	￦	—	￦	—	￦	—	￦	60,061,956

45

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	On demand		Up to 1 month		1-3 months		3-12 months		1-5 years		Over 5 years		Total
Financial assets
Cash and due from financial institutions[1]	￦	4,480,612	￦	83,457	￦	16,931	￦	36,627	￦	—	￦	—	￦	4,617,627
Financial assets held for trading[2]		2,371,583		—		—		—		—		—		2,371,583
Derivatives held for trading[2]		2,040,592		—		—		—		—		—		2,040,592
Derivatives held for hedging[3]		—		9,502		(4,709)		28,399		148,990		346,779		528,961
Loans		—		16,237,329		24,140,318		74,149,240		55,419,836		78,880,749		248,827,472
Available-for-sale financial assets[4]		3,855,266		1,327,821		2,495,658		4,250,403		8,545,530		3,178,238		23,652,916
Held-to-maturity financial assets		—		186,083		599,692		2,164,393		8,710,013		2,364,304		14,024,485
Other financial assets		—		5,201,564		—		1,288,552		—		—		6,490,116

	￦	12,748,053	￦	23,045,756	￦	27,247,890	￦	81,917,614	￦	72,824,369	￦	84,770,070	￦	302,553,752

Financial liabilities
Financial liabilities held for trading	￦	28,761	￦	—	￦	—	￦	—	￦	—	￦	—	￦	28,761
Derivatives held for trading[2]		1,683,297		—		—		—		—		—		1,683,297
Derivatives held for hedging[3]		—		(378)		28,613		(1,427)		129,600		6,744		163,152
Deposits [5]		64,046,605		19,664,812		27,604,757		77,897,903		8,954,243		509,831		198,678,151
Debts		1,672		2,614,018		2,938,045		5,883,585		3,212,114		601,670		15,251,104
Debentures		24,260		2,787,451		1,292,719		3,528,553		10,434,339		4,201,405		22,268,727
Other financial liabilities		—		4,593,129		624		64,319		637		—		4,658,709

	￦	65,784,595	￦	29,659,032	￦	31,864,758	￦	87,372,933	￦	22,730,933	￦	5,319,650	￦	242,731,901

Off- balance items
Commitments[6]	￦	53,733,640	￦	—	￦	—	￦	—	￦	—	￦	—	￦	53,733,640
Financial guarantee contracts[7]		945,167		—		—		—		—		—		945,167

	￦	54,678,807	￦	—	￦	—	￦	—	￦	—	￦	—	￦	54,678,807

[1]	The amounts of ￦ 3,434,420 million and ￦3,998,768 million which are restricted amount due from the financial institutions as of December 31, 2012 and 2011, respectively, are excluded.
[2]

Financial instruments held for trading, and derivatives held for trading are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore the carrying amounts are classified as the ‘On demand’ category.

[3]	Cash flows of derivative instruments held for fair value hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]

Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category because most of them are available for sale at anytime. However, in the case of equity investments restricted for sale, they are classified in the maturity section to which the end of restriction period belongs.

[5]	Deposits that are contractually repayable on demand or on short notice are classified as ‘On demand’ category.
[6]	Unused lines of credit within commitments are included in the ‘On demand’ category because it can be required to pay upon request.
[7]	The financial guarantee contracts are included in the ‘On demand’ category because payments can be required upon request.

46

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

4.4 Market risk

4.4.1 Overview of market risk

Definition of market risk

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate, and other market factors that affect the fair value or future cash flows of financial instruments, such as securities and derivatives amongst others. The most significant risks associated with trading positions are interest rate risks, and other risks are stock price risks and currency risks. In addition, the Bank is exposed to interest rate risks associated with non-trading positions. The Bank classifies exposures to market risk into either trading or non-trading positions.

Market risk management group

The Bank sets economic capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Bank maintains risk management systems and procedures, such as trading policies and procedures, and market risk management guidelines for trading positions, and ALM risk management guideline for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

The Bank establishes market risk management policy, sets position limits, loss limits and VAR limits of each business group and approves newly developed derivative instruments, through its Risk Management Council. The Risk Management Council has delegated the responsibility for market risk management of individual business departments to the Market Risk Management Committee which is chaired by a Chief Risk Officer (CRO). The Market Risk Management Committee sets VaR limits, position limits, loss limits, scenario loss limits and sensitivity limits for each division, at the level of each individual business department.

The ALCO determines operational standards of interest and commission, revises Asset Liability Management (ALM) risk management guidelines, interest rate and commission guidelines and monitors establishment and enforcement of ALM risk management policies. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimated reflecting the annual work plan. The financial management department and risk management department measure and monitor the interest risk status and limits on a regular basis. The status and limits of interest rate risks such as interest rate gap, duration gap and sensitivity are reported to the ALCO on a monthly basis and to the Risk Management Council on a quarterly basis. The responsibility for ALM control is delegated to the Risk Management Department to ensure adequacy of interest rate and liquidity risk management. The Risk Management Department monitors and reviews risk management procedures and tasks conducted by the Financial Management Department, and reports related information to management independently.

47

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

4.4.2 Trading Position

Definition of a trading position

Trading positions subject to market risk management are defined under the Trading Policy and Guideline, and basic requirements are as follows:

•	The trading position is not restricted for sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Bank’s risk management.

Observation method on market risk arising from trading positions

The Bank calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Bank manages market risk on the trading portfolio. In addition, the Bank controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

Value at Risk (VaR)

i. Value at Risk (VaR)

The Bank uses the value-at-risk methodology to measure the market risk of trading positions. There have been changes in market risk measurement technique during the year ended December 31, 2012, and the detailed descriptions are below.

Previous method : The Bank used a daily VaR, which is a statistically estimated maximum amount of loss that could occur in one day under normal distribution of financial variables. The Bank calculated VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 550 business days and measured VaR at a 99% single tail confidence level.

Current method : The Bank now uses the 10-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered as a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results. However, the KB Investment & Securities Co., Ltd. calculates ten-day VaR using the equal-weighted average method based on historical changes in market rates, prices and volatilities over the previous 250 business days and measures VaR at a 99% single tail confidence level.

48

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

These changes in market risk measurement technique are intended to reflect the volatilities of the market more accurately. The current method immediately reflects the scenario of a day when the financial market shows dramatic moves, and the market risk of financial instruments with complex risk attributes can be measured more appropriately than under the previous methodology.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses can be different depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

The Bank uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. Also, general and individual risks in some positions included in the separate financial statements in adoption of K-IFRS, are measured using a standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

ii. Back Testing

Back testing is conducted on a daily basis to validate the adequacy of the market risk model. In back testing, the Bank compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of derivatives and other risk factors that have significant influence on the value of the portfolio. The Bank mainly uses an historical scenario tool and also uses a hypothetical scenario tool for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

49

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

VaR at a 99% confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period by a subsidiary as of December 31, 2012, and with a one-day holding period by a subsidiary, as of December 31, 2011, are as follows:

	2012
(In millions of Korean won)	Average[1]		Minimum[1]		Maximum[1]		Ending
Interest rate risk	￦	12,407	￦	5,112	￦	22,622	￦	7,137
Stock price risk		2,847		331		5,585		4,309
Foreign exchange rate risk		26,565		9,590		39,185		11,201
Deduction of diversification effect								(13,996)

Total VaR	￦	18,090	￦	7,268	￦	27,069	￦	8,651

[1]	The average, minimum and maximum amounts are based on the data from the beginning of May to the end of year.

	2011
(In millions of Korean won)	Average		Minimum		Maximum		Ending
Interest rate risk	￦	2,537	￦	1,430	￦	4,019	￦	1,866
Stock price risk		725		86		2,569		1,161
Foreign exchange rate risk		6,464		4,187		12,610		4,882
Deduction of diversification effect								(3,141)

Total VaR	￦	6,206	￦	4,000	￦	11,992	￦	4,768

Meanwhile, the required equity capital using the standardized method related to the positions which are not measured by VaR as of December 31, 2012 and 2011, is as follows:

(In millions of Korean won)	2012		2011
Stock price risk	￦	4,567	￦	3,781

	￦	4,567	￦	3,781

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Bank’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Bank manages interest rate risk on trading positions using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

50

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Bank does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolio in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Kazakhstan Tenge, and the remainder in Japanese Yen or Euro. The Bank sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

4.4.3 Non-trading position

Definition of non-trading position

The most critical market risk that arises in non-trading portfolios is interest rate risk. Interest rate risk occurs due to mismatches on maturities and interest rate change periods between interest sensitive assets and liabilities. The Bank measures interest rate risk arising from assets and liabilities denominated in Korean won and foreign currencies including derivative financial instruments held for hedging. Most interest-bearing assets and interest-bearing liabilities are denominated in Korean won. Most foreign currency assets and liabilities are denominated in US Dollars and the remainder in Japanese Yen or Euro.

Observation method on market risk arising from non-trading position

The main objective of interest rate risk management is to generate stable net interest income and to protect asset values against interest rate fluctuations. The Bank manages the risk through interest rate gap analysis on interest rate maturities between interest-bearing assets and interest-bearing liabilities and measuring interest rate VaR.

Disclosure of results from each observation method

i. Interest rate gap analysis

Interest rate gap analysis is based on the interest rates repricing dates for interest-bearing assets and interest-bearing liabilities. It measures expected changes in net interest income by calculating the difference in the amounts of interest-bearing assets and interest-bearing liabilities in each maturity bucket. The Bank conducts interest gap analysis on assets denominated in Korean won and foreign currencies on a monthly basis. However, where there is no contractual maturity for a particular instrument, then a maturity date is set according to internal liquidity risk management guidelines.

51

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The results of the interest rate gap analysis as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in won
Loans	￦	79,635,010	￦	49,018,703	￦	32,544,641	￦	8,697,183	￦	11,015,913	￦	180,911,450
Securities		3,876,588		1,826,099		4,913,460		15,299,511		5,898,934		31,814,592
Others		7,938,077		134,334		81,800		301,938		88,494		8,544,643

	￦	91,449,675	￦	50,979,136	￦	37,539,901	￦	24,298,632	￦	17,003,341	￦	221,270,685

Interest-bearing liabilities in won
Deposits	￦	77,437,312	￦	35,428,600	￦	49,148,070	￦	17,003,292	￦	12,446,355	￦	191,463,629
Debts		4,430,583		—		—		—		—		4,430,583
Others		8,109,825		103,593		710,348		5,524,398		3,857,784		18,305,948

	￦	89,977,720	￦	35,532,193	￦	49,858,418	￦	22,527,690	￦	16,304,139	￦	214,200,160

Gap	￦	1,471,955	￦	15,446,943	￦	(12,318,517)	￦	1,770,942	￦	699,202	￦	7,070,525

Accumulated gap		1,471,955		16,918,898		4,600,381		6,371,323		7,070,525

Percentage (%)		0.67		7.65		2.08		2.88		3.20
Interest-bearing assets in foreign currencies
Loans	￦	4,410,381	￦	681,817	￦	472,005	￦	378,858	￦	6,995	￦	5,950,056
Securities		219,663		54,233		—		207,563		91,266		572,725
Others		4,644,578		1,372,412		255,080		46,716		—		6,318,786

	￦	9,274,622	￦	2,108,462	￦	727,085	￦	633,137	￦	98,261	￦	12,841,567

Interest-bearing liabilities in foreign currencies
Deposits	￦	1,418,561	￦	1,989,226	￦	951,849	￦	126,524	￦	—	￦	4,486,160
Debts		5,102,555		1,229,241		575,872		47,806		117,820		7,073,294
Others		1,436,962		262,197		329,340		339,263		—		2,367,762

	￦	7,958,078	￦	3,480,664	￦	1,857,061	￦	513,593	￦	117,820	￦	13,927,216

Gap	￦	1,316,544	￦	(1,372,202)	￦	(1,129,976)	￦	119,544	￦	(19,559)	￦	(1,085,649)

Accumulated gap		1,316,544		(55,658)		(1,185,634)		(1,066,090)		(1,085,649)

Percentage (%)		10.25		(0.43)		(9.23)		(8.30)		(8.45)

52

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Up to 3 months		3~6 months		6~12 months		1~3 years		Over 3 years		Total
Interest-bearing assets in won
Loans	￦	98,645,114	￦	50,672,984	￦	23,201,621	￦	5,403,151	￦	2,468,071	￦	180,390,941
Securities		5,747,023		2,612,023		3,289,825		12,007,806		6,925,885		30,582,562
Others		4,976,016		183,732		106,403		166,572		88,744		5,521,467

	￦	109,368,153	￦	53,468,739	￦	26,597,849	￦	17,577,529	￦	9,482,700	￦	216,494,970

Interest-bearing liabilities in won
Deposits	￦	78,715,546	￦	30,161,436	￦	52,484,953	￦	15,997,561	￦	11,934,378	￦	189,293,874
Debts		3,778,868		—		—		—		—		3,778,868
Others		9,452,341		511,795		1,801,724		5,242,531		1,607,784		18,616,175

	￦	91,946,755	￦	30,673,231	￦	54,286,677	￦	21,240,092	￦	13,542,162	￦	211,688,917

Gap	￦	17,421,398	￦	22,795,508	￦	(27,688,828)	￦	(3,662,563)	￦	(4,059,462)	￦	4,806,053

Accumulated gap		17,421,398		40,216,906		12,528,078		8,865,515		4,806,053

Percentage (%)		8.05		18.58		5.79		4.10		2.22

53

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Interest-bearing assets in foreign currencies
Loans	￦	6,589,996	￦	346,080	￦	567,544	￦	503,866	￦	14,981	￦	8,022,467
Securities		318,953		44,641		28,163		304,071		67,847		763,675
Others		5,255,254		1,567,576		395,591		65,270		—		7,283,691

	￦	12,164,203	￦	1,958,297	￦	991,298	￦	873,207	￦	82,828	￦	16,069,833

Interest-bearing liabilities in foreign currencies
Deposits	￦	2,220,001	￦	1,678,127	￦	312,630	￦	77,152	￦	—	￦	4,287,910
Debts		5,908,930		1,773,536		1,445,109		65,270		46,132		9,238,977
Others		2,121,410		345,990		273,083		63,100		—		2,803,583

	￦	10,250,341	￦	3,797,653	￦	2,030,822	￦	205,522	￦	46,132	￦	16,330,470

Gap	￦	1,913,862	￦	(1,839,356)	￦	(1,039,524)	￦	667,685	￦	36,696	￦	(260,637)

Accumulated gap		1,913,862		74,506		(965,018)		(297,333)		(260,637)

Percentage (%)		11.91		0.46		(6.01)		(1.85)		(1.62)

ii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.94% confidence level. The measurement results of risk as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Interest rate VaR	￦	203,490	￦	824,001

54

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

During the year ended December 31, 2012, the Bank changed its method of calculating the interest rate impact from a simulation method which applied probable interest rate scenarios to an historical simulation method which uses historical interest rate data. These changes are for a more sophisticated interest rate risk measurement, considering the practical scenarios, the model appropriateness, practical application as well as easy comprehension.

4.4.4 Financial assets and liabilities in foreign currencies

Financial assets and liabilities in foreign currencies as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	USD	JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	￦ 349,596	￦	161,626	￦	89,429	￦	13,210	￦	20,625	￦	80,808	￦	715,294
Derivatives held for trading	116,647		151		1,267		—		—		—		118,065
Derivatives held for hedging	21,794		—		—		—		—		—		21,794
Loans	8,941,653		2,185,242		528,812		139,134		883		169,483		11,965,207
Available-for-sale financial assets	535,250		21,313		17,315		—		—		1,504		575,382
Held-to-maturity financial assets	1		—		—		—		—		—		1
Other financial assets	523,389		51,020		100,883		1,388		—		109,451		786,131

	￦ 10,488,330	￦	2,419,352	￦	737,706	￦	153,732	￦	21,508	￦	361,246	￦	14,181,874

Financial liabilities
Derivatives held for trading	￦ 184,834	￦	177	￦	1,753	￦	—	￦	—	￦	—	￦	186,764
Deposits	3,357,918		610,226		210,838		16,912		2,793		288,219		4,486,906
Debts	5,268,028		1,765,338		513,294		32,745		48		189,897		7,769,350
Debentures	1,686,995		550,037		—		—		—		355,382		2,592,414
Other financial liabilities	1,123,542		59,927		26,234		109,670		39		30,135		1,349,547

	￦ 11,621,317	￦	2,985,705	￦	752,119	￦	159,327	￦	2,880	￦	863,633	￦	16,384,981

Off- balance items	￦ 15,794,310	￦	4,537	￦	5,566	￦	4,760	￦	—	￦	7,980	￦	15,817,153

55

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	USD		JPY		EUR		GBP		CNY		Others		Total
Financial assets
Cash and due from financial institutions	￦	589,003	￦	110,656	￦	71,658	￦	12,571	￦	25,088	￦	68,019	￦	876,995
Derivatives held for trading		94,318		—		1,027		—		—		—		95,345
Derivatives held for hedging		16,088		—		—		—		—		—		16,088
Loans		11,292,227		2,589,314		753,075		46,149		215		220,212		14,901,192
Available-for-sale financial assets		687,354		59,900		18,546		—		—		1,504		767,304
Held-to-maturity financial assets		158		—		—		—		—		—		158
Other financial assets		1,163,806		227,474		147,019		3,732		—		105,278		1,647,309

	￦	13,842,954	￦	2,987,344	￦	991,325	￦	62,452	￦	25,303	￦	395,013	￦	18,304,391

Financial liabilities
Derivatives held for trading	￦	197,344	￦	—	￦	1,695	￦	—	￦	—	￦	—	￦	199,039
Derivatives held for hedging		34		—		—		—		—		—		34
Deposits		3,264,000		596,319		162,587		11,959		231		252,857		4,287,953
Debts		6,767,864		1,987,560		839,649		4,261		217		236,713		9,836,264
Debentures		2,385,275		816,320		—		—		—		68,843		3,270,438
Other financial liabilities		838,044		132,752		22,765		50,604		18		27,360		1,071,543

	￦	13,452,561	￦	3,532,951	￦	1,026,696	￦	66,824	￦	466	￦	585,773	￦	18,665,271

Off- balance items	￦	16,821,643	￦	123,039	￦	195,591	￦	5,438	￦	62	￦	69,450	￦	17,215,223

4.5. Operational Risk

4.5.1 Concept

The Bank defines operational risk broadly to include all financial and non-financial risks that may arise from operating activities and could cause a negative effect on capital.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements but also to promote a risk management culture, strengthen internal controls, innovate processes and provide timely feedback to management and employees. In addition, the Bank established Business Continuity Plans (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out exercise drills for head office and IT departments to test its BCPs.

56

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

4.6. Capital Adequacy

The Bank complies with the capital adequacy standard established by Financial Services Commission. The capital adequacy standard is based on Basel II published by Basel Committee on Banking Supervision in Bank for International Settlements in 2004, and was implemented in Korea in January 2008. The banks in Korea must maintain a minimum consolidated capital adequacy ratio of 8.0%.

The Bank’s equity capital is classified into two categories in accordance with Detailed Supervisory Regulations on Banking Business:

Tier 1 Capital includes share capital, capital surplus, retained earnings, shares of equity held by external shareholders of consolidated subsidiaries including hybrid capital instruments, and hybrid capital instruments and foreign currency translation differences out of accumulated comprehensive income.

Tier 2 Capital includes revaluation reserve under the Asset Revaluation Act, 45% of gain on valuation of securities available for sale and the capital variance by the equity method out of other comprehensive income, 70% of gain on revaluation of property and equipment appropriated to retained earnings as of the transition date to the K-IFRS for which the distribution of dividends is restricted pursuant to a resolution by the board of directors or general meeting of shareholders, and an amendment to the articles of incorporation, a fund raised by issuing termed subordinated debentures maturing in not less than five years, the allowance for loan losses, accumulated for assets classified as normal or precautionary as a result of classification of asset soundness in accordance with Regulation on Supervision of Banking Business.

Risk weighted asset means the assets weighted according to the inherent risks in the total assets and the possible losses resulting from the errors of internal process and external events which the Bank should cover. The Bank calculates risk weighted asset by each risk (credit risk, market risk, operational risk) based on Detailed Supervisory Regulations on Banking Business and uses it for BIS ratio calculation.

In addition to BIS ratio, the Bank assesses its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and economic capital (amount of capital enough to cover all significant risks under target credit rate set by the Bank). The Bank monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy. The economic capital is calculated by adding the stress testing results and other required items to the total economic capitals which are calculated for each risk.

The Risk Management Council of the Bank determines the Bank’s risk appetite and allocates economic capital by risk type and business group. Each business group efficiently operates its capital within range of granted economic capital. The Risk Management Department of the Bank monitors a management of the limit on economic capital and reports the results to management and the Risk Management Council. The Bank maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the economic capital is expected to exceed the limits due to new business or business expansion. The Bank and its subsidiaries complied with external capital adequacy requirements as of December 31, 2012 and 2011.

57

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The details of the Bank’s consolidated BIS ratio as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Equity Capital:	￦	21,391,388	￦	19,668,370
Tier I Capital		16,140,538		14,953,581
Tier II Capital		5,250,850		4,714,789
Risk-weighted assets:		148,544,243		145,184,964
Credit risk[1]		134,083,736		132,829,462
Market risk[2]		4,693,652		2,192,600
Operational risk[3]		9,766,855		10,162,902
Capital adequacy ratio (%):		14.40		13.55
Tier I Capital (%)		10.87		10.30
Tier II Capital (%)		3.53		3.25

[1]	Credit risk weighted assets are measured using the Internal Rating-Based Approach and Standardized Approach.
[2]	Market-risk weighted assets are measured using the Internal Model-Based Approach and Standardized Approach.
[3]	Operational risk weighted assets are measured using the Advanced Measurement Approach.

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Bank is organized into Corporate Banking, Retail Banking and Other Activities. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Bank’s management organization.

•	Corporate banking : The activities within this segment include providing credit, deposit products and other related financial services to large, small-and medium-sized enterprises and SOHOs.

•	Retail banking : The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

•	Other activities : The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

58

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Financial information by business segment for the year ended December 31, 2012, follows:

(In millions of Korean won)	Corporate Banking		Retail Banking		Others		Total
Operating revenues from external customers	￦	1,923,532	￦	3,030,403	￦	1,496,080	￦	6,450,015

Net interest income		2,571,189		2,582,346		705,734		5,859,269
Interest income		5,155,156		5,666,077		1,607,213		12,428,446
Interest expense		(2,583,967)		(3,083,731)		(901,479)		(6,569,177)
Net fee and commission income		225,366		698,581		352,773		1,276,720
Fee and commission income		266,494		760,802		428,994		1,456,290
Fee and commission expense		(41,128)		(62,221)		(76,221)		(179,570)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		—		—		521,388		521,388
Net other operating income(expenses)		(873,023)		(250,524)		(83,815)		(1,207,362)
General and administrative expenses		(773,955)		(1,672,741)		(840,604)		(3,287,300)
Operating profit before provision for credit losses		1,149,577		1,357,662		655,476		3,162,715
Provision(reversal) for credit losses		(852,981)		(392,362)		(51,946)		(1,297,289)
Net operating profit		296,596		965,300		603,530		1,865,426
Net other non-operating expense		382		—		(146,745)		(146,363)
Segment profits before income tax		296,978		965,300		456,785		1,719,063
Income tax expense		(71,869)		(233,603)		(114,002)		(419,474)
Profit for the period		225,109		731,697		342,783		1,299,589
Total assets[1]		91,240,750		100,209,693		67,104,573		258,555,016
Total liabilities[1]		83,201,127		114,964,108		40,512,247		238,677,482

[1]	Amount before intra-group transaction adjustment.

59

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Financial information by business segment for the year ended December 31, 2011, follows:

(In millions of Korean won)	Corporate Banking		Retail Banking		Others		Total[1,2]
Operating revenues from external customers	￦	2,235,135	￦	3,259,622	￦	1,992,354	￦	7,487,111

Net interest income		2,555,553		2,824,778		757,104		6,137,435
Interest income		5,077,496		5,704,636		1,763,898		12,546,030
Interest expense		(2,521,943)		(2,879,858)		(1,006,794)		(6,408,595)
Net fee and commission income		236,855		638,133		604,187		1,479,175
Fee and commission income		270,087		736,028		761,716		1,767,831
Fee and commission expense		(33,232)		(97,895)		(157,529)		(288,656)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss		(260)		—		938,213		937,953
Net other operating income(expenses)		(557,013)		(203,289)		(307,150)		(1,067,452)
General and administrative expenses		(720,677)		(1,757,908)		(928,771)		(3,407,356)
Operating profit before provision for credit losses		1,514,458		1,501,714		1,063,583		4,079,755
Provision(reversal) for credit losses		(1,003,971)		(302,197)		2,532		(1,303,636)
Net operating profit		510,487		1,199,517		1,066,115		2,776,119
Net other non-operating expense		316		—		(60,236)		(59,920)
Segment profits before income tax		510,803		1,199,517		1,005,879		2,716,199
Income tax expense		(123,650)		(286,617)		(297,353)		(707,620)
Profit for the period		387,153		912,900		708,526		2,008,579
Total assets[3]		91,303,729		102,088,470		64,336,426		257,728,625
Total liabilities[3]		86,267,554		111,594,827		40,857,846		238,720,227

[1]	Operating revenues by business segment for the year ended December 31, 2011, were restated due to a change of reportable segments.
[2]	Profit or loss of discontinued operations is included.
[3]	Amount before intra-group transaction adjustment

60

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

5.2 Product & Services and Geographical Segments

5.2.1 Product and Services information

Operating revenues from external customers by services for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Corporate banking service	￦	1,923,532	￦	2,235,135
Retail banking service		3,030,403		3,259,622
Other service		1,496,080		1,992,354

	￦	6,450,015	￦	7,487,111

5.2.2 Geographical information

Operating revenues from external customers for the years ended December 31, 2012 and 2011, and major non-current assets as of December 31, 2012 and 2011, are as follows:

	2012				2011
(In millions of Korean won)	Revenues from external customers		Major non-current assets		Revenues from external customers		Major non-current assets
Domestic	￦	6,387,304	￦	3,278,508	￦	7,421,112	￦	3,394,856
United States		11,438		35		12,849		145
New Zealand		8,268		35		7,591		60
China		11,013		—		13,988		669
Japan		30,810		2,653		31,499		2,103
Argentina		10		—		7		—
Vietnam		1,172		429		65		481

	￦	6,450,015	￦	3,281,660	￦	7,487,111	￦	3,398,314

61

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

6. Financial Assets and Financial Liabilities

6.1. Classification and Fair Value

Carrying amount and fair values of financial assets and liabilities as of December 31, 2012 and 2011, are as follows:

	2012				2011
(In millions of Korean won)	Carrying amount		Fair value		Carrying amount		Fair value
Financial assets
Cash and due from financial institutions	￦	9,439,053	￦	9,439,074	￦	8,610,497	￦	8,610,909
Financial assets held for trading		1,687,587		1,687,587		2,371,583		2,371,583
Debt securities		1,383,574		1,383,574		2,251,972		2,251,972
Equity securities		264,174		264,174		90,986		90,986
Others		39,839		39,839		28,625		28,625
Derivatives held for trading		1,818,077		1,818,077		2,040,592		2,040,592
Derivatives held for hedging		183,067		183,067		206,560		206,560
Loans		198,422,569		199,283,020		199,280,046		199,784,214
Available-for-sale financial assets		23,139,122		23,139,122		21,197,969		21,197,969
Debt securities		18,756,830		18,756,830		17,047,606		17,047,606
Equity securities		4,382,042		4,382,042		4,150,363		4,150,363
Others		250		250		—		—
Held-to-maturity financial assets		10,952,294		11,460,399		12,074,794		12,532,681
Other financial assets		7,873,975		7,873,975		7,292,128		7,292,128

	￦	253,515,744	￦	254,884,321	￦	253,074,169	￦	254,036,636

Financial liabilities
Financial liabilities held for trading	￦	39,879	￦	39,879	￦	28,761	￦	28,761
Derivatives held for trading		1,829,221		1,829,221		1,683,297		1,683,297
Derivatives held for hedging		193,230		193,230		153,144		153,144
Deposits		195,339,216		195,771,735		192,496,427		192,719,604
Debts		14,829,349		14,852,261		14,849,430		14,873,276
Debentures		15,595,670		16,952,916		18,553,045		20,018,839
Other financial liabilities		9,542,538		9,542,632		8,732,166		8,753,508

	￦	237,369,103	￦	239,181,874	￦	236,496,270	￦	238,230,429

Fair value is the amount for which an asset could be exchanged, or a liability could be settled, between knowledgeable, willing parties in an arm’s length transaction. For each class of financial assets and financial liabilities, the Bank discloses the fair value of that class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

62

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Methods of determining fair value for financial instruments are as follows:

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including Discounted Cash Flow (DCF) Model, Imputed Market Value Model, Free Cash Flow to Equity Model, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	Discounted Cash Flow Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flow, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate. For those loans with residual maturities of less than three months as of the reporting date and the ones with an interest rate reset period of less than three months, the carrying amount is regarded as representative of fair value.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Bank uses internally developed valuation models that are widely used by market participants to determine fair values of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method and the Monte Carlo Simulation or independent third-party valuation service.

Deposits	Carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate. For those deposits with residual maturities of less than three months as of the reporting date and ones with interest rate reset period of less than three months, the carrying amount is regarded as representative of fair value.

Debts	Fair value is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate. However, for those debts with residual maturities of less than three months as of the reporting date and ones with an interest rate reset period of less than three months, the carrying amount is regarded as representative of fair value.

Debentures	Fair value is determined by using the valuations of independent third-party pricing services, which are calculated using market inputs.

63

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Fair value hierarchy

The Bank believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Bank classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1. This level includes debt securities, equity instruments and derivatives that have a quoted market price in an active market.

Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2. This level includes debt securities, certain private equity funds and general over-the-counter derivatives such as swaps, futures and options.

Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3. This level includes unlisted equity securities and unlisted private equity funds, complex structured bonds and complex over-the-counter derivatives.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

64

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The fair value hierarchy of financial assets and liabilities measured at fair value as of December 31, 2012 and 2011, follows:

	2012
	Fair value hierarchy
(In millions of Korean won)	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	￦	970,421	￦	717,166	￦	—	￦	1,687,587
Debt securities		733,146		650,428		—		1,383,574
Equity securities		197,436		66,738		—		264,174
Others		39,839		—		—		39,839
Derivatives held for trading		—		1,791,228		26,849		1,818,077
Derivatives held for hedging		—		180,302		2,765		183,067
Available-for-sale financial assets[1]		10,919,660		10,727,964		1,491,498		23,139,122
Debt securities		10,021,816		8,735,014		—		18,756,830
Equity securities		897,844		1,992,700		1,491,498		4,382,042
Others		—		250		—		250

	￦	11,890,081	￦	13,416,660	￦	1,521,112	￦	26,827,853

Financial liabilities
Financial liabilities held for trading	￦	39,879	￦	—	￦	—	￦	39,879
Derivatives held for trading		692		1,782,939		45,590		1,829,221
Derivatives held for hedging		—		183,930		9,300		193,230

	￦	40,571	￦	1,966,869	￦	54,890	￦	2,062,330

65

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

	2011
	Fair value hierarchy
(In millions of Korean won)	Level 1		Level 2		Level 3		Total
Financial assets
Financial assets held for trading	￦	1,576,118	￦	795,465	￦	—	￦	2,371,583
Debt securities		1,508,881		743,091		—		2,251,972
Equity securities		38,612		52,374		—		90,986
Others		28,625		—		—		28,625
Derivatives held for trading		162		2,022,919		17,511		2,040,592
Derivatives held for hedging		—		194,075		12,485		206,560
Available-for-sale financial assets		9,749,778		10,563,812		884,379		21,197,969
Debt securities		8,776,339		8,271,267		—		17,047,606
Equity securities[1]		973,439		2,292,545		884,379		4,150,363

	￦	11,326,058	￦	13,576,271	￦	914,375	￦	25,816,704

Financial liabilities
Financial liabilities held for trading	￦	28,761	￦	—	￦	—	￦	28,761
Derivatives held for trading		—		1,653,217		30,080		1,683,297
Derivatives held for hedging		—		131,049		22,095		153,144

	￦	28,761	￦	1,784,266	￦	52,175	￦	1,865,202

[1]

The amounts of equity securities carried at cost in “level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ￦ 44,710 million and ￦ 98,910 million as of December 31, 2012 and 2011, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, probabilities and range of estimated cash flows of the unlisted equity securities which are issued by project financing companies cannot be reasonably assessed. Therefore, these equity securities are carried at cost. The Bank has no plan to sell these instruments in the near future.

66

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

6.2 Level 3 of the fair value hierarchy disclosure

6.2.1 Changes in Level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the year ended December 31, 2012, are as follows:

	Financial investments		Net derivatives
(In millions of Korean won)	Available-for-sale financial assets		Derivatives held for trading		Derivatives held for hedging
Beginning balance	￦	884,379	￦	(12,569)	￦	(9,610)
Total gains or losses
- Profit or loss		(85,538)		(35,587)		15,935
- Other comprehensive income		133,403		—		—
Purchases		66,721		25,746		—
Sales		(53,632)		—		—
Issues		—		(9,940)		—
Settlements		—		13,609		(12,860)
Transfers into level 3		546,165		—		—

Ending balance	￦	1,491,498	￦	(18,741)	￦	(6,535)

Changes in level 3 of the fair value hierarchy for the year ended December 31, 2011, are as follows:

	Financial assets at fair value through profit or loss		Financial investments		Net derivatives
(In millions of Korean won)	Designated at fair value through profit or loss		Available-for- sale financial assets		Derivatives held for trading		Derivatives held for hedging
Beginning balance[1]	￦	139	￦	1,119,507	￦	(72,450)	￦	(29,409)
Total gains or losses
- Profit or loss		(139)		380,869		58,894		32,420
- Other comprehensive income		—		(162,799)		—		—
Purchases		—		78,211		8,651		—
Sales		—		(528,415)		—		—
Issues		—		—		(32,092)		—
Settlements		—		—		24,428		(12,621)
Transfers out of level 3		—		(2,994)		—		—

Ending balance	￦	—	￦	884,379	￦	(12,569)	￦	(9,610)

[1]	Including assets and liabilities transferred to KB Kookmin Card Co., Ltd. for the year ended December 31, 2011.

67

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the year	￦	(35,587)	￦	(69,603)
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting year		(16,935)		(79,470)

	2011
(In millions of Korean won)	Net income from financial investments at fair value through profit or loss		Other operating income
Total gains or losses included in profit or loss for the year	￦	58,766	￦	413,278
Total gains or losses for the year included in profit or loss for financial instruments held at the end of the reporting year		17,406		(23,211)

Sensitivity analysis of fair value of financial instruments classified as level 3

Sensitivity analysis of financial instruments is performed, to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by the unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or most unfavorable. Amongst level 3 financial instruments subject to sensitivity analysis are interest rate-related derivatives and equity-related derivatives whose fair value changes are recognized in profit and loss as well as unlisted equity securities and private equity funds whose fair value changes are recognized in profit and loss or other comprehensive income and loss.

68

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Sensitivity analyses by type of instrument as a result of varying input parameters are as follows:

	Recognition in profit and loss
(In millions of Korean won)	Favorable changes		Unfavorable changes
Financial assets
Derivatives held for trading[1]	￦	4,780	￦	(4,924)
Derivatives held for hedging[1]		197		(202)
Available-for-sale financial assets[2]		382,905		(155,900)

	￦	387,882	￦	(161,026)

Financial liabilities
Derivatives held for trading[1]	￦	3,112	￦	(3,163)
Derivatives held for hedging[1]		176		(169)

	￦	3,288	￦	(3,332)

[1]

For equity-related derivatives, the changes in fair-value are calculated by shifting principal unobservable input parameters such as correlation between the stock price and volatility by +/- 10%. For interest rate-related derivatives, coefficient of correlation between long-term and short-term interest rates or the volatilities of the underlying assets are shifted by +/- 10% to calculate the fair value changes.

[2]

For equity securities, the changes in fair-value are calculated by shifting principal unobservable input parameters such as correlation between growth rate (0~0.5%) and discount rate, or liquidation value (-1~1%) and discount rate. Sensitivity of fair values to unobservable parameters of private equity fund is practically impossible, but in the case of equity fund composed of real-estates, the changes in fair-value are calculated by shifting correlation between discount rate of cash flows from rent (-1%~1%) and volatilities of real estate selling price (-10%~+10%).

6.2.2 Day one gain or loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is amortized by using the straight-line method over the life of the financial instruments. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the year and a reconciliation of changes in the balance of this difference, are as follows:

(In millions of Korean won)	2012		2011
Balance at the beginning of the year (A)	￦	2,057	￦	2,168
New transactions (B)		20,485		3,047
Amounts recognized in profit or loss during the year (C= a+b)		(16,544)		(3,158)
a. Amortization		(4,529)		(508)
b. Settlement		(12,015)		(2,650)

Balance at the end of year (A+B+C)	￦	5,998	￦	2,057

69

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

6.3 Carrying amounts of financial instruments

Financial assets and liabilities are measured at fair value or amortized cost.

Measurement policies for each class of financial assets and financial liabilities are disclosed in Note 3, ‘Significant accounting policies’.

The carrying amounts of financial assets and liabilities by category as of December 31, 2012, are as follows:

	Financial assets at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
(In millions of Korean won)	Held for trading
Financial assets
Cash and due from financial institutions	￦	—	￦	9,439,053	￦	—	￦	—	￦	—	￦	9,439,053
Financial assets at fair value through profit or loss		1,687,587		—		—		—		—		1,687,587
Derivatives		1,818,077		—		—		—		183,067		2,001,144
Loans		—		198,422,569		—		—		—		198,422,569
Financial investments		—		—		23,139,122		10,952,294		—		34,091,416
Other financial assets		—		7,873,975		—		—		—		7,873,975

	￦	3,505,664	￦	215,735,597	￦	23,139,122	￦	10,952,294	￦	183,067	￦	253,515,744

	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives held for hedging		Total
(In millions of Korean won)	Held for trading
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	39,879	￦	—	￦	—	￦	39,879
Derivatives		1,829,221		—		193,230		2,022,451
Deposits		—		195,339,216		—		195,339,216
Debts		—		14,829,349		—		14,829,349
Debentures		—		15,595,670		—		15,595,670
Other financial liabilities		—		9,542,538		—		9,542,538

	￦	1,869,100	￦	235,306,773	￦	193,230	￦	237,369,103

70

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The carrying amounts of financial assets and liabilities by category as of December 31, 2011, are as follows:

	Financial assets at fair value through profit or loss		Loans and receivables		Available- for-sale financial assets		Held-to- Maturity financial assets		Derivatives held for hedging		Total
(In millions of Korean won)	Held for trading
Financial assets
Cash and due from financial institutions	￦	—	￦	8,610,497	￦	—	￦	—	￦	—	￦	8,610,497
Financial assets at fair value through profit or loss		2,371,583		—		—		—		—		2,371,583
Derivatives		2,040,592		—		—		—		206,560		2,247,152
Loans		—		199,280,046		—		—		—		199,280,046
Financial investments		—		—		21,197,969		12,074,794		—		33,272,763
Other financial assets		—		7,292,128		—		—		—		7,292,128

	￦	4,412,175	￦	215,182,671	￦	21,197,969	￦	12,074,794	￦	206,560	￦	253,074,169

	Financial liabilities at fair value through profit or loss		Financial liability at amortized cost		Derivatives held for hedging		Total
(In millions of Korean won)	Held for trading
Financial liabilities
Financial liabilities at fair value through profit or loss	￦	28,761	￦	—	￦	—	￦	28,761
Derivatives		1,683,297		—		153,144		1,836,441
Deposits		—		192,496,427		—		192,496,427
Debts		—		14,849,430		—		14,849,430
Debentures		—		18,553,045		—		18,553,045
Other financial liabilities		—		8,732,166		—		8,732,166

	￦	1,712,058	￦	234,631,068	￦	153,144	￦	236,496,270

71

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

6.4 Transfer of financial assets

The Bank transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss (carrying amount) from its continuing involvement in the derecognized financial assets is as follows:

(In millions of Korean won)	Type of continuing involvement	Carrying amount of continuing involvement in statement of financial position
KB Mortgage Loan 1st Securitization Specialty Co., Ltd.	Subordinated privately placed bonds [1]	￦	69,743
KAMCO Value Recreation 3rd Securitization Specialty Co., Ltd.			7,540
KR ABS Ltd.[2]	Senior debt		21,288
	Mezzanine/subordinate debt		43,143

		￦	141,714

[1]

Transfer of loans and other financial assets to SPEs which occurred prior to the transition date did not meet the derecognition criteria under K-IFRS, but the Bank derecognized these financial assets in accordance with an exception to the retrospective application of K-IFRS.

[2]	Recognized net loss from transferring loans with the SPEs amounts to ￦ 22,734 million.

72

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

7. Due from financial institutions

The details of due from financial institutions as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	2012		2011
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~2.77	￦	3,095,038	￦	3,757,108
	Due from banking institutions	Busan Bank and others	0.00~2.95		306,799		373
	Due from others	Samsung Securities Co., Ltd. and others	1.00		2,816,558		1,510,970

					6,218,395		5,268,451

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	0.00~0.15		317,926		326,210
	Time deposits in foreign currencies	Itau Unibanco S.A NY Branch and others	0.15~0.76		28,516		181,513
	Due from others	Sumitomo Mitsui Banking Corporation and others	—		30,422		14,574

					376,864		522,297

				￦	6,595,259	￦	5,790,748

Due from financial institutions, classified by type of financial institution as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	In Korean won		In foreign currencies		Total
Bank of Korea	￦	3,095,038	￦	120,143	￦	3,215,181
Other banking institutions		306,799		255,504		562,303
Other financial institutions		2,816,558		1,217		2,817,775

	￦	6,218,395	￦	376,864	￦	6,595,259

	2011
(In millions of Korean won)	In Korean won		In foreign currencies		Total
Bank of Korea	￦	3,757,108	￦	185,050	￦	3,942,158
Other banking institutions		373		331,010		331,383
Other financial institutions		1,510,970		6,237		1,517,207

	￦	5,268,451	￦	522,297	￦	5,790,748

73

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Restricted due from financial institutions as of December 31, 2012 and 2011, are as follows:

(in millions of Korean won)		Financial Institution	2012		2011		Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	￦	3,095,038	￦	3,757,108	Bank of Korea Act
	Due from banking institutions	Hana Bank and others		206,700		—	Agreement for allocation of deposit
	Due from others	The Korea Exchange		—		250	Market entry deposit

				3,301,738		3,757,358

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others		122,606		185,050	Bank of Korea Act and others
	Time deposits in foreign currencies	Sumitomo Mitsui Banking Corporation New York		6,962		48,810	New York state banking law
	Due from others	Ong First Tradition Pte. and others		1,825		5,964	Derivatives margin account and others

				131,393		239,824

			￦	3,433,131	￦	3,997,182

74

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

8. Assets pledged as collaterals

The details of assets pledged as collaterals as of December 31, 2012 and 2011, are as follows:

		2012
(In millions of Korean won) Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
Held-to-maturity financial assets	Korea Securities Depository and others	￦	3,602,681	￦	3,602,000	Bonds sold under repurchase agreements
	Bank of Korea		965,072		960,000	Borrowings from Bank of Korea
	Bank of Korea		781,389		776,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		348,139		348,000	Derivatives transitions
	Others		1,229,856		1,208,500	Others

			6,927,137		6,895,300

Accounts receivable	Others		1,482,638		1,482,638	Covered Bond

Mortgage loans	Others		1,058,470		1,054,834	Covered Bond

		￦	9,468,245	￦	9,432,772

		2011
(In millions of Korean won) Assets pledged	Pledgee	Carrying amount		Collateralized amount		Reason of pledge
Held-to-maturity financial assets	Korea Securities Depository and others	￦	1,678,217	￦	1,678,000	Bonds sold under repurchase agreements
	Bank of Korea		1,063,228		1,070,000	Borrowings from Bank of Korea
	Bank of Korea		938,200		934,800	Settlement risk of Bank of Korea
	Samsung Futures Inc. and others		784,544		789,807	Derivatives transitions
	Others		1,224,999		1,200,300	Others

			5,689,188		5,672,907

Accounts receivable	Others		1,629,332		1,629,332	Covered Bond

Mortgage loans	Others		1,287,527		1,282,791	Covered Bond

		￦	8,606,047	￦	8,585,030

75

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2012 and 2011, is as follows:

	2012
(In millions of Korean won)	Fair value of collateral		Fair value of collateral sold or repledged
Securities	￦	3,561,350	￦	—

	￦	3,561,350	￦	—

	2011
(In millions of Korean won)	Fair value of collateral		Fair value of collateral sold or repledged
Securities	￦	1,852,017	￦	—

	￦	1,852,017	￦	—

Loaned securities as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011		Borrower
Government and public bonds	￦	213,905	￦	170,279	Korea Securities Finance Corp., Korea Securities Depository and other
Stocks		30,573		6,635	Korea Securities Depository and others

	￦	244,478	￦	176,914

76

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

9. Derivative financial instruments and hedge accounting

The Bank’s derivative operations focus on addressing the needs of the Bank’s corporate clients to hedge their risk exposure and to hedge the Bank’s risk exposure that results from such client contracts. The Bank also engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Bank’s own assets and liabilities. In addition, the Bank engages in proprietary trading of derivatives within the Bank’s regulated open position limits.

The Bank provides and trades a range of derivatives products, including:

•	Interest rate swaps, relating to interest rate risks in Korean won.

•	Cross-currency swaps, forwards and options relating to foreign exchange rate risks.

•	Stock price index options linked with the KOSPI index.

In particular, the Bank uses cross currency swaps, interest rate swaps and others to hedge the risk of changes in fair values due to changes in interest rates and foreign exchange rates of subordinated debts in Korean won, structured debts and financial debentures in foreign currencies.

The details of derivative financial instruments for trading as of December 31, 2012, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	481,000	￦	—	￦	—
Swaps		144,814,332		841,174		945,631
Options		10,715,347		79,942		78,149

		156,010,679		921,116		1,023,780

Currency
Forwards		17,105,575		264,578		328,505
Futures[1]		488,223		—		—
Swaps		13,333,072		576,857		409,519
Options		334,912		3,215		2,638

		31,261,782		844,650		740,662

Stock and index
Futures[1]		82,114		—		—
Swaps		127,500		9,390		7,005
Options		1,264,351		41,684		56,614

		1,473,965		51,074		63,619

Others		60,000		1,237		1,160

	￦	188,806,426	￦	1,818,077	￦	1,829,221

77

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The details of derivative financial instruments for trading as of December 31, 2011, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Futures[1]	￦	1,517,610	￦	—	￦	—
Swaps		110,448,714		521,514		649,232
Options		11,997,483		69,952		69,979

		123,963,807		591,466		719,211

Currency
Forwards		31,115,695		916,531		383,778
Futures[1]		172,751		—		—
Swaps		16,110,925		509,085		536,446
Options		348,644		3,151		1,400

		47,748,015		1,428,767		921,624

Stock and index
Futures[1]		25,068		—		—
Swaps		14,746		1,296		251
Options		900,555		16,623		39,897

		940,369		17,919		40,148

Others		60,000		2,440		2,314

	￦	172,712,191	￦	2,040,592	￦	1,683,297

[1]	A gain or loss from daily marking to market futures is reflected in the margin accounts.

78

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Fair value hedge

The details of derivatives designated as fair value hedging instruments as of December 31, 2012, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	1,921,251	￦	180,719	￦	6,642
Currency
Swap		1,071,100		—		183,930
Others		140,000		2,348		2,658

	￦	3,132,351	￦	183,067	￦	193,230

The details of derivatives designated as fair value hedging instruments as of December 31, 2011, are as follows:

(In millions of Korean won)	Notional amount		Assets		Liabilities
Interest rate
Swaps	￦	4,343,294	￦	206,560	￦	12,564
Currency
Swap		1,153,300		—		127,780
Other		190,000		—		12,800

	￦	5,686,594	￦	206,560	￦	153,144

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Gains(losses) on hedging instruments	￦	(14,654)	￦	111,985
Gains(losses) on the hedged item attributable to the hedged risk		37,641		(88,653)

	￦	22,987	￦	23,332

79

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

10. Loans

Loans as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Loans	￦	200,865,237	￦	201,940,626
Deferred loan origination fees and costs		421,822		400,199
Less: Allowances for loan losses		(2,864,490)		(3,060,779)

Carrying amount	￦	198,422,569	￦	199,280,046

Loans to banks as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Loans	￦	4,565,688	￦	4,276,650
Less: Allowances for loan losses		(9)		(334)

Carrying amount	￦	4,565,679	￦	4,276,316

Loans to customers other than banks as of December 31, 2012 and 2011, consist of:

	2012
(In millions of Korean won)	Retail		Corporate		Total
Loans in Korean won	￦	101,278,505	￦	82,485,211	￦	183,763,716
Loans in foreign currencies		52,090		3,072,877		3,124,967
Domestic import usance bills		—		3,595,144		3,595,144
Off-shore funding loans		—		753,885		753,885
Call loans		—		1,020,000		1,020,000
Bills bought in Korean won		—		30,343		30,343
Bills bought in foreign currencies		—		2,521,032		2,521,032
Guarantee payments under payment guarantee		—		45,154		45,154
Bonds purchased under repurchase agreements		—		1,203,000		1,203,000
Privately placed bonds		—		664,130		664,130

		101,330,595		95,390,776		196,721,371
Allowances		(680,091)		(2,184,390)		(2,864,481)

	￦	100,650,504	￦	93,206,386	￦	193,856,890

Proportion (%)		51.51		48.49		100.00

80

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Retail		Corporate		Total
Loans in Korean won	￦	103,116,549	￦	80,192,463	￦	183,309,012
Loans in foreign currencies		55,895		3,960,711		4,016,606
Domestic import usance bills		—		4,277,672		4,277,672
Off-shore funding loans		—		893,288		893,288
Call loans		—		1,010,000		1,010,000
Bills bought in Korean won		—		104,487		104,487
Bills bought in foreign currencies		—		2,720,469		2,720,469
Guarantee payments under payment guarantee		—		55,561		55,561
Bonds purchased under repurchase agreements		—		800,000		800,000
Privately placed bonds		—		877,080		877,080

		103,172,444		94,891,731		198,064,175
Allowances		(635,108)		(2,425,337)		(3,060,445)

	￦	102,537,336	￦	92,466,394	￦	195,003,730

Proportion (%)		52.09		47.91		100.00

81

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The changes in deferred loan origination fees and costs for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending
Deferred loan origination costs
Loans in Korean won	￦	448,123	￦	272,085	￦	259,353	￦	—	￦	460,855
Other origination costs		201		429		287		—		343

		448,324		272,514		259,640		—		461,198

Deferred loan origination fees
Loans in Korean won		43,021		8,741		18,706		—		33,056
Other origination fees		5,104		2,965		1,740		(9)		6,320
		48,125		11,706		20,446		(9)		39,376

	￦	400,199	￦	260,808	￦	239,194	￦	9	￦	421,822

	2011
(In millions of Korean won)	Beginning		Increase		Decrease		Other		Ending
Deferred loan origination costs
Loans in Korean won	￦	365,775	￦	254,099	￦	171,751	￦	—	￦	448,123
Other origination costs		—		263		62		—		201

		365,775		254,362		171,813		—		448,324

Deferred loan origination fees
Loans in Korean won		46,074		17,541		20,594		—		43,021
Credit card		2,438		—		867		(1,571)		—
Other origination fees		5,379		2,211		2,487		1		5,104

		53,891		19,752		23,948		(1,570)		48,125

	￦	311,884	￦	234,610	￦	147,865	￦	1,570	￦	400,199

82

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

11. Allowances for Loan Losses

The changes in the allowances for loan losses for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Retail		Corporate		Total
Beginning	￦	635,108	￦	2,425,671	￦	3,060,779
Written-off		(451,570)		(1,193,535)		(1,645,105)
Recoveries from written-off loans		101,920		161,133		263,053
Sale		(6,082)		(96,951)		(103,033)
Other changes		3,476		(30,381)		(26,905)
Provision[1]		397,239		918,462		1,315,701

Ending	￦	680,091	￦	2,184,399	￦	2,864,490

	2011
(In millions of Korean won)	Retail		Corporate		Credit card		Total
Beginning	￦	506,877	￦	2,751,998	￦	327,476	￦	3,586,351
Written-off		(286,592)		(1,459,345)		—		(1,745,937)
Recoveries from written-off loans		117,531		160,605		33,753		311,889
Sale		(4,377)		(114,254)		—		(118,631)
Other changes		3,798		(18,348)		22		(14,528)
Provision(Reversal)1,[2]		297,871		1,105,015		(469)		1,402,417
Spin-off		—		—		(360,782)		(360,782)

Ending	￦	635,108	￦	2,425,671	￦	—	￦	3,060,779

[1]

Provision for credit losses in statements of comprehensive income also include provision(reversal) for unused commitments and guarantees (Note 22), provision(reversal) for financial guarantee contracts (Note 22), and provision(reversal) for other financial asset (Note 17).

[2]	The amount of ￦ 469 million of loss from discontinued operations for the year ended December 31, 2011, is included.

The amounts of written-off loans, over which the Bank still has a right to claim against the borrowers and guarantors, are
￦ 11,077,657 million and ￦ 10,046,373 million as of December 31, 2012 and 2011, respectively.

83

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The coverage ratio of allowances for loan losses as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Loans	￦	201,287,059	￦	202,340,825
Allowances for loan losses		2,864,490		3,060,779
Ratio (%)		1.42		1.51

12. Financial assets at fair value through profit or loss and Financial Investments

The details of financial assets at fair value through profit or loss and financial investments as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Financial assets held for trading
Debt securities:
Government and public bonds	￦	370,731	￦	787,830
Financial bonds		1,002,986		1,464,142
Corporate bonds		9,857		—
Others
Equity securities:		152,988		38,611
Stocks		111,186		52,375
Beneficiary certificates		39,839		28,625

Others		1,687,587		2,371,583

Total financial assets at fair value through profit or loss	￦	1,687,587	￦	2,371,583

Available-for-sale financial assets
Debt securities:
Government and public bonds	￦	5,894,080	￦	5,736,379
Financial bonds		6,854,865		5,760,914
Corporate bonds		4,608,869		3,812,887
Asset-backed securities		1,399,016		1,737,426
Equity securities:
Stocks		1,614,753		1,647,305
Equity investments		89,128		83,583
Beneficiary certificates		2,678,161		2,419,475
Others		250		—

		23,139,122		21,197,969

Held-to-maturity financial assets
Debts securities:
Government and public bonds		3,749,578		5,016,861
Financial bonds		1,285,684		1,080,654
Corporate bonds		5,638,737		5,638,668
Asset-backed securities		278,295		338,611

		10,952,294		12,074,794

Total financial investments	￦	34,091,416	￦	33,272,763

84

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The impairment losses and the reversal of impairment losses in financial investment for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(262,751)	￦	—	￦	(262,751)
Held-to-maturity financial assets		(154)		—		(154)

	￦	(262,905)	￦	—	￦	(262,905)

	2011
(In millions of Korean won)	Impairment		Reversal		Net
Available-for-sale financial assets	￦	(52,092)	￦	20,517	￦	(31,575)
Held-to-maturity financial assets		(150)		117		(33)

	￦	(52,242)	￦	20,634	￦	(31,608)

85

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

13. Investments in associates and subsidiaries

Investments in associates and subsidiaries as of December 31, 2012 and 2011, are as follows:

	2012
(in millions of Korean won) (in thousands of US dollars)	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	121,817	￦	125,004	￦	125,478	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,790		2,769	Credit information	Korea
UAMCO., Ltd.[1]	17.50		85,050		120,916		84,792	Other finance	Korea
JSC Bank CenterCredit
Ordinary share [2]	29.56		954,104		250,692		281,889	Banking	Kazakhstan
Preference share [2]	93.15							Banking	Kazakhstan
KB06-1 Venture Investment Partnership[3]	50.00		3,500		1,920		1,920	Investment finance	Korea
KB08-1 Venture Investment Partnership[3]	66.67		13,000		19,565		13,725	Investment finance	Korea
KB12-1 Venture Investment Partnership[3]	80.00		12,000		11,939		12,000	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00		19,290		17,257		19,290	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[1]	17.72		191,617		201,182		191,617	Other finance	Korea
CH Engineering Co., Ltd. [4]	41.73		—		107		—	Architectural design and Service	Korea
Evalley Co., Ltd. [4]	46.24		—		—		—	Software advisory, development, and supply	Korea
Shinla Construction Co., Ltd.[4]	20.17		—		—		—	Specialty construction	Korea
PyungJeon Industries Co.,LTD.[4]	15.65		—		—		—	Specialty construction	Korea
Kores Co., Ltd. [5]	16.01		634		1,384		634	Manufacture of automobile components	Korea
KB GwS Private Securities Investment Trust	20.93		89,124		97,364		89,124	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99		24,677		1,630		24,677	Operation of Highways and Related facilities	Korea
KoFC POSCO HANHWA KB shared growth No.2 Private Equity Fund	20.00		5,000		4,485		5,000	Investment finance	Korea

			1,524,313		857,235		852,915

Subsidiaries
Kookmin Bank Int’l Ltd.(London)[6]	100.00	USD	30,392		67,148		67,396	Banking	England
Kookmin Bank Hong Kong Ltd. [6]	100.00	USD	20,000		123,574		105,643	Banking	Hong Kong
Kookmin Bank Cambodia PLC. [6]	92.44	USD	16,539		16,339		18,422	Banking	Cambodia
Kookmin Bank(China) Ltd. [6]	100.00	USD	383,875		412,028		418,155	Banking	China

		USD	450,806		619,089		609,616

				￦	1,476,324	￦	1,462,531

86

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

	2011
(in millions of Korean won) (in thousands of US dollars)	Ownership (%)	Acquisition cost		Share of net asset amount		Carrying amount		Industry	Location
Associates
Balhae Infrastructure Fund[1]	12.61	￦	125,597	￦	128,778	￦	129,258	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500		3,766		2,769	Credit information	Korea
UAMCO., Ltd.[1]	17.50		85,050		103,617		84,792	Other finance	Korea
JSC Bank CenterCredit
Ordinary share [2]	29.56		954,104		271,941		365,059	Banking	Kazakhstan
Preference share[2]	93.15							Banking	Kazakhstan
KB06-1 Venture Investment Partnership[3]	50.00		5,000		3,930		5,183	Investment finance	Korea
KB08-1 Venture Investment Partnership[3]	66.67		20,000		23,316		20,725	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00		17,310		17,304		17,310	Investment finance	Korea
United PF 1st Recovery Private Equity Fund[1]	18.50		148,000		149,099		148,000	Other finance	Korea

		￦	1,359,561		701,751		773,096

Subsidiaries
Kookmin Bank Int’l Ltd.(London) [6]	100.00	USD	30,392		67,708		67,396	Banking	England
Kookmin Bank Hong Kong Ltd. [6]	100.00	USD	20,000		122,748		105,643	Banking	Hong Kong
Kookmin Bank Cambodia PLC. [6]	53.19	USD	9,506		9,174		10,375	Banking	Cambodia

		USD	59,898		199,630		183,414

				￦	901,381	￦	956,510

87

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

[1]

As of December 31, 2012 and 2011, the Bank is represented in governing body of Balhae Infrastructure Fund, Korea Credit Bureau Co., Ltd., UAMCO., Ltd., United PF 1st Recovery Private Equity Fund and Incheon Bridge Co., Ltd., and has business relationships with those associates. Therefore, the Bank has significant influence over the decision-making process relating to their financial and business policies.

[2]

The Bank determined that ordinary shares and convertible preference shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, ordinary shares and convertible preference shares are not presented separately. Fair value of ordinary shares of JSC Bank CenterCredit, reflecting the quoted market price as of December 31, 2012 and 2011, amounts to ￦ 65,821 million and ￦ 89,669 million, respectively.

[3]	As of December 31, 2012 and 2011, the Bank is a partner in a limited partnership and does not have the right to control over these entities.
[4]

The shares of CH Engineering Co., Ltd., Evalley Co., Ltd., Shinla Construction Co., Ltd. and PyungJeon Industries Co.,LTD., acquired through debt-equity swap, are reclassified as investments in associates due to termination of rehabilitation procedures.

[5]	As the corporate restructuring is in progress, the Bank has significant influence through participation in creditors’ consultative council.
[6]	Acquisition costs of investments in subsidiaries are presented in US dollars.

The changes in investments in associates and subsidiaries for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Beginning		Acquisition		Disposal		Impairment losses		Ending
Associates
Balhae Infrastructure Fund	￦	129,258	￦	2,660	￦	(6,440)	￦	—	￦	125,478
Korea Credit Bureau Co., Ltd.		2,769		—		—		—		2,769
UAMCO., Ltd.		84,792		—		—		—		84,792
JSC Bank CenterCredit[1]		365,059		—		—		(83,170)		281,889
KB06-1 Venture Investment Partnership		5,183		—		(1,500)		(1,763)		1,920
KB08-1 Venture Investment Partnership		20,725		—		(7,000)		—		13,725
KB12-1 Venture Investment Partnership		—		12,000		—		—		12,000
KoFC KBIC Frontier Champ 2010-5 (PEF)		17,310		1,980		—		—		19,290
United PF 1st Recovery Private Equity Fund		148,000		43,617		—		—		191,617
Kores Co., Ltd.		—		634		—		—		634
KB GwS Private Securities Investment Trust		—		90,989		(1,865)		—		89,124
Incheon Bridge Co., Ltd.		—		24,677		—		—		24,677
KoFC POSCO HANHWA KB shared growth No.2 Private Equity Fund		—		5,000		—		—		5,000
Subsidiaries
Kookmin Bank Int’l Ltd.(London)		67,396		—		—		—		67,396
Kookmin Bank Hong Kong Ltd.		105,643		—		—		—		105,643
Kookmin Bank Cambodia PLC.		10,375		8,047		—		—		18,422
Kookmin Bank(China) Ltd.		—		418,155		—		—		418,155

	￦	956,510	￦	607,759	￦	(16,805)	￦	(84,933)	￦	1,462,531

88

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Beginning		Acquisition		Disposal		Impairment losses		Others		Ending
Associates
Balhae Infrastructure Fund	￦	120,195	￦	9,063	￦	—	￦	—	￦	—	￦	129,258
Korea Credit Bureau Co., Ltd.		2,769		—		—		—		—		2,769
UAMCO., Ltd.		84,792		—		—		—		—		84,792
JSC Bank CenterCredit[1]		390,157		—		—		(21,359)		(3,739)		365,059
KB06-1 Venture Investment Partnership		10,183		—		(5,000)		—		—		5,183
KB08-1 Venture Investment Partnership		20,725		—		—		—		—		20,725
KoFC KBIC Frontier Champ 2010-5 (PEF)		6,300		11,010		—		—		—		17,310
United PF 1st Recovery Private Equity Fund		—		148,000		—		—		—		148,000
Subsidiaries										—
Kookmin Bank Int’l Ltd.(London)		67,396		—		—		—		—		67,396
Kookmin Bank Hong Kong Ltd.		105,643		—		—		—		—		105,643
Kookmin Bank Cambodia PLC.		10,375		—		—		—		—		10,375

	￦	818,535	￦	168,073	￦	(5,000)	￦	(21,359)	￦	(3,739)	￦	956,510

[1]

Kazakhstan has been experiencing liquidity problems and roll-over of borrowings in the financial sector due to depression of its domestic economy mainly driven by delays of recovery in the local real estate market and global credit crunch. The Bank determined that the decrease in the investment value of its BCC shares were not expected to recover in the near future due to an adverse economic condition in Kazakhstan, particularly the real estate market and the fact that loan portfolio of BCC consisted mainly of loans collateralized by real estates. The recoverable amount of shares of JSC Bank CenterCredit, obtained from an independent third-party valuation service as of December 31, 2012 and 2011, amounts to ￦ 281,889 million and
￦ 365,059 million, respectively. Carrying value of shares of JSC Bank CenterCredit before recognizing impairment losses, amounts to ￦ 365,059 million and ￦ 386,418 million, respectively.

89

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

14. Property and Equipment, and Investment Property

The details of property and equipment as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	￦	1,933,325	￦	—	￦	(581)	￦	1,932,744
Buildings		1,143,131		(304,630)		(2,661)		835,840
Leasehold improvements		500,732		(452,703)		—		48,029
Equipment and vehicles		1,425,437		(1,318,725)		—		106,712
Construction in-progress		893		—		—		893
Financial lease assets		55,908		(46,141)		—		9,767

	￦	5,059,426	￦	(2,122,199)	￦	(3,242)	￦	2,933,985

	2011
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Accumulated impairment losses		Carrying amount
Land	￦	1,941,740	￦	—	￦	(581)	￦	1,941,159
Buildings		1,133,978		(280,699)		(2,661)		850,618
Leasehold improvements		467,977		(416,051)		—		51,926
Equipment and vehicles		1,515,306		(1,370,380)		—		144,926
Construction in-progress		1,074		—		—		1,074
Financial lease assets		43,756		(33,695)		—		10,061

	￦	5,103,831	￦	(2,100,825)	￦	(3,242)	￦	2,999,764

90

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The changes in property and equipment for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Beginning		Acquisition		Transfers[1]		Disposal		Depreciation		Others		Ending
Land	￦	1,941,159	￦	40	￦	(6,505)	￦	(1,878)	￦	—	￦	(72)	￦	1,932,744
Buildings		850,618		843		14,217		(2,667)		(26,927)		(244)		835,840
Leasehold improvements		51,926		793		31,537		(61)		(38,738)		2,572		48,029
Equipment and vehicles		144,926		59,215		—		(352)		(96,849)		(228)		106,712
Construction in-progress		1,074		49,646		(49,827)		—		—		—		893
Financial lease assets		10,061		12,152		—		—		(12,446)		—		9,767

	￦	2,999,764	￦	122,689	￦	(10,578)	￦	(4,958)	￦	(174,960)	￦	2,028	￦	2,933,985

	2011
(In millions of Korean won)	Beginning[2]		Acquisition		Transfers[1]		Disposal		Depreciation		Others		Changes due to spin-off		Ending
Land	￦	1,986,673	￦	195	￦	556	￦	(18)	￦	—	￦	27	￦	(46,274)	￦	1,941,159
Buildings		880,872		560		27,196		(26)		(26,594)		92		(31,482)		850,618
Leasehold improvements		49,679		345		39,183		(220)		(43,154)		6,216		(123)		51,926
Equipment and vehicles		168,686		99,066		—		(781)		(108,776)		3		(13,272)		144,926
Construction in-progress		119		69,848		(68,893)		—		—		—		—		1,074
Financial lease assets		10,605		10,711		—		—		(11,255)		—		—		10,061

	￦	3,096,634	￦	180,725	￦	(1,958)	￦	(1,045)	￦	(189,779)	￦	6,338	￦	(91,151)	￦	2,999,764

[1]	Including transfers from investment property and assets held for sale.
[2]	The amount of ￦ 90,010 million related to the spin-off of credit card business from the Bank is included.

The changes in accumulated impairment losses of property and equipment for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)

2012
Beginning	Impairment	Reversal	Others	Ending
￦ (3,242)	￦ —	￦ —	￦ —	￦(3,242)

(In millions of Korean won)

2011
Beginning	Impairment	Reversal	Others	Ending
￦ (3,251)	￦ —	￦ —	￦9	￦(3,242)

91

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The details of investment property as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount
Land	￦	70,046	￦	—	￦	70,046
Buildings		30,761		(8,603)		22,158

	￦	100,807	￦	(8,603)	￦	92,204

	2011
(In millions of Korean won)	Acquisition cost		Accumulated depreciation		Carrying amount
Land	￦	68,844	￦	—	￦	68,844
Buildings		29,871		(7,804)		22,067

	￦	98,715	￦	(7,804)	￦	90,911

As of December 31, 2012 and 2011, fair values of the investment properties amount to ￦ 87,130 million and ￦ 84,636 million, respectively. The investment properties were valued by qualified independent appraisers with experience in valuing similar properties in the same location.

Rental income from the above investment properties for the years ended December 31, 2012 and 2011, amounts to ￦ 856 million and ￦ 1,268 million, respectively.

The changes in investment property for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Beginning		Transfers		Depreciation		Ending
Land	￦	68,844	￦	1,202	￦	—	￦	70,046
Buildings		22,067		812		(721)		22,158

	￦	90,911	￦	2,014	￦	(721)	￦	92,204

	2011
(In millions of Korean won)	Beginning		Transfers		Depreciation		Ending
Land	￦	73,095	￦	(4,251)	￦	—	￦	68,844
Buildings		24,093		(1,317)		(709)		22,067

	￦	97,188	￦	(5,568)	￦	(709)	￦	90,911

92

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Property and equipment insured as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won) Type	Assets insured	Insurance coverage				Insurance company
		2012		2011
General property insurance	Buildings[1]	￦	1,100,860	￦	1,022,752	Samsung Fire & Marine Insurance Co., Ltd. and others
	Leasehold improvements		105,518		122,901
	Equipment and vehicles and others		82,741		111,367

		￦	1,289,119	￦	1,257,020

[1]	Buildings include office buildings, investment properties and assets held for sale.

15. Intangible Assets

The details of intangible assets as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	￦	65,288	￦	—	￦	—	￦	65,288
Other intangible assets		647,134		(452,150)		(4,801)		190,183

	￦	712,422	￦	(452,150)	￦	(4,801)	￦	255,471

	2011
(In millions of Korean won)	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Goodwill	￦	65,288	￦	—	￦	—	￦	65,288
Other intangible assets		603,024		(357,184)		(3,489)		242,351

	￦	668,312	￦	(357,184)	￦	(3,489)	￦	307,639

The goodwill arose from the merger of Housing & Commercial Bank (“H&CB”), and there is no change in goodwill for the years ended December 31, 2012 and 2011.

93

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The details of allocating goodwill to cash-generating units and related information for impairment testing as of December 31, 2012, are as follows:

(In millions of Korean won)	Housing & Commercial Bank				Total
	Retail Banking		Corporate Banking
Carrying amounts	￦	49,315	￦	15,973	￦	65,288
Recoverable amount exceeded carrying amount		86,263		106,736		192,999
Discount rate (%)		14.2		14.4
Permanent growth rate (%)		2.9		2.9

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Bank recognized the amount of ￦ 65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of those respective amounts, the amounts of ￦ 49,315 million and ￦ 15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually, and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of the cash-generating unit, the Bank measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Bank uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 2.9% for Retail Banking and Corporate Banking every year. The key assumptions used for the estimation of the future cash flows are the market size and the Bank’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

94

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The details of intangible assets, excluding goodwill, as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	797	￦	(720)	￦	—	￦	77
Software		518,097		(391,276)		—		126,821
Other intangible assets		104,827		(43,830)		(4,801)		56,196
Finance leases assets		23,413		(16,324)		—		7,089

	￦	647,134	￦	(452,150)	￦	(4,801)	￦	190,183

	2011
(In millions of Korean won)	Acquisition cost		Accumulated amortization		Accumulated impairment losses		Carrying amount
Industrial property rights	￦	756	￦	(694)	￦	—	￦	62
Software		485,546		(307,620)		—		177,926
Other intangible assets		97,662		(38,226)		(3,489)		55,947
Finance leases assets		19,060		(10,644)		—		8,416

	￦	603,024	￦	(357,184)	￦	(3,489)	￦	242,351

The changes in intangible assets excluding goodwill for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Beginning		Acquisition		Disposal		Amortization		Others		Ending
Industrial property rights	￦	62	￦	40	￦	—	￦	(25)	￦	—	￦	77
Software		177,926		32,800		(2)		(83,903)		—		126,821
Other intangible assets[1]		55,947		9,056		(1,800)		(5,145)		(1,862)		56,196
Finance leases assets		8,416		4,353		—		(5,680)		—		7,089

	￦	242,351	￦	46,249	￦	(1,802)	￦	(94,753)	￦	(1,862)	￦	190,183

[1]	Impairment losses in membership rights classified as other intangible assets with indefinite useful lives are recognized because their recoverable amount is lower than their carrying amount.

95

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Beginning[1]		Acquisition		Disposal		Amortization		Others		Changes due to spin-off		Ending
Industrial property rights	￦	89	￦	21	￦	—	￦	(26)	￦	—	￦	(22)	￦	62
Software		259,967		37,182		—		(95,284)		—		(23,939)		177,926
Other intangible assets[2]		55,479		19,715		(7,438)		(4,450)		(3,484)		(3,875)		55,947
Finance leases assets		7,777		5,404		—		(4,765)		—		—		8,416

	￦	323,312	￦	62,322	￦	(7,438)	￦	(104,525)	￦	(3,484)	￦	(27,836)	￦	242,351

[1]	The amount of ￦ 23,698 million related to the spin-off of credit card business from the Bank is included.
[2]	Membership rights classified as other intangible assets with indefinite useful lives recognized impairment losses because their recoverable amount is lower than their carrying amount.

The changes in accumulated impairment losses on intangible assets for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Beginning	Impairment	Reversal		Others		Ending
Accumulated impairment losses on intangible assets	￦ (3,489)	￦ (1,358)	￦	2	￦	44	￦ (4,801)

	2011
(In millions of Korean won)	Beginning	Impairment	Reversal		Others		Ending
Accumulated impairment losses on intangible assets	￦ —	￦ (3,489)	￦	—	￦	—	￦ (3,489)

96

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

16. Deferred income tax assets and liabilities

The details of deferred income tax assets and liabilities as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Assets		Liabilities		Net amount
Other provisions	￦	76,775	￦	—	￦	76,775
Impairment losses on property and equipment		2,111		—		2,111
Interest on equity index-linked deposits		722		—		722
Share-based payments		6,044		—		6,044
Provisions for guarantees		50,396		—		50,396
Gains(losses) from valuation on derivatives		—		(36,789)		(36,789)
Present value discount		59		—		59
Gains(losses) from fair value hedge		30,802		—		30,802
Accrued interest		—		(63,382)		(63,382)
Deferred loan origination fees and costs		—		(84,215)		(84,215)
Gains from revaluation		—		(274,170)		(274,170)
Investments in subsidiaries and associates		—		(22,345)		(22,345)
Others		328,939		(181,099)		147,840

		495,848		(662,000)		(166,152)
Off-setting of deferred income tax assets and liabilities		(495,848)		495,848		—

Total	￦	—	￦	(166,152)	￦	(166,152)

	2011
(In millions of Korean won)	Assets		Liabilities		Net amount
Other provisions	￦	71,268	￦	—	￦	71,268
Impairment losses on property and equipment		3,065		—		3,065
Interest on equity index-linked deposits		1,785		—		1,785
Share-based payments		4,015		—		4,015
Provisions for guarantees		75,250		—		75,250
Gains(losses) from valuation on derivatives		—		(109,427)		(109,427)
Present value discount		73		—		73
Gains(losses) from fair value hedge		26,522		—		26,522
Accrued interest		—		(78,691)		(78,691)
Deferred loan origination fees and costs		—		(96,848)		(96,848)
Gains from revaluation		—		(274,254)		(274,254)
Investments in subsidiaries and associates		—		(22,345)		(22,345)
Others		304,734		(175,729)		129,005

		486,712		(757,294)		(270,582)
Off-setting of deferred income tax assets and liabilities		(486,712)		486,712		—

Total	￦	—	￦	(270,582)	￦	(270,582)

97

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦ 17,771 million associated with investment in subsidiaries and others as of December 31, 2012, due to the following reasons:

•	The Bank is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not reverse in the foreseeable future.

No deferred income tax liabilities have been recognized for the taxable temporary difference of ￦ 65,288 million arising from the initial recognition of goodwill from merger of Housing and Commercial Bank as of December 31, 2012.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ￦ 463,398 million associated with investments in subsidiaries and associates as of December 31, 2012, because it is not probable that the temporary differences will reverse in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ￦ 10 million, ￦ 817 million, ￦ 80,204 million and ￦ 6,870 million associated with share-based payments, other provisions, loss on SPE repurchase and others, respectively, as of December 31, 2012, due to the uncertainty that these will be realized in the future.

98

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The changes in cumulative temporary differences for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Beginning		Decrease		Increase		Ending
Deductible temporary differences
Losses (gains) from fair value hedge	￦	109,596	￦	109,596	￦	127,281	￦	127,281
Other provisions		294,862		294,862		318,070		318,070
Impairment losses on property and equipment		12,666		12,666		8,723		8,723
Interest on equity index-linked deposits		7,378		7,378		2,985		2,985
Share-based payments		19,138		19,138		24,986		24,986
Provisions for guarantees		310,950		310,950		208,247		208,247
Present value discount		303		303		245		245
Loss on SPE repurchase		80,204		—		—		80,204
Investment in subsidiaries and associates		380,228		—		83,170		463,398
Others		1,264,449		863,768		965,435		1,366,116

		2,479,774	￦	1,618,661	￦	1,739,142		2,600,255

Unrecognized deferred income tax assets:
Share-based payments		2,546						10
Other provisions		365						817
Loss on SPE repurchase		80,204						80,204
Investment in subsidiaries and associates		380,228						463,398
Others		5,224						6,870

	￦	2,011,207					￦	2,048,956

Tax rate (%)		24.2						24.2

Total deferred income tax assets from deductible temporary differences	￦	486,712					￦	495,848

99

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

	2012
(In millions of Korean won)	Beginning		Decrease		Increase		Ending
Taxable temporary differences
Accrued interest	￦	(325,170)	￦	(284,430)	￦	(221,168)	￦	(261,908)
Deferred loan origination fees and costs		(400,199)		(400,199)		(347,996)		(347,996)
Gains (losses) from valuation on derivatives		(452,179)		(452,179)		(152,020)		(152,020)
Goodwill from merger		(65,288)		—		—		(65,288)
Gains from revaluation		(1,133,280)		(347)		—		(1,132,933)
Investment in subsidiaries and associates		(110,103)		—		—		(110,103)
Others		(726,154)		(285,540)		(307,731)		(748,345)

		(3,212,373)	￦	(1,422,695)	￦	(1,028,915)		(2,818,593)

Unrecognized deferred income tax liabilities:
Goodwill from merger		(65,288)						(65,288)
Investments in subsidiaries and associates		(17,771)						(17,771)

	￦	(3,129,314)					￦	(2,735,534)

Tax rate (%)		24.2						24.2

Total deferred income tax liabilities from deductible temporary differences	￦	(757,294)					￦	(662,000)

100

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Beginning		Decrease		Spin-off		Increase		Ending
Deductible temporary differences
Gains (losses) from fair value hedge	￦	129,178	￦	129,178	￦	—	￦	109,596	￦	109,596
Other provisions		581,650		581,650		155,544		450,406		294,862
Impairment losses on property and equipment		6,904		6,904		—		12,666		12,666
Interest on equity index-linked deposits		10,388		10,388		—		7,378		7,378
Share-based payments		30,271		30,271		—		19,138		19,138
Provision for guarantees		414,048		414,048		7,120		318,070		310,950
Present value discount		—		—		—		303		303
SPE dividends		2,563		2,563		—		—		—
Loss on SPE repurchase		80,204		—		—		—		80,204
Investment in subsidiaries and associates		355,129		—		—		25,099		380,228
Others		961,778		809,035		186,981		1,298,687		1,264,449

		2,572,113	￦	1,984,037	￦	349,645	￦	2,241,343		2,479,774

Unrecognized deferred income tax assets:
Share-based payments		15,834								2,546
Other provisions		1,477								365
Loss on SPE repurchase		80,204								80,204
Investment in subsidiaries and associates		355,129								380,228
Others		3,510								5,224

	￦	2,115,959							￦	2,011,207

Tax rate (%)[1]		24.2 or 22.0								24.2

Total deferred income tax assets from deductible temporary differences	￦	493,661							￦	486,712

101

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Beginning		Decrease		Spin-off		Increase		Ending
Taxable temporary differences
Accrued interest	￦	(368,470)	￦	(306,002)	￦	(6)	￦	(262,708)	￦	(325,170)
Allowance for loans losses		(41,860)		(41,860)		15,894		15,894		—
Deferred loan origination fees and costs		(312,168)		(312,168)		315		(399,884)		(400,199)
Advanced depreciation provisions		(460,918)		(460,918)		—		—		—
Gains(losses) from valuation on derivatives		(502,836)		(502,836)		—		(452,179)		(452,179)
Present value discount		(52,423)		(52,423)		—		—		—
Goodwill from merger		(65,288)		—		—		—		(65,288)
Gain from revaluation		(1,142,809)		(228)		(9,301)		—		(1,133,280)
Investment in subsidiaries and associates		(114,883)		(4,780)		—		—		(110,103)
Others		(439,372)		(127,271)		(14,253)		(428,306)		(726,154)

		(3,501,027)	￦	(1,808,486)	￦	(7,351)	￦	(1,527,183)		(3,212,373)

Unrecognized deferred income tax liabilities:
Goodwill from merger		(65,288)								(65,288)
Investments in subsidiaries and associates		(17,891)								(17,771)

	￦	(3,417,848)							￦	(3,129,314)

Tax rate (%)[1]		24.2 or 22.0								24.2

Total deferred income tax liabilities from deductible temporary differences	￦	(798,993)							￦	(757,294)

[1]

The corporate tax rate was changed due to the amendment of corporate tax law in 2011. Accordingly, the rate of 24.2% has been applied for the deferred tax assets and liabilities expected to be utilized in periods after December 31, 2012.

102

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

17. Other Assets

The details of other assets as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Other financial assets
Other receivables	￦	3,984,665	￦	3,783,488
Receivables in gold		—		107
Accrued income		855,820		1,099,094
Guarantee deposits		1,315,855		1,288,552
Domestic exchange settlement debits		2,222,162		1,393,555
Others		23,960		18,189
Allowances for loan losses		(527,924)		(290,208)
Present value discount		(563)		(649)

		7,873,975		7,292,128

Other non-financial assets
Other receivables		34,549		1
Prepaid expenses		194,315		246,070
Guarantee deposits		3,722		2,898
Others		65,046		48,712
Allowances on other assets		(7,820)		(7,980)

		289,812		289,701

	￦	8,163,787	￦	7,581,829

The changes in allowances for loan losses on other assets for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Other financial assets	Other non- financial assets	Total
Beginning	290,208	7,980	298,188
Written-off	(30,044)	(4,187)	(34,231)
Provision	49,446	4,027	53,473
Others	218,314	—	218,314

Ending	527,924	7,820	535,744

	2011
(In millions of Korean won)	Other financial assets	Other non- financial assets	Total
Beginning[1]	290,945	24,210	315,155
Written-off	(6,180)	(19,801)	(25,981)
Provision [2]	5,443	3,571	9,014

Ending	290,208	7,980	298,188

[1]	The amount of ￦ 3,582 million related to the spin-off of credit card business from the Bank is included.
[2]	The amount of ￦ 1,468 million of profits or losses of discontinued operations for the year ended December 31, 2011, is also included.

103

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

18. Assets held for sale

The details of assets held for sale as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	￦	5,287	￦	(2,613)	￦	2,674	￦	2,674
Buildings		5,741		(3,146)		2,595		2,595

	￦	11,028	￦	(5,759)	￦	5,269	￦	5,269

	2011
(In millions of Korean won)	Acquisition cost[1]		Accumulated impairment		Carrying amount		Fair value less costs to sell
Land	￦	7,807	￦	(2,501)	￦	5,306	￦	5,306
Buildings		8,371		(3,746)		4,625		4,625

	￦	16,178	￦	(6,247)	￦	9,931	￦	9,931

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation.

The changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)
2012
Beginning	Provision	Reversal	Others	Ending
￦ (6,247)	￦(5,708)	￦—	￦6,196	￦(5,759)

(In millions of Korean won)
2011
Beginning	Provision	Reversal	Others	Ending
￦ (3,653)	￦(3,931)	￦312	￦1,025	￦(6,247)

As of December 31, 2012, assets held for sale consist of five real estates of closed offices and one real estate acquired through execution of security right, which the management of the Bank was committed to a plan to sell, but not sold by December 31, 2012. As of December 31, 2012, two assets out of above assets held for sale are under negotiation for sale and the remaining four assets are also being actively marketed.

104

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

19. Deposits

Deposits as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Deposits	￦	195,339,219	￦	192,496,727
Deferred financing costs		(3)		(300)

	￦	195,339,216	￦	192,496,427

105

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The details of deposits as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Demand deposits in Korean won
Checking deposits	￦	267,229	￦	346,975
Household checking deposits		434,814		434,134
Special deposits		3,093,289		2,703,688
Ordinary deposits		21,496,153		20,614,466
Public fund deposits		68,600		85,895
Treasury deposits		5,256		7,539
General savings deposits		24,668,545		23,471,544
Corporate savings deposits		12,009,629		11,842,749
Nonresident’s deposit in Korean won		61,255		128,630
Nonresident’s free deposit in Korean won		17,995		15,672

		62,122,765		59,651,292

Demand deposits in foreign currencies
Checking deposits		96,034		72,596
Ordinary deposits		1,787,642		1,650,335
Special deposits		746		790

		1,884,422		1,723,721

		64,007,187		61,375,013

Time deposits in Korean won
Time deposits		114,399,836		115,518,873
Installment savings deposits		7,079,286		5,454,573
Good-sum formation savings		319		338
Workers’ savings for housing		—		2
Nonresident’s deposit in Korean won		192,945		193,765
Long-term savings deposits for workers		1,692		1,862
Nonresident’s free deposit in Korean won		76,835		85,875
Long-term housing savings deposits		3,076,863		3,309,833
Long-term savings for households		206		247
Preferential savings deposits for workers		323		489
Mutual installment deposits		1,143,424		1,274,049
Mutual installment for housing		1,005,752		1,173,404

		126,977,481		127,013,310

Time deposits in foreign currencies
Time deposits		2,594,485		2,563,006
Installment savings deposits		492		1,201
Others		7,507		22

		2,602,484		2,564,229

		129,579,965		129,577,539

Certificates of deposits		1,752,067		1,544,175

Total deposits	￦	195,339,219	￦	192,496,727

106

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

20. Debts

The details of debts as of December 31, 2012 and 2011, consist of:

(In millions of Korean won)	2012		2011
Borrowings	￦	11,503,663	￦	12,896,572
Bonds sold under repurchase agreements and others		789,622		1,142,763
Call money		2,536,064		810,095

	￦	14,829,349	￦	14,849,430

The details of borrowings as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)		Lender	Annual interest rate (%)	2012		2011
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	1.25	￦	781,787	￦	650,616
	Borrowings from the government	KEMCO and others	0.00~5.00		626,059		690,750
	Borrowings from banking institutions	Industrial Bank of Korea	2.01~2.24		3,398		6,281
	Borrowings from non-banking financial institutions	Korea Development Bank	0.99~2.70		138,491		91,254
	Other borrowings	Korea Finance Corporation and others	0.04~5.74		2,880,848		2,339,967

					4,430,583		3,778,868

Borrowings in foreign currencies	Due to banks	Citibank N.A. others	—		42,705		28,194
	Borrowings from banking institutions	Sumitomo Mitsui Banking Corp. and others	0.24~3.31		2,936,616		4,493,894
	Off-shore borrowings in foreign currencies	Centralbank Uzbekistan and others	0.25~2.71		930,956		1,019,279
	Borrowings from other financial institutions	Korea Finance Corporation	1.32~1.78		5,195		—
	Other borrowings	JP Morgan Chase Bank N.A. and others	—		3,157,608		3,576,337

					7,073,080		9,117,704

				￦	11,503,663	￦	12,896,572

107

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The details of bonds sold under repurchase agreements and others as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	2012		2011
Bonds sold under repurchase agreements	Individuals, groups, corporations	1.39~7.30	￦	698,939	￦	1,064,238
Bills sold	Counter sale	1.80~3.53		90,683		78,525

			￦	789,622	￦	1,142,763

The details of call money as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	2012		2011
Call money in Korean won	Korea Development Bank and others	2.57~2.72	￦	2,018,100	￦	149,200
Call money in foreign currencies	Centralbank Uzbekistan and others	0.15~0.29		517,964		660,895

			￦	2,536,064	￦	810,095

Call money and borrowings from financial institutions as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Bank of Korea		Other Banks		Others		Total
Call money	￦	—	￦	1,370,964	￦	1,165,100	￦	2,536,064
Borrowings		781,787		6,742,033		472,936		7,996,756

	￦	781,787	￦	8,112,997	￦	1,638,036	￦	10,532,820

(In millions of Korean won)	2011
	Bank of Korea		Other Banks		Others		Total
Call money	￦	—	￦	716,040	￦	94,055	￦	810,095
Borrowings		650,616		9,067,897		147,342		9,865,855

	￦	650,616	￦	9,783,937	￦	241,397	￦	10,675,950

108

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

21. Debentures

The details of debentures as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	Annual interest rate (%)	2012		2011
Debentures in Korean won
Hybrid capital instrument	8.50	￦	100,000	￦	100,000
Structured debentures	2.00 ~ 8.62		1,699,238		3,424,238
Subordinated fixed rate debentures in Korean won	3.40 ~ 7.70		7,896,780		7,995,571
Fixed rate debentures in Korean won	2.77 ~ 6.70		3,227,425		3,411,612
Floating rate debentures in Korean won	—		—		340,000

			12,923,443		15,271,421

Fair value adjustments on fair value hedged financial debentures in Korean won
Fair value adjustments on valuation of fair value hedged items (current period portion)			36,417		15,964
Fair value adjustments on valuation of fair value hedged items (prior year portion)			52,572		42,494

			88,989		58,458

Discount or premium on debentures in Korean won
Discount on debentures			(9,176)		(47,272)

			13,003,256		15,282,607

Debentures in foreign currencies
Floating rate debentures	1.18 ~ 4.54		188,785		628,447
Fixed rate debentures	0.60 ~ 7.25		2,553,814		2,705,167

			2,742,599		3,333,614

Fair value adjustments on fair value hedged debentures in foreign currencies
Fair value adjustments on valuation of fair value hedged items (current period portion)			(68,212)		47,986
Fair value adjustments on valuation of fair value hedged items (prior year portion)			(69,061)		(90,778)

			(137,273)		(42,792)

Discount or premium on debentures in foreign currencies
Discount on debentures			(12,912)		(20,384)

			2,592,414		3,270,438

		￦	15,595,670	￦	18,553,045

109

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The changes in debentures based on face value for the year ended December 31, 2012, are as follows:

	2012
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	—	￦	—	￦	100,000
Structured debentures		3,424,238		310,000		(2,035,000)		—		1,699,238
Subordinated fixed rate debentures in Korean won		7,995,571		1,800,000		(1,898,791)		—		7,896,780
Fixed rate debentures in Korean won		3,411,612		2,610,000		(2,794,187)		—		3,227,425
Floating rate debentures in Korean won		340,000		—		(340,000)		—		—

		15,271,421		4,720,000		(7,067,978)		—		12,923,443

Debentures in foreign currencies
Floating rate debentures		628,447		198,478		(605,333)		(32,807)		188,785
Fixed rate debentures		2,705,167		1,034,162		(1,042,992)		(142,523)		2,553,814

		3,333,614		1,232,640		(1,648,325)		(175,330)		2,742,599

	￦	18,605,035	￦	5,952,640	￦	(8,716,303)	￦	(175,330)	￦	15,666,042

The changes in debentures based on face value for the year ended December 31, 2011, are as follows:

	2011
(In millions of Korean won)	Beginning		Issues		Repayments		Others		Ending
Debentures in Korean won
Hybrid capital instrument	￦	100,000	￦	—	￦	—	￦	—	￦	100,000
Structured debentures		3,684,341		500,000		(760,103)		—		3,424,238
Subordinated fixed rate debentures in Korean won		7,323,268		800,000		(127,697)		—		7,995,571
Fixed rate debentures in Korean won		12,343,628		4,300,000		(5,132,016)		(8,100,000)		3,411,612
Floating rate debentures in Korean won		830,000		340,000		(180,000)		(650,000)		340,000

		24,281,237		5,940,000		(6,199,816)		(8,750,000)		15,271,421

Debentures in foreign currencies
Floating rate debentures		1,263,080		—		(700,035)		65,402		628,447
Fixed rate debentures		2,337,759		412,374		(33,217)		(11,749)		2,705,167

		3,600,839		412,374		(733,252)		53,653		3,333,614

	￦	27,882,076	￦	6,352,374	￦	(6,933,068)	￦	(8,696,347)	￦	18,605,035

110

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

22. Provisions

The details of provisions as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Provisions for unused loan commitments	￦	147,243	￦	146,873
Provisions for acceptances and guarantees		208,247		310,950
Provisions for asset retirement obligation		58,701		55,632
Other		122,647		104,921

	￦	536,838	￦	618,376

Provisions for unused loan commitments as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	￦	41,325,939	￦	106,080	0.26
Retail loan commitments		14,323,526		41,163	0.29

	￦	55,649,465	￦	147,243	0.26

(In millions of Korean won)	2011
	Commitments outstanding		Provision		Ratio (%)
Corporate loan commitments	￦	36,942,880	￦	102,374	0.28
Retail loan commitments		14,632,998		44,499	0.30

	￦	51,575,878	￦	146,873	0.28

111

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Provisions for acceptances and guarantees as of December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	￦	1,564,111	￦	33,547	2.14
Confirmed acceptances and guarantees in foreign currencies		3,569,307		75,525	2.12
Unconfirmed acceptances and guarantees		4,232,681		99,175	2.34

	￦	9,366,099	￦	208,247	2.22

(in millions of Korean won)	2011
	Acceptances and guarantees		Provision		Ratio (%)
Confirmed acceptances and guarantees in Korean won	￦	1,535,032	￦	39,005	2.54
Confirmed acceptances and guarantees in foreign currencies		4,240,146		119,524	2.82
Unconfirmed acceptances and guarantees		5,679,049		152,421	2.68

	￦	11,454,227	￦	310,950	2.71

112

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Provisions for acceptances and guarantees		Provisions for unused loan commitments		Total
Beginning	￦	146,873	￦	310,950	￦	457,823
Effects of changes in foreign exchange rate		(769)		(10,199)		(10,968)
Provision(Reversal)		1,153		(68,434)		(67,281)
Others		(14)		(24,070)		(24,084)

Ending	￦	147,243	￦	208,247	￦	355,490

(In millions of Korean won)	2011
	Provisions for acceptances and guarantees		Provisions for unused loan commitments		Total
Beginning[1]	￦	284,668	￦	414,120	￦	698,788
Effects of changes in foreign exchange rate		131		2,125		2,256
Provision(Reversal)[2]		4,858		(98,175)		(93,317)
Spin-off of credit card business effect		(142,784)		(7,120)		(149,904)

Ending	￦	146,873	￦	310,950	￦	457,823

[1]	The amount of ￦ 139,451 million related to the spin-off of credit card business from the Bank is included.
[2]	The amount of ￦ 10,452 million of profit or loss of discontinued operations for the year ended December 31, 2011, is included.

The changes in provisions for asset retirement obligation for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Beginning	￦	55,632	￦	49,139
Provision		2,394		2,539
Used		(1,246)		(1,736)
Unwinding of discount		2,354		2,504
Effects of changes in discount rate		(433)		3,186

Ending	￦	58,701	￦	55,632

113

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Provisions for asset retirement obligations are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease period. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

The details of other provisions as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Provisions for membership rewards program	￦	151	￦	250
Dormant accounts		16,028		11,292
Provisions for litigations		2,977		5,489
Provisions for financial guarantee contracts		7,383		7,959
Others		96,108		79,931

	￦	122,647	￦	104,921

114

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The changes in other provisions for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Membership rewards program		Dormant accounts		Litigations		Financial guarantee liability		Others		Total
Beginning	￦	250	￦	11,292	￦	5,489	￦	7,959	￦	79,931	￦	104,921
Increase		259		13,998		1,287		10,512		45,596		71,652
Decrease		(358)		(9,262)		(3,799)		(11,088)		(29,419)		(53,926)

Ending	￦	151	￦	16,028	￦	2,977	￦	7,383	￦	96,108	￦	122,647

	2011
(In millions of Korean won)	Membership rewards program		Dormant accounts		Litigations		Financial guarantee liability		Others		Total
Beginning [1]	￦	12,437	￦	9,773	￦	4,484	￦	18,866	￦	224,245	￦	269,805
Increase [2]		3,469		10,377		4,656		13,818		396		32,716
Decrease [3]		(3,842)		(8,858)		(3,644)		(24,725)		(144,710)		(185,779)
Spin-off of Credit card business		(11,814)		—		(7)		—		—		(11,821)

Ending	￦	250	￦	11,292	￦	5,489	￦	7,959	￦	79,931	￦	104,921

[1]	The amount of ￦ 12,197 million related to the spin-off of credit card business from the Bank is included.
[2]	The amount of ￦ 2,969 million of profit from discontinued operations for the year ended December 31, 2011, is included.
[3]	The amount of ￦ 789 million of profit from discontinued operations for the year ended December 31, 2011, is included.

23. Defined benefit liabilities

Defined benefit plan

The Bank operates defined benefit plans which have the following characteristics:

•	The Bank has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Bank.

115

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The defined benefit liability recognized in the statements of financial position is calculated by independent actuaries in accordance with actuarial valuation methods.

The defined benefit obligation is calculated using the Projected Unit Credit method (the ‘PUC’). Data used in the PUC such as interest rates, future salary increase rate, mortality rate, consumer price index and expected return on plan asset are based on observable market data and historical data are updated annually.

Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends which may impact defined benefit liabilities and future payments. Actuarial gains and losses arising from changes in actuarial assumptions are recognized in the period incurred through profit or loss.

The changes in the defined benefit obligation for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Present value of defined benefit obligation (beginning)	￦	678,753	￦	473,945
Current service cost		140,977		134,850
Interest cost		29,093		23,512
Actuarial losses (gains)		39,959		33,381
Exchange difference on foreign plans		(84)		28
Benefits paid		(21,785)		(15,455)
Past service cost[1]		12,675		45,538
Other		(1,315)		(2,464)
Spin-off		—		(14,582)

Present value of defined benefit obligation (ending)	￦	878,273	￦	678,753

[1]	Past service cost for the year ended December 31, 2011, included ￦34,427 million that was transferred from other provisions.

The changes in the fair value of plan assets for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Fair value of plan assets (beginning)	￦	563,326	￦	355,382
Expected return on plan assets		23,452		14,543
Actuarial gains (losses)		2,081		985
Contributions		239,220		220,831
Benefits paid		(21,785)		(15,455)
Other		(1,057)		(1,302)
Spin-off		—		(11,658)

Fair value of plan assets (ending)	￦	805,237	￦	563,326

116

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The details of defined benefit liability as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Present value of defined benefit obligation	￦	878,273	￦	678,753
Fair value of plan assets		805,237		563,326
Unrecognized past service cost		9,820		—

Defined benefit liability	￦	63,216	￦	115,427

The details of post-employment benefits recognized in profit and loss as employee compensation and benefits for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011¹
Current service cost	￦	140,977	￦	134,850
Interest cost		29,093		23,512
Expected return on plan assets		(23,452)		(14,543)
Actuarial losses (gains)		37,878		32,396
Past service cost		2,855		11,111

Post-employment benefits	￦	187,351	￦	187,326

¹	The amount of ￦ 1,393 million of profit or loss of discontinued operations for the year ended December 31, 2011, is included.

The actual returns on plan assets are ￦ 25,533 million and ￦ 15,528 million for the years ended December 31, 2012 and 2011, respectively.

117

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The details of plan assets as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Time deposits	￦	805,237	￦	563,326

Key actuarial assumptions used as of December 31, 2012 and 2011, are as follows:

	Ratio (%)
	2012	2011
Discount rate	3.55	4.32
Expected return on plan assets	4.19	3.91
Future salary increase rate	2.50~4.55	4.55

Mortality assumptions are based on the 2012 Korea standard mortality rates table.

The present value of defined benefits obligation, fair value of plan assets and actuarial adjustments to each item as of December 31, 2012, 2011 and 2010, and January 1, 2010, are as follows:

(In millions of Korean won)	Dec. 31, 2012		Dec. 31, 2011		Dec. 31, 2010		Jan. 1, 2010
Present value of defined benefits obligation	￦	878,273	￦	678,753	￦	473,945	￦	569,355
Fair value of plan assets		805,237		563,326		355,382		406,642
Unrecognized Past service cost		9,820		—		—		—
Deficit in the funded plans		63,216		115,427		118,563		162,713
Experience adjustments on defined benefits obligation		22,129		18,761		(75,859)
Changes in assumptions to defined benefits obligation		17,830		14,620		49,667
Experience adjustments to plan assets		(2,081)		(985)		6,787

Expected contributions to plan assets for the year ending December 31, 2013, are ￦ 72,546 million.

118

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

24. Other liabilities

The details of other liabilities, excluding defined benefits liabilities, as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Other financial liabilities
Other payables	￦	2,043,551	￦	1,940,618
Prepaid card and debit cards		2,373		2,077
Accrued expenses		4,063,819		4,066,340
Financial guarantee liabilities		8,174		7,217
Deposits for letter of guarantees and others		148,103		188,021
Domestic exchange settlement credits		151,091		124,891
Foreign exchanges settlement credits		52,456		88,467
Borrowings from other business accounts		34,367		11,827
Payable to trust accounts		2,115,904		1,919,084
Liability incurred from agency relationship		499,249		197,537
Account for agency businesses		402,290		134,263
Others		21,161		51,824

		9,542,538		8,732,166

Other non-financial liabilities
Other payables		213,657		499,026
Unearned revenue		51,859		70,241
Accrued expenses		139,132		156,141
Withholding taxes		113,251		149,183
Others		19,486		336,040

		537,385		1,210,631

	￦	10,079,923	￦	9,942,797

119

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

25. Equity

25.1 Capital Stock

The details of outstanding shares of the Bank as of December 31, 2012 and 2011, are as follows:

	Ordinary shares
	2012		2011
Number of shares authorized		1,000,000,000		1,000,000,000
Par value per share	￦	5,000	￦	5,000
Number of shares		404,379,116		404,379,116
Capital stock[1]	￦	2,021,896	￦	2,021,896

[1]	In millions of Korean won.

25.2 Capital surplus

The details of capital surplus as December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Paid-in capital in excess of par value	￦	4,604,417	￦	4,604,417
Gain on business combination		397,669		397,669
Revaluation increment		177,229		177,229
Other capital surplus		40,716		40,716
Loss on capital reduction		—		(934,900)

	￦	5,220,031	￦	4,285,131

The gain on business combination is a gain from a bargain purchase from the merger with Korea Long Term Credit Bank on December 31, 1998, in accordance with previous Korean GAAP.

25.3 Accumulated other comprehensive income

The details of accumulated other comprehensive income as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Currency translation differences	￦	939	￦	4,258
Gains on valuation of available-for-sale financial assets		568,018		337,223
Gains on valuation of held-to-maturity financial assets		8		12

	￦	568,965	￦	341,493

120

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

25.4 Retained earnings

Retained earnings as of December 31, 2012 and 2011, consist of:

(In millions of Korean won)	2012		2011
Legal reserves	￦	1,778,018	￦	1,575,680
regulatory reserve for credit losses		1,529,975		—
Voluntary reserves		7,459,009		7,389,851
Unappropriated retained earnings		1,299,640		3,394,347

	￦	12,066,642	￦	12,359,878

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. The reserves can only be transferred to capital stock or be used to reduce deficit. Also, with regard to the Tokyo and Osaka branches, the Bank appropriates 10% of the branch’s net income as other reserves in accordance with the Banking Law of Japan.

121

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The appropriation of retained earnings for the years ended December 31, 2012 and 2011, is follows:

(In millions of Korean won)	2012				2011
Retained earnings before appropriation
Unappropriated retained earnings carried forward from prior year	￦	51			￦	1,431,919
Interest from hybrid capital instruments		—				(46,151)
Net income		1,299,589	￦	1,299,640		2,008,579	￦	3,394,347

Transfers such as discretionary reserves
Discretionary reserves		—				819,300
Reserve for research and manpower development		15,000				—
Revaluation of property and equipment		1,807		16,807		—		819,300

Appropriation
Legal reserve		130,000				200,900
Discretionary reserves		859,300				—
Reserve for research and manpower development		—				5,000
Regulatory reserve for credit losses		43,769				1,529,975
Loss on capital reduction		—				934,900
Revaluation of property and equipment		—				883,458
Cash dividends (13.95% in 2012, 32.54% in 2011 )		282,039				657,925
Other reserve		1,255		1,316,363		1,438		4,213,596

Unappropriated retained earnings carried forward to subsequent year			￦	84			￦	51

122

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Article 29.1 through 29.2 of Regulation on supervision of Banking Business.

The details of the regulatory reserve for credit losses as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Beginning	￦	1,529,975	￦	—
Amounts estimated to be appropriated		43,769		1,529,975

Ending	￦	1,573,744	￦	1,529,975

The adjustments to the regulatory reserve for credit losses for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Provision of regulatory reserve for credit losses[1]	￦	43,769	￦	242,626
Adjusted profit after provision of regulatory reserve for credit losses[2]		1,255,820		1,765,953

[1]

Provision of regulatory reserve for credit losses of 2011 is the difference between amounts estimated to be appropriated for Regulatory Reserve for Credit Losses at the beginning and end 2011, which are ￦ 1,287,349 million and
￦ 1,529,975 million, respectively.

[2]

Adjusted profit after provision of regulatory reserve for credit losses is not accordance with K-IFRS and calculated on the assumption that provision(reversal) of regulatory reserve for credit losses before income tax is adjusted to the profit.

123

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

26. Net Interest Income

The details of interest income and expense for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011[1]
Interest income
Due from financial institutions	￦	103,005	￦	38,725
Loans		10,924,158		11,025,505
Financial investments
Available-for-sale financial assets		674,078		686,208
Held-to-maturity financial assets		570,487		647,179
Others		156,718		148,413

		12,428,446		12,546,030

Interest expenses
Deposits		5,289,351		4,980,633
Debts		330,167		267,986
Debentures		880,885		1,085,732
Others		68,774		74,244

		6,569,177		6,408,595

Net interest income	￦	5,859,269	￦	6,137,435

[1]	The interest income of ￦ 214,245 million and interest expense of ￦ 77,411 million of profit or loss of discontinued operations are included.

Interest income recognized on impaired loans is ￦ 117,002 million (2011: ￦ 111,445 million) for the year ended December 31, 2012. Interest income recognized on impaired financial investments is ￦ 8 million for the year ended December 31, 2012, and there was no accrued interest recognized on impaired financial investments for year ended December 31, 2011.

124

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

27. Net Fee and Commission income

The details of fee and commission income, and fee and commission for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011¹
Fee and commission income
Banking activity fees	￦	171,605	￦	188,980
Lending activity fees		89,553		88,521
Agent activity fees		550,239		493,750
Trust and other fiduciary fees		159,065		149,329
Guarantee fees		33,586		34,171
Credit card related fees and commissions		2,375		179,459
Foreign currency related fees		100,323		107,079
Security activity commissions		171,993		209,655
Other business account commission on consignment		30,354		173,893
Debit card related fees and commissions		712		32,298
Other		146,485		110,696

		1,456,290		1,767,831

Fee and commission expense
Trading activity related fees[2]		14,944		14,427
Lending activity fees		21,647		14,386
Credit card related fees and commissions		1,447		103,609
Contributions to external institutions		17,329		20,721
Outsourcing related fees		61,374		64,568
Foreign currency related fees		10,986		9,165
Management fees of written-off loans		10,443		16,845
Other		41,400		44,935

		179,570		288,656

Net fee and commission income	￦	1,276,720	￦	1,479,175

¹	The fee and commission income of ￦ 208,444 million and fee and commission expense of ￦ 114,215 million of profit or loss of discontinued operations are included.
[2]	The fees from financial assets/liabilities at fair value through profit or loss.

125

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

28. Net gains or losses from financial assets/liabilities at fair value through profit or loss

28.1 Net gains or losses from financial instruments held for trading

Net gain or loss from financial instruments held for trading includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Gains from financial instruments held for trading
Financial assets held for trading
Debt securities	￦	101,291	￦	88,214
Equity securities		29,489		20,577

		130,780		108,791

Derivatives held for trading
Interest rate		899,175		910,503
Currency		2,699,142		4,151,415
Stock or stock index		62,656		124,031
Credit		—		1,107
Other		3,411		3,021

		3,664,384		5,190,077

Other financial instruments		48		1,046

		3,795,212		5,299,914

Losses from financial instruments held for trading
Financial assets held for trading
Debt securities		17,398		11,035
Equity securities		24,696		29,684

		42,094		40,719

Derivatives held for trading
Interest rate		920,520		988,894
Currency		2,242,083		3,264,724
Stock or stock index		66,474		63,406
Credit		—		848
Other		2,432		2,435

		3,231,509		4,320,307

Financial liabilities held for trading		186		—

Other financial instruments		35		816

		3,273,824		4,361,842

Net gain or loss from financial instruments held for trading	￦	521,388	￦	938,072

126

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

28.2 Net gain or loss from financial instruments designated at fair value through profit or loss

Net gain or loss from financial instruments designated at fair value through profit or loss includes interest income, dividend income and gains or losses arising from changes in the fair values, sales and redemptions. The details for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Financial assets designated at fair value through profit or loss	￦	—	￦ (119)

127

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

29. Other operating income and expenses

The details of other operating income and expenses for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011[1]
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	￦	298	￦	357
Gains on sale of available-for-sale financial assets		137,011		606,698
Reversal of impairment on available-for-sale financial assets		—		20,517

		137,309		627,572

Reversal of impairment on held-to-maturity financial assets		—		117

		—		117

Gains on foreign exchange transactions		1,060,687		1,553,659
Dividend income		61,136		53,597
Others		197,762		317,808

		1,456,894		2,552,753

Other operating expenses
Expense related to available-for-sale financial assets
Loss on sale of available-for-sale financial assets		6,219		209,551
Impairment on available-for-sale financial assets		262,751		52,092

		268,970		261,643

Impairment on held-to-maturity financial assets		154		150
Loss on foreign exchanges transactions		1,408,222		2,202,850
Others		986,910		1,155,562

		2,664,256		3,620,205

Net other operating income (expenses)	￦	(1,207,362)	￦	(1,067,452)

[1]	The amount of ￦ (-)16,463 million of loss from discontinued operations for the year ended December 31, 2011, is included.

128

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

30. General and administrative expenses

30.1 General and administrative expenses

The details of general and administrative expenses for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011[1,2]
Employee Benefits
Salaries and short-term employee benefits—salaries	￦	1,356,218	￦	1,444,019
Salaries and short-term employee benefits—welfare expense		617,321		495,973
Post employment benefits—defined benefit plans		187,351		187,326
Post employment benefits—defined contribution plans		1,159		192
Termination benefits		(3,960)		12,173
Share-based payments(reversal)[3]		8,578		(10,585)

		2,166,667		2,129,098

Depreciation and amortization		270,434		295,013

Other general and administrative expenses
Rental expense		250,454		237,388
Tax and dues		30,321		107,280
Communication		25,876		51,044
Electricity and utilities		21,656		20,652
Publication		15,003		17,376
Repairs and maintenance		12,762		14,630
Vehicle		10,054		9,460
Travel		2,984		3,073
Training		19,368		22,874
Service fees		83,530		82,363
Others		378,191		417,105

		850,199		983,245

	￦	3,287,300	￦	3,407,356

¹	The amount of ￦ 42,717 million of loss of discontinued operations for the year ended December 31, 2011, is included.
[2]	Welfare expense amounting to ￦495,973 million for the year ended December 31, 2011 were reclassified from other general and administrative expenses to employee benefits.
[3]	Reversal of share-based payments was due to the decrease in share price.

129

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

30.2 Share-based payments

30.2.1 Share options

The details of the share options as of December 31, 2012, are as follows:

(In number of shares)	Grant date	Exercise period (Years)	Number of granted shares[1]	Vesting conditions
Series 15-1	2005.03.18	8	165,000	Service period: 3 years[3]
Series 15-2	2005.03.18	8	690,000	Service period: 3 years[4]
Series 17	2005.07.22	8	30,000	Service period: 3 years[4]
Series 18	2005.08.23	8	15,000	Service period: 3 years[4]
Series 19	2006.03.24	8	930,000	Service period: 1, 2, 3 years[2]
Series 20	2006.04.28	8	30,000	Service period: 3 years[2]
Series 21	2006.10.27	8	20,000	Service period: 2 years[2]
Series 22	2007.02.08	8	855,000	Service period: 1, 3 years[2]
Series 23	2007.03.23	8	30,000	Service period: 3 years[2]

			2,765,000

[1]	Granted shares represent the total number of shares initially granted to directors and employees whose options have not been exercised at the end of the reporting period.
[2]	The exercise price is indexed to the sum of the major competitors’ total market capitalization.
[3]	The exercise price is indexed to the banking industry index.
[4]	The exercisability and number of shares are linked to certain performance conditions for the service period.

130

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The changes in the number of granted share options and the weighted average exercise price for the years ended December 31, 2012 and 2011, are as follows:

	2012
	Number of granted shares								Number of exercisable	Exercise price per	Remaining contractual life
(In Korean won, except shares)	Beginning		Exercised		Expired		Ending		share	share	(Years)
Series 12		54,250		—		54,250		—	—	￦ —	—
Series 13-1		20,000		—		20,000		—	—	—	—
Series 15-1		125,362		—		—		125,362	125,362	54,656	0.21
Series 15-2		440,928		—		—		440,928	440,928	46,800	0.21
Series 17		29,441		—		—		29,441	29,441	49,200	0.56
Series 18		7,212		—		—		7,212	7,212	53,000	0.64
Series 19		751,651		—		—		751,651	751,651	77,063	1.23
Series 20		25,613		—		—		25,613	25,613	81,900	1.32
Series 21		18,987		—		—		18,987	18,987	76,600	1.82
Series 22		657,498		—		—		657,498	657,498	77,100	2.11
Series 23		15,246		—		—		15,246	15,246	84,500	2.22

		2,146,188		—		74,250		2,071,938	2,071,938

Weighted average exercise price	￦	68,144	￦	—	￦	46,787	￦	68,909	￦ 68,909

131

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

	2011
	Number of granted shares								Number of exercisable	Exercise price per	Remaining contractual life
(In Korean won, except shares)	Beginning		Exercised		Expired		Ending		share	share	(Years)
Series 10-1		40,063		23,385		16,678		—	—	￦ —	—
Series 10-2		51,303		51,303		—		—	—	—	—
Series 11		5,091		5,091		—		—	—	—	—
Series 12		54,250		—		—		54,250	54,250	46,100	0.11
Series 13-1		20,000		—		—		20,000	20,000	48,650	0.23
Series 15-1		125,362		—		—		125,362	125,362	54,656	1.21
Series 15-2		450,928		10,000		—		440,928	440,928	46,800	1.21
Series 16		8,827		8,827		—		—	—	—	—
Series 17		29,441		—		—		29,441	29,441	49,200	1.56
Series 18		7,212		—		—		7,212	7,212	53,000	1.65
Series 19		751,651		—		—		751,651	751,651	77,063	2.23
Series 20		25,613		—		—		25,613	25,613	81,900	2.33
Series 21		18,987		—		—		18,987	18,987	76,600	2.82
Series 22		657,498		—		—		657,498	657,498	77,100	3.11
Series 23		15,246		—		—		15,246	15,246	84,500	3.23
Series Kookmin Credit Card -1		22,146		—		22,146		—	—	—	—
Series Kookmin Credit Card -2		9,990		—		9,990		—	—	—	—

		2,293,608		98,606		48,814		2,146,188	2,146,188

Weighted average exercise price	￦	67,108	￦	40,630	￦	75,058	￦	68,144	￦ 68,144

The weighted-average share price for share options exercised for the year ended December 31, 2011, was ￦ 57,960.

132

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The fair value of each option granted is estimated using a Black-Scholes option pricing model based on the assumptions in the table below:

(In Korean won)	Share price		Weighted average exercise price		Expected volatility (%)	Option’s expected life (Years)	Expected dividends		Risk free interest rate (%)	Fair value
Series 15-1 (Directors)	￦	37,200	￦	54,656	12.63	0.11	￦	33	2.78	—
Series 15-2 (Directors)		37,200		46,800	12.63	0.11		33	2.78	—
Series 15-2 (Employees)		37,200		46,800	12.63	0.11		33	2.78	—
Series 17 (Directors)		37,200		49,200	20.97	0.28		86	2.78	11
Series 18 (Employees)		37,200		53,000	23.46	0.32		100	2.78	6
Series 19 (Directors)		37,200		76,726	22.99	0.61		189	2.78	—
Series 19 (Employees)		37,200		77,390	18.90	0.15		47	2.78	—
Series 20 (Employees)		37,200		81,900	21.49	0.25		77	2.78	—
Series 21 (Employees)		37,200		76,600	24.73	0.75		230	2.78	3
Series 22 (Directors)		37,200		77,100	25.85	1.05		323	2.78	12
Series 22 (Employees)		37,200		77,100	26.04	1.03		316	2.78	14
Series 23 (Non-executive directors)		37,200		84,500	27.27	1.11		340	2.78	9
The option’s expected life is separately estimated for employees and directors using actual historical behavior and projected future behavior to reflect the effects of expected early exercise. Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the option. To reflect the changes in exercise price which is indexed to the sum of the major competitors’ total market capitalization, cross volatility is used in calculating the expected volatility.

30.2.2 Share Grants

The Bank changed the scheme of share-based payment from share option to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum amount of shares that can be awarded. Actual shares granted at the end of the vesting period is determined in accordance with achievement of pre-specified targets over the vesting period.

133

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The details of the share grants as of December 31, 2012, are as follows:

(In number of shares) Share grants	Grant date	Number of granted shares[1]	Vesting conditions
Series 23	2010.07.29	73,650	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Series 24	2010.08.03	25,707	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5,6]
Series 25	2010.08.12	18,472	Services fulfillment, Achievements of targets on the basis of market and non-market performance [2,5]
Series 27	2010.09.20	6,222	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 28	2010.12.21	50,310	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 29	2010.12.23	5,559	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 31	2011.01.03	16,479	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 32	2011.03.24	7,986	Services fulfillment, Achievements of targets on the basis of non-market performance [4,5]
Series 33	2011.07.07	6,025	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 34	2011.08.10	10,242	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 35	2011.10.12	8,846	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 36	2011.10.18	8,596	Services fulfillment, Achievements of targets on the basis of market and non-market performance [5,7]
Series 37	2011.12.23	68,310	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 38	2012.01.01	171,100	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]

134

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Series 39	2012.01.08	120,176	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 40	2012.08.01	8,978	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 41	2012.08.02	36,938	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 42	2012.09.20	8,244	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Series 43	2012.11.26	13,918	Services fulfillment, Achievements of targets on the basis of market and non-market performance [3,5]
Grant deferred in 2010	—	10,392	Satisfied
Grant deferred in 2011	—	26,884	Satisfied
Grant deferred in 2012	—	13,547	Satisfied

		716,581

[1]	Granted shares represent the total number of shares initially granted to directors and employees at the end of reporting period.
[2]

The 40%, 40% and 20% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted relative TSR, the targeted relative EPS and qualitative indicators, such as a trend of ROA of last two years, respectively.

[3]

The 30%, 30% and 40% of the number of granted shares to be compensated are determined based on the accomplishment of the targeted KPI, the targeted financial results of the Bank and the targeted relative TSR, respectively.

[4]	The number of granted shares to be compensated is not linked to performance, but fixed.
[5]	Certain portion of the granted shares is compensated over a maximum period of three years.
[6]	Fair value of compensation per granted share is confirmed.
[7]	Half of the number of granted shares to be compensated is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted KPIs.

135

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The details of share grants linked to short-term performance as of December 31, 2012, are as follows:

	Grant date	Number of vested shares [1]	Vesting conditions
Granted shares for 2010	2010.01.01	54,858	Satisfied
Granted shares for 2011	2011.01.01	142,778	Satisfied
Granted shares for 2012	2012.01.01	179,905	Proportion to service period

[1]	The number of shares, which are exercisable, is determined by the results of performance. The share grants are settled over three years.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long term performance
Series 23	0.53~3.53	2.78	5,713	37,635~40,501
Series 24	0.25~3.00	2.78	—	37,117~40,159
Series 25	0.53~3.53	2.78	5,673	37,635~40,501
Series 27	0.25~3.00	2.78	—	37,117~40,159
Series 28	0.25~3.00	2.78	—	37,117~40,159
Series 29	0.25~3.00	2.78	—	37,117~40,159
Series 31	0.25~3.00	2.78	—	37,117~40,159
Series 32	1.22~4.23	2.78	—	37,451~40,894
Series 33	0.50~4.00	2.78	5,117	37,743~40,925
Series 34	0.61~4.00	2.78	8,454	37,666~40,925
Series 35	1.00~4.00	2.78	10,764	37,616~40,925
Series 36	1.00~4.00	2.78	11,559	37,616~40,925
Series 37	1.00~4.00	2.78	17,351	37,616~40,925
Series 38	1.00~4.00	2.78	17,835	37,616~40,925
Series 39	1.00~4.00	2.78	17,591	37,616~40,925
Series 40	1.58~5.00	2.79	23,052	37,283~41,706
Series 41	1.58~5.00	2.79	23,100	37,396~41,706
Series 42	1.72~5.00	2.79	17,946	37,471~41,706
Series 43	1.90~5.00	2.80	17,739	37,363~41,706
Grant deferred in 2010	0.25~1.00	2.78	—	38,529~39,366
Grant deferred in 2011	0.25~2.00	2.78	—	38,056~39,366
Grant deferred in 2012	0.25~2.00	2.78	—	38,564~39,366
Linked to short-term performance
Share granted in 2010	0.25~1.00	2.78	—	37,117~38,564
Share granted in 2011	0.25~2.00	2.78	—	37,117~39,366
Share granted in 2012	1.00~3.00	2.78	—	38,564~40,159

136

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant. And the current stock price of December 31, 2012, was used for the underlying asset price. Additionally, the average three-year historical dividend rate was used as the expected dividend rate.

As of December 31, 2012 and 2011, the accrued expenses related to share-based payments including share options and share grants amounted to ￦ 24,986 million and ￦ 19,138 million, respectively, and the compensation costs from share options and share grants amounting to ￦ 8,578 million were incurred during the year ended December 31, 2012, and compensation costs amounting to ￦ 10,585 million were reversed for the year ended December 31, 2011. There is no intrinsic value of the vested share options as of December 31, 2012 and 2011.

31. Non-operating income and expenses

The details of non-operating income and expenses for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011[1]
Non-operating income
Gains of disposal in property and equipment and assets held for sale	￦	5,984	￦	249
Rent received		8,531		7,523
Others		46,711		57,510

		61,226		65,282

Non-operating expenses
Losses of disposal in property and equipment and assets held for sale		714		1,108
Donation		73,115		72,140
Restoration cost		940		1,999
Others		132,820		49,955

		207,589		125,202

Net non-operating expense	￦	(146,363)	￦	(59,920)

[1]	The amount of ￦ 21 million of profit from discontinued operations for the year ended December 31, 2011, is included.

137

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

32. Tax expense

Income tax expense for the years ended December 31, 2012 and 2011, consists of:

(In millions of Korean won)	2012		2011
Continued operations
Tax payable
Current tax expense	￦	581,505	￦	658,268
Adjustments recognized in the year for current tax of prior years		11,740		3,712

		593,245		661,980

Changes in deferred income tax assets (liabilities)		(104,430)		(110,557)

Income tax expense of overseas branches		16,527		18,296

Income tax recognized directly in equity
Change in value of available-for-sale financial assets		(73,684)		113,804
Changes in accumulated other comprehensive income of available-for-sale financial assets due to spin-off		—		(4,870)
Loss on capital reduction		—		1,796

		(73,684)		110,730

Consolidated tax effect		(12,184)		(12,003)

Tax expense	￦	419,474	￦	668,446

Discontinued operations
Tax payable
Current tax expense	￦	—	￦	41,304

Changes in deferred income tax assets(liabilities)		—		(2,130)

Tax expense	￦	—	￦	39,174

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2012 and 2011, follows:

(In millions of Korean won)	Proportion (%)	2012		2011
Continued operations
Net profit before income tax		￦	1,719,063	￦	2,555,746

Tax at the applicable tax rate[1]	24.17	￦	415,551	￦	618,491
Non-taxable income	(0.30)		(5,224)		(13,173)
Non-deductible expense	0.63		10,784		13,023
Tax credit and tax exemption	(0.00)		(66)		(1,899)
Temporary difference for which no deferred tax is recognized	1.16		20,021		2,243
Tax supplementary pay (rebate) for tax of prior years	(1.53)		(26,274)		23,553
Income tax expense of overseas branch	0.96		16,527		18,296
Effects from change in tax rate	0.00		—		18,399
Consolidated tax effect	(0.71)		(12,184)		(12,003)
Others	0.02		339		1,516

Tax expense	24.40	￦	419,474	￦	668,446

138

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Discontinued operations
Net income before tax		￦	—	￦	160,453

Tax expense calculated by applied tax rate[1]	—	￦	—	￦	38,803
Non-deductible expense	—		—		757
Others	—		—		(386)

Tax expense	—	￦	—	￦	39,174

[1]

Applicable income tax rate for ￦ 200 million and below is 11%, for ￦ 200 million to ￦ 20 billion is 22%, and for over ￦ 20 billion is 24.2% as of December 31, 2012. In addition, for ￦ 200 million and below is 11%, and for over ￦200 million is 24.2% as of December 31, 2011.

The details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting, as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Income tax refund receivable prior to offsetting	￦	(375,268)	￦	(207,490)
Tax payables prior to offsetting[1]		586,292		708,495

Tax payables (receivable) after offsetting		211,024		501,005
Adjustment on consolidated tax payable and others[2]		(12,184)		(12,003)
Payable[3]		(194,052)		(480,061)

Current tax payable	￦	4,788	￦	8,941

[1]

Includes income tax payables of ￦ 4,788 million and ￦ 8,941 million under current tax liabilities as of December 31, 2012 and 2011, respectively, which are not to be offset against income tax refund receivables, such as overseas branches.

[2]	Tax expense reduced due to the introduction of consolidated tax return was reclassified as tax benefit.
[3]	The amount of income tax payable by the Bank is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of tax consolidation.

139

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

33. Dividends

The dividend to the shareholders of the parent company in respect of the year ended December 31, 2012, of ￦ 697 per share, amounting to total dividends of ￦ 282,039 million, is to be proposed at the annual general meeting on March 21, 2013. The Bank’s separate financial statements as of December 31, 2012, do not reflect this dividend payable.

34. Accumulated other comprehensive income

The details of accumulated other comprehensive income for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Beginning		Changes except for reclassification		Reclassifica- tion to profit or loss		Tax effect		Ending
Exchange differences on translating foreign operations	￦	4,258	￦	(3,319)	￦	—	￦	—	￦	939
Change in value of available-for-sale financial assets		337,223		231,282		73,197		(73,684)		568,018
Change in value of held-to-maturity financial assets		12		—		(4)		—		8

	￦	341,493	￦	227,963	￦	73,193	￦	(73,684)	￦	568,965

	2011
(In millions of Korean won)	Beginning[1]		Changes except for reclassification		Reclassifica- tion to profit or loss		Tax effect		Ending
Exchange differences on translating foreign operations	￦	1,403	￦	2,855	￦	—	￦	—	￦	4,258
Change in value of available-for-sale financial assets		763,598		(46,590)		(488,719)		108,934		337,223
Change in value of held-to-maturity financial assets		16		—		(4)		—		12

	￦	765,017	￦	(43,735)	￦	(488,723)	￦	108,934	￦	341,493

[1]	The amount of ￦ 17,202 million related to the spin-off of credit card business from the Bank is included.

140

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

35. Trust Accounts

Financial information of the trust accounts the Bank manages as of December 31, 2012 and 2011, is as follows:

	2012				2011
(In millions of Korean won)	Total assets		Operating revenues		Total assets		Operating revenues
Consolidated	￦	27,844	￦	4,325	￦	28,505	￦	4,139
Non-consolidated		22,784,915		1,203,969		20,137,524		895,153

	￦	22,812,759	￦	1,208,294	￦	20,166,029	￦	899,292

[1]

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

Significant transactions between the Bank and the trust accounts for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Revenues
Fees and commissions from trust accounts	￦	159,065	￦	149,329
Commissions from early termination in trust accounts		157		226

		159,222		149,555

Expenses
Interest expenses on due to trust accounts		54,973		59,971

Assets
Accrued trust fees		59,586		63,678

Liabilities
Due to trust accounts		2,115,904		1,919,084
Accrued interest on due to trust accounts		4,274		6,217

		2,120,178		1,925,301

141

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

As of December 31, 2012 and 2011, the carrying amounts of the trust accounts for which the Bank guarantees payment of principal or payment of principal and fixed rate of return are as follows:

(In millions of Korean won)		2012		2011
Trust accounts guaranteeing repayment of principal	Old age pension	￦	4,089	￦	5,267
	Personal pension		1,729,349		1,715,696
	Pension trust		1,344,484		1,183,155
	Retirement trust		25,136		132,823
	New personal pension		83,303		82,493
	New old age pension		10,283		12,963

			3,196,644		3,132,397

Trust accounts guaranteeing repayment of principal and fixed rate of return	Development money trust Unspecified monetary trust		27,751 93		28,412 93

			27,844		28,505

		￦	3,224,488	￦	3,160,902

[1]

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

As of December 31, 2012 and 2011, there is no amount the Bank has to pay in relation to the management results of the trust accounts in accordance with the guarantees of payment of principal or payment of principal and fixed rate of return.

142

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

36. Supplemental Cash Flow Information

Cash and cash equivalents as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Cash	￦	2,035,334	￦	1,838,480
Checks with other banks		808,460		981,269
Due from Bank of Korea		3,215,181		3,942,158
Due from other financial institutions		3,380,078		1,848,590

		9,439,053		8,610,497

Restricted due from financial institutions		(3,433,131)		(3,997,182)
Due from financial institutions with original maturities over three months		(100,000)		(119,738)

		(3,533,131)		(4,116,920)

		5,905,922	￦	4,493,577

Significant non-cash transactions for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Decrease in loans due to the write-offs	￦	1,645,105	￦	1,745,937
Changes in accumulated other comprehensive income due to valuation of investment securities		230,791		(426,379)
Decrease in net assets due to spin-off		—		2,111,951
Increase in investments in associates due to the establishment of Kookmin Bank (China) Ltd.		418,155		—

Cash inflow and outflow from income tax, interest and dividends for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	Activity	2012		2011
Income tax paid	Operating	￦	962,203	￦	55,816
Interest received	Operating		12,704,086		12,887,605
Interest paid	Operating		6,602,657		6,272,794
Dividends received	Operating		69,469		61,792
Dividends paid	Financing		657,925		46,331

143

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

37. Contingent liabilities and commitments

Acceptances and guarantees as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees (in Korean won)
Acceptances and guarantees for KB purchasing loan	￦	546,480	￦	684,445
Bid bond		—		402
Performance bond		—		649
Other acceptances and guarantees		1,017,631		849,536

		1,564,111		1,535,032

Confirmed acceptances and guarantees (in foreign currency)
Acceptances of letter of credit		204,764		411,145
Letter of guarantees		66,535		57,195
Bid bond		85,228		41,721
Performance bond		529,088		437,046
Refund guarantees		2,172,006		3,025,855
Other acceptances and guarantees		511,686		267,184

		3,569,307		4,240,146

Financial guarantees
Acceptances and guarantees for debentures		—		208
Acceptances and guarantees for mortgage		45,123		57,079
Financial guarantees		—		20,000
Overseas debt guarantees		238,670		244,929
International financing guarantees in foreign currencies		21,422		—
		305,215		322,216

		5,438,633		6,097,394

Unconfirmed acceptances and guarantees
Guarantees of letter of credit		3,314,490		4,006,986
Refund guarantees		918,191		1,672,063
		4,232,681		5,679,049

	￦	9,671,314	￦	11,776,443

144

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Acceptances and guarantees by counter party as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	￦	4,201,971	￦	2,446,040	￦	6,648,011	68.74
Small companies		1,181,036		756,097		1,937,133	20.03
Public and others		55,626		1,030,544		1,086,170	11.23

	￦	5,438,633	￦	4,232,681	￦	9,671,314	100.00

	2011
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Corporations	￦	4,505,465	￦	2,947,976	￦	7,453,441	63.29
Small companies		1,498,632		995,501		2,494,133	21.18
Public and others		93,297		1,735,572		1,828,869	15.53

	￦	6,097,394	￦	5,679,049	￦	11,776,443	100.00

Acceptances and guarantees by industry as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	92,037	￦	8,610	￦	100,647	1.04
Manufacturing		3,223,763		2,198,439		5,422,202	56.06
Service		389,577		28,785		418,362	4.33
Wholesale and retail		924,061		718,596		1,642,657	16.98
Construction		754,104		284,448		1,038,552	10.74
Public sector		20,650		972,777		993,427	10.27
Others		34,441		21,026		55,467	0.58

	￦	5,438,633	￦	4,232,681	￦	9,671,314	100.00

145

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Confirmed guarantees		Unconfirmed guarantees		Total		Proportion (%)
Financial institutions	￦	75,048	￦	5,176	￦	80,224	0.68
Manufacturing		4,176,658		2,880,388		7,057,046	59.92
Service		156,973		39,955		196,928	1.67
Wholesale and retail		989,838		855,559		1,845,397	15.67
Construction		595,215		177,030		772,245	6.56
Public sector		58,129		1,663,052		1,721,181	14.62
Others		45,533		57,889		103,422	0.88

	￦	6,097,394	￦	5,679,049	￦	11,776,443	100.00

Commitments as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012		2011
Commitments
Corporate loan commitments	￦	41,325,939	￦	36,942,880
Retail loan commitments		14,323,526		14,632,998
Other acceptance and guarantees in won		1,000,000		1,000,000
Other acceptance and guarantees in foreign currencies		27,849		29,986
Other purchase of security investment		1,774,373		1,127,776

		58,451,687		53,733,640

Financial Guarantees
Credit line		1,141,554		471,951
Purchase of security investment		163,500		151,000

		1,305,054		622,951

	￦	59,756,741	￦	54,356,591

Other Matters (including litigation)

a) The Bank has filed 74 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), as the plaintiff, involving aggregate claims of ￦ 804,279 million, and faces 264 lawsuits as the defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ￦ 327,392 million, which arose in the normal course of the business and are still pending as of December 31, 2012.

Meanwhile, several customers of the Bank have filed lawsuits against the Bank claiming a refund of fees for putting up fixed collateral as of December 31, 2012. One lawsuit is still on its second trial, while the court ruled in favor of the Bank on its first trial. The others are still on their first trial. A relatively low probability of an outflow of resources is expected in relation to the outcome of the lawsuits.

146

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

b) According to shareholders’ agreement on September 25, 2009, among Kookmin Bank, the International Finance Corporation (“IFC”) and the remaining shareholders, Kookmin Bank granted a put option to IFC with the right to sell shares of JSC Bank Center Credit to itself or its designee. The exercise price is determined at its fair value by mutual agreement between Kookmin Bank and IFC. If the price is not agreed by the designated date, it is determined by the value measured by the selected independent external valuation institution. The put option may be exercised by IFC at any time from February 24, 2013 to February 24, 2017. However, if the put trigger event defined in the shareholders’ agreement occurs, and consequently, if a put notice is delivered to Kookmin Bank within 60 days from the date when IFC recognizes such event, IFC may also exercise its put option at any time after February 24, 2010.

c) The face values of the securities sold to general customers through tellers’ sale amount to ￦111,633 million and
￦142,145 million as of December 31, 2012 and 2011, respectively.

d) Kookmin Bank underwent a tax investigation by the Seoul Regional Tax Office and in early 2007 was assessed additional corporate tax including local income tax of ￦482,755 million. Kookmin Bank paid this amount to the Tax authorities. Subsequently, Kookmin Bank filed a claim for adjudication in August 2007 for repayment of the amount of ￦482,643 million. Of this amount, ￦117,135 million has been refunded to Kookmin Bank following a successful appeal to the National Tax Tribunal and administrative litigations. Further, a portion of the claim amounting to ￦970 million has been extinguished following litigation. Meanwhile, the claim for a refund of ￦364,538 million, specifically related to the merger of Kookmin Card Co., Ltd. was ruled in favor of Kookmin Bank in an original case on April 1, 2011, and in a second trial at the Seoul High Court on January 12, 2012. The ruling has been appealed by the Tax authorities to the Supreme Court, where it is currently pending third trial as of December 31, 2012.

e) The Bank and KB Kookmin Card Co., Ltd. are jointly liable for the obligation of the Bank before spin-off.

147

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

38. The Subsidiaries

The details of subsidiaries as of December 31, 2012, are as follows:

Name of subsidiaries	Ownership interests(%)	Location	Industry
Kookmin Bank Int’l Ltd.(London)	100.00	England	Banking and foreign exchange transaction
Kookmin Bank Hong Kong Ltd.	100.00	Hong Kong	Banking and foreign exchange transaction
Kookmin Bank Cambodia PLC.	92.44	Cambodia	Banking and foreign exchange transaction
Kookmin Bank (China) Ltd.	100.00	China	Banking and foreign exchange transaction
Principal & interest guaranteed trust[1]	—	Korea	Trust
KB Mortgage Loan First Securitization Specialty Co., Ltd. and 6 others[1]	—	Korea and others	Asset-backed securitization
KB Evergreen Private Securities 26 and 25 others[1]	100.00	Korea	Private equity fund
KB Wise Star Private Real Estate Feeder Fund[1]	86.00	Korea	Investment Trust

[1]	The activities of entities, decision-making powers and benefits and risks are considered when special purpose entities are consolidated.

The condensed financial information of major subsidiaries as of December 31, 2012 and 2011, and for the years ended December 31, 2012 and 2011, are as follows:

(In millions of Korean won)	2012
	Assets		Liabilities		Equity		Operating revenue		Profit for the period
Kookmin Bank Int’l Ltd.(London) [1]	￦	410,137	￦	342,989	￦	67,148	￦	14,623	￦	4,656
Kookmin Bank Hong Kong Ltd. [2]		481,987		358,413		123,574		19,844		8,167
Kookmin Bank Cambodia PLC.[3]		71,495		53,820		17,675		4,804		1,741
Kookmin Bank (China) Ltd. [4]		930,070		518,042		412,028		9,410		1,039

148

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

(In millions of Korean won)	2011
	Assets		Liabilities		Equity		Operating revenue		Profit for the period
Kookmin Bank Int’l Ltd.(London) [1]	￦	467,066	￦	399,358	￦	67,708	￦	15,489	￦	2,972
Kookmin Bank Hong Kong Ltd. [2]		565,764		443,016		122,748		19,934		6,312
Kookmin Bank Cambodia PLC.[3]		53,240		35,991		17,249		3,323		739

[1]	Kookmin Bank Int’l Ltd.(London)

Kookmin Bank Int’l Ltd.(London) was established in November 1991 and operates its businesses mainly in general banking, trading finance, foreign currency exchange, and derivatives. Its name was changed from Korea Long Term Credit Bank Int’l Ltd. to Kookmin Bank Int’l Ltd.(London) when the Bank merged with Korea Long Term Credit Bank in January 1999. The headquarters are located in London, England. Kookmin Bank Int’l Ltd.(London)’s paid-in capital as of December 31, 2012, is
USD 30,392,000.

[2]	Kookmin Bank Hong Kong Ltd.

Kookmin Bank Hong Kong Ltd. was established in July 1995 and operates its businesses in general banking and trading finance. The headquarters are located in Hong Kong. Kookmin Bank Hong Kong Ltd.’s paid-in capital as of December 31, 2012, is
USD 20,000,000.

[3]	Kookmin Bank Cambodia PLC.

Kookmin Bank acquired 51% of ownership in Kookmin Bank Cambodia PLC. in May 2009. As of December 31, 2012, Kookmin Bank owns 92.44% through its participation in paid-in capital increase in December 2010 and the additional acquisition of equity interests in July 2012. In particular, Kookmin Bank Cambodia PLC. mainly operates lending, borrowing, foreign currency exchange services, and other ordinary banking business. The headquarters are located in Phnom Penh, Cambodia. Kookmin Bank Cambodia PLC.’s paid-in capital as of December 31, 2012, is USD 16,000,000.

[4]	Kookmin Bank (China) Ltd.

Kookmin Bank (China) Ltd. was established in November 19, 2012, and operates its businesses in general banking and trading finance. The Bank established Kookmin Bank (China) Ltd. and the Bank’s local branches in Beijing, Harbin, Suzhou and Guangzhou in China were incorporated into Kookmin Bank (China) Ltd. at the same time. The Bank has 100% of ownership. The headquarters are located in Beijing, China. Kookmin Bank (China) Ltd.’s share capital as of December 31, 2012, is
USD 383,874,937.

Special Purpose Company specializing in a business of asset-backed securitization

Special Purpose Company operates issuing and redeeming the asset-backed securities by purchasing, managing, investing and selling of the right to the loans (securitization assets) in accordance with Asset-Backed Securitization Act.

149

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Special purpose entities

Subsidiaries are all entities (including SPEs) over which the Bank has the power to govern the financial and operating policies generally accompanying a shareholding of one half of the voting rights. However, there are some cases where the Bank may still control some entities, mostly SPEs, with less than one half of the voting rights for a single, well-defined, and narrow purpose. SPEs may take the form of a corporation, trust, partnership or unincorporated entity. SPEs often are created with legal arrangements that impose strict and sometimes permanent limits on the decision-making powers of their governing board, trustee or management over the operations of the SPE. Frequently, these provisions specify that the policy guiding the ongoing activities of the SPE cannot be modified, other than perhaps by its creator or sponsor.

The Bank consolidates an SPE when, in substance, the Bank controls the SPE as follows:

(a) In substance, the activities of the SPE are being conducted on behalf of the entity according to its specific business needs so that the Bank obtains benefits from the SPE’s operations;

(b) In substance, the Bank has the decision-making powers to obtain the majority of the benefits of the activities of the SPE or, by setting up an ‘autopilot’ mechanism, the Bank has delegated these decision-making powers;

(c) In substance, the Bank has rights to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE; or

(d) In substance, the Bank retains the majority of the residual or ownership risks related to the SPE or its assets in order to obtain benefits from its activities.

The types of SPEs are asset securitization specialty company, project financing companies, private equity funds, partnerships and others and the purpose of business activities of SPEs are the asset-backed securitization, providing lines of credit, granting loans, investing in equity shares, and managing assets.

Changes in subsidiaries

Kookmin Bank (China) Ltd., Yuri Select Private Securities Investment Trust 32 and 33 other private equity funds and KB Wise Star Private Real Estate Feeder Fund No.1 were newly consolidated during the year ended December 31, 2012. Hanwha Private Securities Investment Trust 25 and 29 other private equity funds were excluded from the consolidation due to their liquidation.

150

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

39. Finance and Operating Leases

39.1 Finance lease

The future minimum lease payments arising as of December 31, 2012, and 2011, are as follows:

(In millions of Korean won)	2012		2011
Net Carrying amount of finance lease assets	￦	16,856	￦	18,477
Minimum lease payment
Within 1 year		2,310		754
1-5 years		1,427		637

	￦	3,737	￦	1,391

Present value of minimum lease payment
No later than 1 year	￦	2,163	￦	697
1-5 years		1,386		601

	￦	3,549	￦	1,298

Contingent rent		—		—
Minimum sublease payment		—		—

151

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

39.2 Operating lease

Lessee

The future minimum lease payments arising from the non-cancellable lease contracts as of December 31, 2012, and 2011, are as follows:

(In millions of Korean won)	2012		2011
Minimum lease payment
Within 1 year	￦	109,058	￦	98,945
1-5 years		93,239		76,448
Over 5 years		42,816		1,287

		245,113		176,680

Minimum sublease payment		(348)		(389)

The lease payments reflected in profit or loss for the years ended December 31, 2012 and 2011, are as follows:

(in millions of Korean won)	2012	2011
Lease payment reflected in profit or loss
Minimum lease payment	188,930	181,855
Contingent rent	—	—
Sublease payment	(498)	(176)

	188,432	181,679

Lessor

The future minimum lease income arising from the non-cancellable lease contracts as of December 31, 2012, and 2011, are as follows:

(In millions of Korean won)	2012		2011
Minimum lease payment
Within 1 year	￦	3,085	￦	3,009
1-5 years		728		1,642

		3,813		4,651

152

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

40. Related Party Transactions

Significant related party transactions with related parties for the years ended December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Gain on sale of loans		Interest income and others		Provision (reversal)		Loss on sale of loans		Interest expense and others
Parent
KB Financial Group Inc.	￦	—	￦	1,931	￦	—	￦	—	￦	2,256
Subsidiaries
Principal & interest guaranteed trust		—		4,159		—		—		62
Securitization specialty company		—		3,843		1,774		—		—
Private equity fund		—		300		—		—		252
KB Wise Star Private Real Estate Feeder Fund		—		1		—		—		—
Kookmin Bank Int’l Ltd. (London)		—		3,546		—		—		4
Kookmin Bank Hong Kong Ltd.		—		2,287		—		—		1,771
Kookmin Bank Cambodia PLC.		—		29		—		—		—
Parent’s subsidiaries
KB Investment Co., Ltd.		—		—		—		—		827
KB Data System Co., Ltd.		—		46		—		—		28,893
KB Real Estate Trust Co., Ltd.		—		52		—		—		1,388
KB Life Insurance Co., Ltd.		—		46,735		—		—		17
KB Credit Information Co., Ltd.		—		637		—		—		24,675
KB Asset Management Co., Ltd.		—		210		—		—		3,537
KB Investment and Securities Co., Ltd.		—		10,778		—		—		7,121
KB Kookmin Card Co., Ltd.		—		248,650		—		—		4,836
KB Savings Bank Co., Ltd.		—		410		—		—		12
Associates
KB06-1 Venture Investment Partnership		—		—		—		—		27
KB08-1 Venture Investment Partnership		—		—		—		—		226
KB12-1 Venture Investment Partnership		—		—		—		—		63
Korea Credit Bureau Co., Ltd.		—		3		—		—		143
UAMCO., Ltd.		—		297		(68)		93,266		—
United PF 1st Recovery Private Equity Fund		1,900		500		(7)		—		28
CH Engineering Co., Ltd.		—		—		(106)		—		—
EValley Co., Ltd.		—		—		(77)		—		—
Pyungjeon Co., Ltd.		—		—		343		—		—
Kores Co., Ltd.		—		326		325		—		—
Associates of Parent’s subsidiaries
Joam Housing Development Co., Ltd.		—		—		—		—		1
KB Global Star Game & Apps SPAC.		—		—		—		—		430
Semiland Co., Ltd.		—		17		(4)		—		—
Sehwa Electronics Co., Ltd.		—		35		—		—		153
Serit Platform Co., Ltd.		—		105		4		—		—
DSplant Co., Ltd.		—		167		(3)		—		3
Key management		—		262		(1)		—		155
Other
Retirement pension		—		415		—		—		1,699

	￦	1,900	￦	325,741	￦	2,180	￦	93,266	￦	78,579

153

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Gain on sale of loans		Interest income and others		Provision (reversal)		Loss on sale of loans		Interest expense and others
Parent
KB Financial Group Inc.	￦	—	￦	2,584	￦	—	￦	—	￦	16,889
Subsidiaries
Principal & interest guaranteed trust		—		3,767		—		—		80
Securitization specialty company		—		38,197		796		—		11,965
Private equity fund		—		229		—		—		238
Kookmin Bank Int’l Ltd. (London)		—		3,588		—		—		—
Kookmin Bank Hong Kong Ltd.		—		2,928		—		—		992
Parent’s subsidiaries
KB Investment Co., Ltd.		—		9		4		—		1,508
KB Data System Co., Ltd.		—		216		—		—		31,546
KB Real Estate Trust Co., Ltd.		—		75		—		—		525
KB Life Insurance Co., Ltd.		—		43,156		—		—		9
KB Credit Information Co., Ltd.		—		596		—		—		27,331
KB Asset Management Co., Ltd.		—		356		—		—		2,325
KB Investment and Securities Co., Ltd.		—		5,708		—		—		5,648
KB Kookmin Card Co., Ltd.		—		240,112		—		—		14,063
Powernet Technologies Co., Ltd.		—		—		—		—		119
Associates
KB06-1 Venture Investment Partnership		—		—		—		—		65
KB08-1 Venture Investment Partnership		—		—		—		—		179
Korea Credit Bureau Co., Ltd.		—		—		—		—		168
UAMCO., Ltd.		13,455		1,196		(3)		40,879		3
United PF 1st Recovery Private Equity Fund		30,722		—		—		—		—
Associates of Parent’s subsidiaries
KB Global Star Game & Apps SPAC.		—		—		—		—		36
Semiland Co., Ltd.		—		17		(3)		—		1
Powerrex corporation Co., Ltd.		—		74		(104)		—		1
Sehwa Electronics Co., Ltd.		—		21		—		—		19
Serit Platform Co., Ltd.		—		85		26		—		—
DSplant Co., Ltd.		—		229		—		—		—
Key management		—		335		(1)		—		193
Other
Retirement pension		—		199		—		—		898

	￦	44,177	￦	343,677	￦	715	￦	40,879	￦	114,801

154

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

The details of receivables and payables, and related allowances for loan losses arising from the related party transactions as of December 31, 2012 and 2011, are as follows:

	2012
(In millions of Korean won)	Receivables		Allowances for loan losses		Payables
Parent
KB Financial Group Inc.	￦	—	￦	—	￦	335,710
Subsidiaries
Principal & interest guaranteed trust		27,536		—		312
Securitization specialty company		1,585,445		11,190		1,452,145
Private equity fund		32		—		2,535
KB Wise Star Private Real Estate Feeder Fund		1		—		—
Kookmin Bank Int’l Ltd. (London)		287,032		—		274,768
Kookmin Bank Hong Kong Ltd.		26,581		—		218,860
Kookmin Bank Cambodia PLC.		—		—		4,215
Kookmin Bank (China) Ltd.,		2,961		—		259,410
Parent’s subsidiaries
KB Investment Co., Ltd.		—		—		15,898
KB Data System Co., Ltd.		6,660		—		19,206
KB Real Estate Trust Co., Ltd.		—		—		7,019
KB Life Insurance Co., Ltd.		1,306		—		7,072
KB Credit Information Co., Ltd.		—		—		16,120
KB Asset Management Co., Ltd.		53		—		10,546
KB Investment and Securities Co., Ltd.		9,048		—		317,181
KB Kookmin Card Co., Ltd.		24,852		—		119,582
Powernet Technologies Co., Ltd.		—		—		17
Associates
KB08-1 Venture Investment Partnership		—		—		10,224
KB12-1 Venture Investment Partnership		—		—		13,926
Korea Credit Bureau Co., Ltd.		—		—		18,049
UAMCO., Ltd.		—		—		198
United PF 1st Recovery Private Equity Fund		2,809		5		161
Pyungjeon Co., Ltd.		2,125		1,055		1
Kores Co., LTD.		7,854		3,872		3
Associates of Parent’s subsidiaries
Joam Housing Development Co., Ltd.		—		—		236
KB Global Star Game & Apps SPAC		—		—		899
Semiland Co.		—		—		4
Sehwa Electronics Co., Ltd.		—		—		165
Serit Platform Co., Ltd.		769		80		48
DSplant Co., Ltd.		3,264		12		50
Key management		5,537		21		8,620
Other
Retirement pension		195		—		51,417

	￦	1,994,060	￦	16,235	￦	3,164,597

155

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

	2011
(In millions of Korean won)	Receivables		Allowances for loan losses		Payables
Parent
KB Financial Group Inc.	￦	—	￦	—	￦	548,861
Subsidiaries
Principal & interest guaranteed trust		28,148		—		331
Securitization specialty company		1,730,600		9,416		1,597,736
Private equity fund		28		—		3,902
Kookmin Bank Int’l Ltd. (London)		335,614		—		319,962
Kookmin Bank Hong Kong Ltd.		63,827		—		266,573
Kookmin Bank Cambodia PLC.		1		—		7,391
Parent’s subsidiaries
KB Investment Co., Ltd.		—		—		33,849
KB Data System Co., Ltd.		3,104		—		18,130
KB Real Estate Trust Co., Ltd.		—		—		3,100
KB Life Insurance Co., Ltd.		3,209		—		2,057
KB Credit Information Co., Ltd.		—		—		14,625
KB Asset Management Co., Ltd.		63		—		80,851
KB Investment and Securities Co., Ltd.		1,556		—		296,323
KB Kookmin Card Co., Ltd.		28,235		—		493,309
Associates
KB06-1 Venture Investment Partnership		—		—		4,009
KB08-1 Venture Investment Partnership		—		—		10,468
Korea Credit Bureau Co., Ltd.		—		—		12,575
UAMCO., Ltd.		38,745		68		146
United PF 1st Recovery Private Equity Fund		6,761		12		154
Associates of Parent’s subsidiaries
Joam Housing Development Co., Ltd.		—		—		58
KB Global Star Game & Apps SPAC		—		—		21,766
Semiland Co., Ltd.		151		4		114
Powerrex corporation Co., Ltd.		—		—		10
Sehwa Electronics Co., Ltd.		38		—		649
Serit Platform Co., Ltd.		768		76		17
DSplant Co., Ltd.		2,307		15		97
Key management		7,247		32		5,344
Other
Retirement pension		225		—		37,226

	￦	2,250,627	￦	9,623	￦	3,779,633

In accordance with K-IFRS 1024, the Bank includes parent, subsidiaries, parent’s subsidiaries and associates, key management (including family members), and post-employment benefit plans of the Bank associates in the scope of its related parties. Additionally, the Bank discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the financial statements. Refer to Note 13 for details on the subsidiaries and investments in associates.

156

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Key management includes the directors of the parent company and the directors (vice-presidents and above) of the Bank and companies where the directors and their close family members have the power to influence the decision-making process. The Bank recognized receivables amounting to ￦ 7,247 million and related allowances for loan losses amounting to ￦ 32 million as of December 31, 2011, from transactions with key management. Of those amounts, receivables amounting to ￦ 1,416 million, as of December 31, 2011, and related allowances for loan losses amounting to ￦ 21 million were from transactions with companies where key management has the power to influence the decision-making process.

Commitments to related parties as of December 31, 2012 and 2011, are as follows:

(In millions of Korean won)		2012		2011
Kookmin Bank Cambodia PLC.	Other commitments in foreign currencies	￦	27,849	￦	29,986
UAMCO., Ltd.	Loan commitment in won		127,800		89,077
	Commitments on purchase of security investment		89,950		89,950
KB Kookmin Card Co., Ltd.	Loan commitment in won		520,000		530,000
	Other commitment in won		1,000,000		1,000,000
United PF 1st Recovery Private Equity Fund	Loan commitment in won		106,395		102,443
	Commitments on purchase of security investment		49,383		—
KB Wise Star Private Real Estate Feeder Fund	Commitments on purchase of security investment		240,757		—
KB Investment and Securities Co., Ltd.	Loan commitment in won		47,500		47,500
Sehwa Electronics Co., Ltd. and others	Loan commitment		2,899		2,891
	Other commitment		88,151		17,245

157

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Compensation to key management for the year ended December 31, 2012, consists of:

(In millions of Korean won)	2012
	Short-term employee benefits		Post- employment benefit		Share-based payments		Total
Registered directors (executive)	￦	1,636	￦	91	￦	1,624	￦	3,351
Registered directors (non-executive)		333		—		—		333
Non-registered directors		3,122		246		1,984		5,352

	￦	5,091	￦	337	￦	3,608	￦	9,036

Compensation to key management for the year ended December 31, 2011, consisted of:

(In millions of Korean won)	2011
	Short-term employee benefits		Post- employment benefit		Share-based payments		Total
Registered directors (executive)	￦	1,694	￦	98	￦	718	￦	2,510
Registered directors (non-executive)		352		—		—		352
Non-registered directors		2,743		198		194		3,135

	￦	4,789	￦	296	￦	912	￦	5,997

158

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

41. Discontinued Operations

With the approval of the Board of Directors on September 28, 2010, the Bank spun off its credit card business segment into KB Kookmin Card Co., Ltd. on February 28, 2011, for the specialization of credit card business and for the competitiveness in its non-banking operations. And KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc. The shareholder of the Bank received 100% of newly issued shares of the credit card company in proportion to its ownership in the Bank as of the spin-off date. The business segments of the Bank, other than credit card operation segment, continue to exist after the spin-off. The Bank and the newly established credit card company are both responsible for the liabilities that arose from the conditions existing before the spin-off date.

In addition, assets and liabilities that directly or indirectly owned by the credit card company before the spin-off were transferred to the new company as a separate entity. Particularly, the non-identifiable assets and liabilities subjected to transfer will be decided based on the reasonable basis of the spin-off policy. The properties which were transferred were determined by the list of properties transferred and the spin-off statement of financial position as of February 28, 2011.

Profit from discontinued operations for the year ended December 31, 2011, are as follows:

(In millions of Korean won)	2011
Net interest income	￦	136,834
Net fee and commission income		94,229
Other operating profit		(16,463)
General and administrative expenses
Employee compensation and benefits		(13,382)
Other general and administrative expenses		(29,335)

Operating profit before provision for credit losses		171,883
Provision for credit losses		(11,451)

Operating profit		160,432
Other non-operating profit		21

Profit before tax from discontinued operations		160,453
Income tax expense		(39,174)

Profit from discontinued operations		121,279

Total comprehensive income for the period from discontinued operations	￦	121,279

159

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to Separate Financial Statements

December 31, 2012 and 2011

Cash flows from discontinued operations for the year ended December 31, 2011, are as follows:

(In millions of Korean won)	2011
Cash flows from operating activities	￦	859,687
Cash flows from investing activities		(8,082)
Cash flows from financing activities		(863,940)

The details of assets and liabilities transferred to KB Kookmin Card Co., Ltd. during the year ended December 31, 2011, are as follows:

(In millions of Korean won)	2011
Assets
Cash and due from financial institutions	￦	349,471
Loans		11,654,158
Financial investments		26,712
Property and equipment		91,151
Intangible assets		27,836
Deferred income tax assets		77,938
Other assets		161,851

	￦	12,389,117

Liabilities
Debentures	￦	8,730,447
Provisions		161,724
Other liabilities		1,035,501

	￦	9,927,672

Accumulated other comprehensive income relating to assets held for sale	￦	17,202

42. Approval of Issuance of the Financial Statements

The issuance of the Bank’s separate financial statements as of and for the year ended December 31, 2012 was approved by the Board of Directors in February 27, 2013.

160

Report of Independent Accountants’

Review of Internal Accounting Control System

To the President of

Kookmin Bank

We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of Kookmin Bank (the “Bank”) as of December 31, 2012. The Bank’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Bank states that “based on the assessment on the operations of the IACS, the Bank’s IACS has been effectively designed and is operating as of December 31, 2012, in all material respects, in accordance with the IACS standards.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a Bank’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

161

A Bank’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

Our review is based on the Bank’s IACS as of December 31, 2012, and we did not review management’s assessment of its IACS subsequent to December 31, 2012. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 8, 2013

162

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Auditor (Audit Committee) of

Kookmin Bank

I, as the Internal Accounting Control Officer (“IACO”) of Kookmin Bank (the “Bank”), assessed the status of the design and operations of the Bank’s internal accounting control system (“IACS”) for the year ended December 31, 2012.

The Bank’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on the assessment on the operations of the IACS, the Bank’s IACS has been effectively designed and is operating as of December 31, 2012, in all material respects, in accordance with the IACS standards.

February 20, 2013

Ok-Chan Kim, Internal Accounting Control Officer

Byong-Deok Min, President and Chief Executive Officer

163